Exhibit 2.1

Certain confidential information contained in this exhibit has been omitted by means of redacting a portion of the text and replacing it with [***], pursuant to Regulation S-K Item 601(b) of the Securities Act of 1933, as amended. Certain confidential information has been excluded from this exhibit because it is: (i) not material; and (ii) the type that the registrant treats as private or confidential.

AGREEMENT AND PLAN OF MERGER

among:

JAZZ PHARMACEUTICALS, INC.,

a Delaware corporation;

KNIGHT ACQUISITION CORP.,

a Delaware corporation;

ACTIO BIOSCIENCES, INC.,

a Delaware corporation;

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as the Securityholders’ Agent;

and

solely for the purposes of Section 11.21,

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY,

an Irish public limited company.

Dated as of August 10, 2026

3.	Representations and Warranties of Parent and Merger Sub		45

	3.1	Due Organization	45
	3.2	Non-Contravention; Consents	45
	3.3	Authority; Binding Nature of Agreement	46
	3.4	Legal Proceedings	46
	3.5	Adequacy of Funds	46
	3.6	Brokers	46
	3.7	Merger Sub	46
	3.8	No Parent Vote Required	46

4.	Certain Covenants of the Company		46

	4.1	Access and Investigation	46
	4.2	Operation of the Business of the Company	47
	4.3	Notification	50
	4.4	No Negotiation	50
	4.5	Termination of Certain Company Employee Plans	50
	4.6	Termination of Agreements	51
	4.7	FIRPTA Matters	51
	4.8	Satisfaction of Insider Receivables	51
	4.9	Resignation of Officers and Directors	51
	4.10	Tail Insurance	51
	4.11	Payoff Letters and Invoices; Estimated Merger Consideration Spreadsheet	52

5.	Certain Covenants of the Parties		52

	5.1	Filings and Consents	52
	5.2	Stockholder Consent	54
	5.3	Public Announcements	55
	5.4	Reasonable Best Efforts	55
	5.5	Communications with Employees	55
	5.6	Spin-Out Transactions	56
	5.7	Employee Matters	56
	5.8	Equity Release Agreements	57
	5.9	Indemnification; Directors’ and Officers’ Insurance	57

6.	Conditions Precedent to Obligations of Parent and Merger Sub		59

	6.1	Accuracy of Representations	59
	6.2	Performance of Covenants	59
	6.3	No Material Adverse Effect	59
	6.4	Governmental and Other Consents	59
	6.5	Stockholder Approval	60
	6.6	Agreements and Documents	60
	6.7	Section 280G Stockholder Approval	63
	6.8	No Restraints	63
	6.9	Termination of Employee Plans	64
	6.10	Tail Insurance	64
	6.11	Spin-Out Transactions	64
	6.12	Specified Employee	64

7.	Conditions Precedent to Obligations of the Company		64

	7.1	Accuracy of Representations	64
	7.2	Performance of Covenants	64
	7.3	Governmental and Other Consents	64
	7.4	Parent Closing Certificate	64
	7.5	No Restraints	64
	7.6	Spin-Out Transactions	64
	7.7	Agreements and Documents	65

8.	Termination		65

	8.1	Termination Events	65
	8.2	Termination Procedures	66
	8.3	Effect of Termination	66
	8.4	Frustration of Closing Conditions	66

9.	Indemnification, Etc.		66

	9.1	Survival of Representations, Etc.	66
	9.2	Indemnification	67
	9.3	Limitations	68
	9.4	No Contribution	70
	9.5	Defense of Third-Party Claims	71
	9.6	[Reserved]	71
	9.7	Indemnification Claim Procedure	71
	9.8	Set-off	73
	9.9	Treatment of Indemnification Payments	74
	9.10	Sole and Exclusive Remedy	74

10.	Tax Matters		74

	10.1	Tax Returns	74
	10.2	Straddle Period Taxes	75
	10.3	Tax Agreements	76
	10.4	Cooperation	76
	10.5	Tax Contests	76
	10.6	Transfer Taxes	77
	10.7	Intended Tax Treatment	77

11.	Miscellaneous Provisions		78

	11.1	Securityholders’ Agent	78
	11.2	Further Assurances	80
	11.3	No Waiver Relating to Claims for Fraud	80
	11.4	Fees and Expenses	80
	11.5	Notices	80
	11.6	Headings	82
	11.7	Counterparts and Exchanges by Electronic Transmission	82
	11.8	Governing Law; Dispute Resolution	82
	11.9	Successors and Assigns	83

11.10	Remedies Cumulative; Specific Performance	83
11.11	Waiver	83
11.12	Waiver of Jury Trial	83
11.13	Amendments	83
11.14	Severability	83
11.15	Parties in Interest	83
11.16	Entire Agreement	84
11.17	Disclosure Letter	84
11.18	Parent and Company Acknowledgement	84
11.19	Construction	86
11.20	Conflict of Interest	86
11.21	Guaranty	87

v

Exhibits and Schedules

Exhibit A Certain Definitions

Annex I to Exhibit A Persons Whose Knowledge is Imputed to the Company

Annex II to Exhibit A Description of ABS-1230

Exhibit B Form of Option Surrender Agreement

Exhibit C Form of Warrant Acknowledgement

Exhibit D Form of Letter of Transmittal

Exhibit E Form of Release Agreement

Exhibit F Form of Merger Consideration Spreadsheet

Exhibit G Spin-Out Term Sheet

Exhibit H Form of FIRPTA Certificate

Exhibit I Form of Equity Release Agreement

Schedule 1 Major Stockholders

Schedule 2 Pending Litigation

Schedule 3 Parties to Non-Competition and Non-Solicitation Agreements

Schedule 1.5(b)(iv) Restricted Cash

Schedule 4.2 Operation of the Business

Schedule 4.6 Termination of Agreements

Schedule 6.4(a) Required Governmental Body Consents

Schedule 6.6(b) Persons to Execute Release Agreements

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 10, 2026, by and among: JAZZ PHARMACEUTICALS, INC., a Delaware corporation (“Parent”); KNIGHT ACQUISITION CORP., a Delaware corporation and a direct or indirect wholly-owned subsidiary of Parent (“Merger Sub”); ACTIO BIOSCIENCES, INC., a Delaware corporation (the “Company”); SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the Securityholders’ Agent; and, solely for the purposes of Section 11.21, JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY, an Irish public limited company (“Ultimate Parent”). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a direct or indirect wholly-owned subsidiary of Parent.

B. In connection with the transactions contemplated hereby, the parties wish to effect the separation of the SpinCo Business, prior to the Effective Time, through a spin-out of the SpinCo Business into a separate company (“SpinCo”) and consummation of the Spin-Out Transactions in accordance with the terms of the Spin-Out Term Sheet.

C. The respective boards of directors of Merger Sub and the Company have approved this Agreement and the Merger.

D. As an inducement for Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery hereof, Parent and each of the parties set forth on Schedule 3 is entering into a Noncompetition and Non-Solicitation Agreement (the “Noncompetition and Non-Solicitation Agreements”), to become effective as of (and subject to the occurrence of) the Closing.

E. As an inducement for Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery hereof, Parent or an Affiliate of Parent and David Goldstein shall have entered into an employment agreement, to become effective as of (and subject to the occurrence of) the Closing (the “Employee Agreement”).

F. As an inducement for Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery hereof, each of the Major Stockholders is entering into a Stockholder Support Agreement in favor of Parent (a “Support Agreement”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1. DESCRIPTION OF TRANSACTION

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely (via electronic exchange of documents) on a date no later than the second business day after the satisfaction or waiver of all of the conditions set forth in Section 6 (other than those conditions which are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or at such time and date as Parent and the Company may designate. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger (the “Certificate of Merger”) conforming to the requirements of the DGCL shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective as of the time that the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated to conform to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be as determined by Parent;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of Merger Sub as of immediately prior to the Effective Time.

1.5 Conversion of Shares.

(a) Conversion. Subject to Sections 1.5(d), 1.10 and 1.11 and the consummation of the Closing, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any stockholder of the Company or any other Person:

(i) each share of Company Capital Stock held in the Company’s treasury or owned by Parent, Merger Sub, the Company or any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time (each, a “Disregarded Share”), if any, shall be canceled without payment of any consideration with respect thereto;

(ii) each share of Company Preferred Stock that is not a Disregarded Share issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive: (A) an amount in cash equal to: (1) the Upfront Per Share Amount; minus (2) the Expense Fund Contribution Amount applicable to such share of Company Preferred Stock; plus (B) any cash disbursements required to be made from the Expense Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (C) any cash amounts required to be paid by Parent with respect to such share to the former holder thereof in accordance with the terms of Section 1.9, as and when such payments are required to be made;

(iii) each share of Company Common Stock that is not a Disregarded Share issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive: (A) an amount in cash equal to: (1) the Upfront Per Share Amount; minus (2) the Expense Fund Contribution Amount applicable to such share of Company Common Stock; plus (B) any cash disbursements required to be made from the Expense Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (C) any cash amounts required to be paid by Parent with respect to such share to the former holder thereof in accordance with the terms of Section 1.9, as and when such payments are required to be made; and

(iv) each share of the common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted automatically into one share of common stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

The amount of cash, if any, that each holder is entitled to receive pursuant to this Agreement for the shares of Company Capital Stock, the shares of Company Capital Stock subject to Company Options or the shares of Company Common Stock subject to Company Warrants, as the case may be, held by such holder shall be rounded to the nearest cent (with $0.005 being rounded upward to $0.01) and computed after aggregating the cash amounts payable for all shares of each class and series of Company Capital Stock, all shares of Company Common Stock subject to Company Options and all shares of Company Common Stock subject to Company Warrants held by such holder.

(b) Definitions. For purposes of this Agreement:

(i) The “Aggregate Option Exercise Amount” shall mean the aggregate dollar amount that would be payable to the Company as purchase price for the exercise of all Company Options outstanding immediately prior to the Effective Time (other than Underwater Options).

(ii) The “Aggregate Upfront Transaction Value” shall mean: (A) $820,000,000; plus (B) the Aggregate Option Exercise Amount; plus (C) the Aggregate Warrant Exercise Amount; plus (D) the Closing Cash Amount; minus (E) the Aggregate Equity Release Amount, minus (F) the aggregate amount of unpaid Company Transaction Expenses; minus (G) the aggregate amount of unpaid Pending Litigation Expenses that are actually incurred as of immediately prior to the Closing (including unpaid fees and expenses of outside counsel and other external advisors, but excluding any estimate of future Damages); minus (H) the Closing Indebtedness Amount; minus (I) the Unpaid Tax Amount (it being understood that all amounts used in calculating the Aggregate Upfront Transaction Value shall be based on the corresponding amounts set forth and represented in the Merger Consideration Spreadsheet).

(iii) The “Aggregate Warrant Exercise Amount” shall mean the aggregate dollar amount that would be payable to the Company as purchase price for the exercise of all Company Warrants outstanding immediately prior to the Effective Time (other than Underwater Warrants).

(iv) The “Closing Cash Amount” shall mean the aggregate dollar amount of consolidated cash and cash equivalents (other than restricted cash or restricted cash equivalents other than those restricted balances set forth on Schedule 1.5(b)(iv)) held by the Acquired Companies as of immediately prior to the Effective Time, determined in accordance with GAAP and on a basis consistent with the Company Financial Statements.

(v) The “Closing Indebtedness Amount” shall mean the aggregate dollar amount of Indebtedness of the Acquired Companies immediately prior to the Effective Time.

(vi) The “Expense Fund Amount” shall mean $[***].

(vii) The “Expense Fund Contribution Amount” shall mean, with respect to each share of Company Capital Stock held by a Non-Dissenting Stockholder, each share of Company Common Stock subject to a Company Option (other than an Underwater Option) and each share of Company Common Stock subject to a Company Warrant (other than an Underwater Warrant), in each case outstanding immediately prior to the Effective Time, an amount determined by multiplying: (A) the Expense Fund Amount; by (B) the fraction having: (1) a numerator equal to the Merger Consideration payable pursuant to Sections 1.5(a), 1.6 and 1.7, as the case may be, in respect of such share of Company Capital Stock, such share of Company Common Stock subject to such Company Option or such share of Company Common Stock subject to such Company Warrant, in each case outstanding immediately prior to the Effective Time (including any amount contributed to the Expense Fund with respect thereto); and (2) a denominator equal to the aggregate amount of Merger Consideration payable pursuant to Sections 1.5(a), 1.6 and 1.7, as the case may be, in respect of all shares of Company Capital Stock held by Non-Dissenting Stockholders, all shares of Company Common Stock subject to Company Options and all shares of Company Common Stock subject to Company Warrants, in each case outstanding immediately prior to the Effective Time (including any amount contributed to the Expense Fund with respect thereto).

(viii) The “Fully Diluted Company Share Number” shall mean the sum of (without duplication): (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including any such shares of Company Common Stock subject to issuance pursuant to Company Options, Company Warrants or Company Notes that are exercised or deemed exercised prior to the Effective Time); plus (B) the aggregate number of shares of Company Common Stock that are issuable upon the conversion in full of all shares of Company Preferred Stock outstanding immediately prior to the Effective Time; plus (C) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to Company Options (other than Underwater Options) (whether vested or unvested) outstanding immediately prior to the Effective Time; plus (D) the aggregate number of shares of Company Common Stock issuable upon exercise in full of all Company Warrants (other than Underwater Warrants) outstanding as of immediately prior to the Effective Time, plus (E) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights (other than Company Options or Company Warrants) to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; plus (F) the aggregate number of shares of Company Common Stock issuable upon the conversion of any convertible securities of the Company (other than shares of Company Preferred Stock, Company Options or Company Warrants) outstanding immediately prior to the Effective Time. The Fully Diluted Company Share Number shall not include any shares of Company Common Stock underlying Company Notes that are outstanding and unexercised immediately prior to the Closing, which Company Notes shall be cancelled and extinguished at the Effective Time in accordance with Section 1.8.

(ix) The “Upfront Per Share Amount” shall mean the quotient obtained by dividing: (A) the Aggregate Upfront Transaction Value; by (B) the Fully Diluted Company Share Number.

(x) The “Unpaid Tax Amount” shall mean the aggregate dollar amount of all Taxes (including, for the avoidance of doubt, (i) any Taxes imposed on an Acquired Company (including withholding Taxes) attributable to the Spin-Out Transactions and (ii) any payroll Taxes, employer-related Taxes, severance Taxes or similar Taxes) of each Acquired Company with respect to any Pre-Closing Tax Period and the portion of any Straddle Period ending on, and including, the Closing Date (as determined in accordance with Section 10.2) that remain unpaid as of the Effective Time for taxable periods beginning on or after January 1, 2025, in each case, in respect of jurisdictions in which any Acquired Company is currently filing Tax Returns or in which any Acquired Company commenced business or operations after December 31, 2024 (it being understood and agreed that for purposes of calculating the amount of such Taxes: (A) all Tax refunds and Tax receivables shall be excluded; (B) all accruals or reserves for contingent Taxes or with respect to uncertain Tax positions shall be excluded; (C) such Taxes shall include any Taxes that would be imposed on any Acquired Company as a result of any amount required to be included in income by any such Acquired Company under Section 965 of the Code for any taxable period as a result of any election made by an Acquired Company prior to the Closing or under Section 951, Section 951A or Section 956 of the Code, in each case, for the taxable period that includes the Closing Date and that, based on an interim closing of the books at the Closing Date and treating the taxable year of each Acquired Company as ending on the Closing Date, would be attributable to such period ending on, and including, the Closing Date; (D) such Taxes shall be determined in accordance with the past practices (including reporting positions, elections and accounting methods) of the Acquired Companies in preparing Tax Returns, except as otherwise provided herein or required by applicable Legal Requirements; (E) the determination of any such Tax shall take into account (1) any estimated Tax payments made by the applicable Acquired Company prior to the Closing that reduce (but not below zero) the amount of the Tax liability owed by such Acquired Company with respect to the applicable Pre-Closing Tax Period (and the portion of any Straddle Period ending on, and including, the Closing Date), (2) any net operating loss carryforwards of the applicable Acquired Company from other Pre-Closing Tax Periods (including the portion of any Straddle Period ending on, and including, the Closing Date) to the extent actually available to be applied to reduce (but not below zero) the amount of Tax liabilities owed by the applicable Acquired Company with respect to the applicable Pre-Closing Tax Period (including the portion of any Straddle Period ending on, and including, the Closing Date); and (3) any Transaction Deductions; (F) such Taxes shall be determined by excluding any Taxes attributable to any action taken by Parent or any of its Affiliates (including the Company) on the Closing Date after the Closing outside the ordinary course of business and not contemplated by the Agreement; (G) such Taxes shall be determined in accordance with the SpinCo Agreed Value; (H) such Taxes shall be determined as if the Company made the Code Section 174 Election (whether or not such election is actually made); and (I) such Taxes shall be determined on a taxpayer-by-taxpayer, jurisdiction-by-jurisdiction and type of Tax-by-type-of-Tax basis with the amount for any taxpayer, jurisdiction or type of Tax not being less than zero either overall, within each applicable jurisdiction or by type of Tax); provided, however, that the Unpaid Tax Amount shall not include any amount to the extent included in the Closing Indebtedness Amount or included as a Company Transaction Expense and that, in each case, actually results in a dollar-for-dollar reduction of the Merger Consideration.

(c) Expense Fund Contribution. At the Effective Time, Parent shall deliver or cause to be delivered to the Securityholders’ Agent an amount in cash equal to the Expense Fund Amount (such funds being referred to as the “Expense Fund”) (it being understood that once deposited in an account designated by the Securityholders’ Agent, Parent shall have no Liability to any Person in respect of the Expense Fund and each holder of Company Capital Stock, Company Common Stock subject to a Company Option and/or Company Common Stock subject to a Company Warrant shall look solely to the Securityholders’ Agent with respect to any payments in respect thereof). The Expense Fund shall be held by the Securityholders’ Agent in accordance with Section 11.1(e).

(d) Adjustments. In the event that the Company, at any time or from time to time between the date of this Agreement and the Effective Time, declares or pays any dividend on Company Capital Stock payable in Company Capital Stock or in any right to acquire Company Capital Stock, or effects a subdivision of the outstanding shares of Company Capital Stock into a greater number of shares of Company Capital Stock, or in the event the outstanding shares of Company Capital Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Company Capital Stock, or a record date with respect to any of the foregoing shall occur during such period, then the amounts payable in respect of shares of Company Capital Stock pursuant to Section 1.5(a), the amounts payable in respect of shares of Company Common Stock subject to Company Options pursuant to Section 1.6(a) and the amounts payable in respect of shares of Company Common Stock subject to Company Warrants in accordance with Section 1.7 shall be appropriately adjusted.

1.6 Treatment of Equity Awards.

(a) Company Options.

(i) Stock Options. Subject to Sections 1.5(d), 1.6(a)(ii), 1.11(e), 1.11(f) and 1.11(g), at the Effective Time, each Company Option (or portion thereof), whether or not vested, that is outstanding and unexercised as of the Effective Time shall automatically and without any further action on the part of any Person be canceled and converted into the right to receive for each share of Company Common Stock subject to such Company Option, an amount in cash equal to: (i) (A) the Upfront Per Share Amount; minus (B) the exercise price per share of Company Common Stock subject to such Company Option; minus (C) the Expense Fund Contribution Amount applicable to such share of Company Common Stock subject to such Company Option; plus (ii) any cash disbursements required to be made from the Expense Fund with respect to such share of Company Common Stock subject to such Company Option to the former holder thereof in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (iii) any cash amounts required to be paid by Parent with respect to such share of Company Common Stock subject to such Company Option to the former holder thereof in accordance with the terms of Section 1.9, as and when such payments are required to be made. Prior to the Effective Time, the Company shall take all action that may be necessary or required (under the Company Option Plan, any applicable Legal Requirement, the applicable share option award agreements or otherwise) to effectuate the provisions of this Section 1.6.

(ii) Termination of Underwater Options. Notwithstanding anything in this Agreement to the contrary, each Company Option that has an exercise price payable in respect of a share of Company Common Stock subject to such Company Option that equals or exceeds the Upfront Per Share Amount (an “Underwater Option”) shall be automatically and without any further action on the part of any Person cancelled and terminated without consideration at the Effective Time. Prior to the Effective Time, the Company shall take all action that may be necessary or required (under the Company Option Plan, any applicable Legal Requirement, the applicable share option award agreements or otherwise) to effectuate the provisions of this Section 1.6 and to ensure that, from and after the Effective Time, holders of Underwater Options shall have no rights with respect thereto.

(iii) Option Surrender Agreement. Each individual who holds a Company Option immediately prior to the Effective Time (other than any holder of Underwater Options in respect of such Underwater Options) shall be required, and the Company shall use its reasonable best efforts to cause each such individual, to execute and deliver to the Company an Option Surrender Agreement effectuating the provisions of Section 1.6(a), in substantially the form of Exhibit B (an “Option Surrender Agreement”). The Company shall provide Parent with a copy of each Option Surrender Agreement as soon as reasonably practicable following its execution.

(b) Payment. Following the Effective Time, Parent shall cause to be paid: (i) in accordance with Parent’s or the Surviving Corporation’s standard payroll practices (but in no event later than the first payroll date following the Closing), through an applicable payroll provider, to each holder of a Company Option (other than any Company Option with respect to which the Company has no Tax withholding obligations (a “Non-Withholding Option”)) who delivers a duly executed Option Surrender Agreement to Parent, the consideration specified in Section 1.6(a); and (ii) to each holder of a Company Option that is a Non-Withholding Option who delivers a duly executed Option Surrender Agreement to Parent, the consideration specified in Section 1.6(a), without interest.

(c) 409A. The Company and Parent agree that, for purposes of the Milestone Payments, the achievement of each Milestone is a substantial risk of forfeiture for purposes of Section 409A and the related payment is exempt from Section 409A to the greatest extent necessary and permitted under applicable Legal Requirements.

1.7 Treatment of Company Warrants.

(a) Company Warrants. No Company Warrant shall be assumed or continued by Parent or the Company in connection with the Merger or the other transactions contemplated hereby. Prior to the Closing, the Company shall use its reasonable best efforts to cause each holder of any then-outstanding Company Warrants that are not Underwater Warrants to execute and deliver an acknowledgement agreement in substantially the form attached hereto as Exhibit C (a “Warrant Acknowledgement”) on or prior to the Closing Date, pursuant to which each such Company Warrant shall, upon the terms and subject to the conditions set forth therein, be cancelled, terminated and extinguished as of the Effective Time. Subject to execution of a Warrant Acknowledgement, each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will, upon the Effective Time, in accordance with the terms of such Warrant Acknowledgement, be exchanged for the right to receive the consideration specified in Section 1.5(a)(iii) (subject to applicable withholding Tax), without interest, payable to the holder of the number of shares of Company Common Stock then issuable upon exercise in full of such Company Warrant without regard to any limitations on exercise contained therein, minus the aggregate exercise price applicable to such Company Warrant.

(b) Certain Actions in Respect of Underwater Warrants. Notwithstanding anything in this Agreement to the contrary, each Company Warrant that has an exercise price payable in respect of a share of Company Common Stock subject to such Company Warrant that equals or exceeds the Upfront Per Share Amount (an “Underwater Warrant”) shall automatically and without any action on the part of any Person be cancelled and terminated without consideration at the Effective Time. The Company shall use its reasonable best efforts to take all actions that may be necessary to ensure that, from and after the Effective Time, each holder of a Company Warrant cancelled, terminated and extinguished as provided in this Section 1.7 shall cease to have any rights with respect thereto, except the right to receive the consideration specified in, and subject to the terms of, this Section 1.7 without interest. The Company shall use its reasonable best efforts to take such actions as may be required to effect the treatment of the Company Warrants described in this Section 1.7, including (i) the execution of any Warrant Acknowledgement, (ii) promptly notifying Parent if any holder of any Company Warrant elects to exercise such Company Warrant and (iii) not amending, supplementing or modifying any of the terms of any Company Warrant without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned).

1.8 Treatment of Company Notes. The Company shall, in accordance with the terms of the Company Notes, deliver notice, in form and substance reasonably satisfactory to Parent, to each holder of each outstanding Company Note of the Closing at least 10 days in advance thereof. At the Effective Time, each Company Note that is outstanding as of immediately prior to the Closing shall be cancelled and extinguished and, subject to the execution and delivery by such Company Noteholder of a convertible note cancellation agreement in form and substance reasonably satisfactory to Parent (the “Company Note Cancellation Agreement”), be converted automatically into the right to receive the applicable Closing Company Note Amount with respect thereto.

1.9 Contingent Consideration.

(a) Definitions. For purposes of this Section 1.9:

(i) “Commercially Reasonable Efforts” shall mean, with respect to Parent’s obligations as to a Product, the carrying out of such obligations with a level of efforts and resources as a pharmaceutical company of the size of Parent would typically use to carry out obligations for a pharmaceutical product owned by it or to which it has exclusive rights, which product is at a similar stage in its development or product life and is of similar market potential, taking into account efficacy, safety, proposed labeling, the competitiveness of alternative products sold by third parties in the marketplace, the Patents and other proprietary position of the product, the likelihood of Regulatory Approval, the potential profitability of the product, and all other relevant factors, but without taking into account the obligation to make the Milestone Payments hereunder, it being understood that a delay or cessation of efforts to achieve one or more applicable Milestones may be consistent with Commercially Reasonable Efforts.

(ii) “Contingent Company Transaction Expense” shall mean any Expense that is or becomes payable by or on behalf of any Acquired Company as a result of, or in connection with, any Milestone Payment (excluding, for the avoidance of doubt, any Excluded Payroll Taxes), in each case, to the extent such Expense is incurred as a result of obligations or arrangements implemented by any Acquired Company prior to the Closing.

(iii) “Contingent Payment Shares” of a particular Participating Securityholder shall mean: (A) each outstanding share of Company Capital Stock held by such Participating Securityholder immediately prior to the Effective Time; (B) each share of Company Common Stock subject to outstanding Company Options (other than Underwater Options) held by such Participating Securityholder immediately prior to the Effective Time; and (C) each share of Company Common Stock subject to outstanding Company Warrants (other than Underwater Warrants) held by such Participating Securityholder immediately prior to the Effective Time.

(iv) “Development Milestone” has the meaning set forth in Section 1.9(b).

(v) “Milestone” shall mean the Development Milestone or any Sales Milestone.

(vi) “Milestone Party” shall mean Parent, any of Parent’s Affiliates or any of their respective licensees or assignees with respect to rights to a Product.

(vii) “Milestone Payment” shall mean any payment that becomes due and payable upon the occurrence of a Milestone pursuant to Section 1.9(b).

(viii) “Participating Securityholder” shall mean each Non-Dissenting Stockholder and each holder of Company Options (other than Underwater Options) or Company Warrants (other than Underwater Warrants) as of immediately prior to the Effective Time.

(ix) “Sales Milestone” shall mean the First Sales Milestone or the Second Sales Milestone, as applicable.

(b) Milestones and Milestone Payments. Upon the first achievement of any of the Milestones set forth in the chart below under the heading “Milestones” by a Milestone Party, the Milestone Payment set forth opposite such Milestone in the chart below shall become due and payable in accordance with Section 1.9(c):

Milestone	Milestone Payment
Prior to the Development Milestone Cut-Off Date, a Milestone Party obtains Regulatory Approval for a Product for (a) the treatment, control or reduction of seizures in patients with, or diagnosed with, KCNT1-Related Epilepsy, or (b) for the treatment of KCNT1-Related Epilepsy, in the case of each of clause (a) and (b), regardless of whether the approved indication or label addresses, reflects, or requires any effect on developmental slowing, developmental regression, or any other non-seizure component of KCNT1-Related Epilepsy (the “Development Milestone”)	$250,000,000
The first instance prior to the applicable Sales Milestone Cut-Off Date when the aggregate worldwide Net Sales of a Product shall equal or exceed $500,000,000 during any calendar year (the “First Sales Milestone”)	$100,000,000
The first instance prior to the applicable Sales Milestone Cut-Off Date when the aggregate worldwide Net Sales of a Product shall equal or exceed $1,000,000,000 during any calendar year (the “Second Sales Milestone”)	$150,000,000

Parent shall provide written notice to the Securityholders’ Agent of the achievement of: (i) the Development Milestone by or on behalf of a Milestone Party, promptly following such achievement, and in any event no later than 10 Business Days after the occurrence thereof; and (ii) any Sales Milestone no later than 45 days after the end of the calendar year in which such Sales Milestone is achieved; provided, that, in each case, such notice shall include a description of such Development Milestone or Sales Milestone, as applicable, and the total amount payable by Parent in respect thereof. For the avoidance of doubt, each Milestone Payment shall be payable only once upon the first achievement of the corresponding Milestone by or on behalf of a Milestone Party and no amounts shall be due for repeated achievement of such Milestone; provided that the First Sales Milestone and the Second Sales Milestone may both be achieved in the same calendar year. The maximum aggregate amount of the Milestone Payments, if any, that may become payable pursuant to this Section 1.9(b) is $500,000,000.

(c) Distribution of Milestone Payments. Subject to Schedule 1.9(c), Section 1.11(g), Section 1.12 and Parent’s right of set-off pursuant to Section 9.8, if a Milestone Payment becomes due and payable pursuant to Section 1.9(b), Parent shall, within 10 Business Days following the delivery to Parent of a Post-Closing Merger Consideration Spreadsheet with respect to such Milestone Payment, pay or cause to be paid to the Payment Agent or Parent or the Surviving Corporation’s (or at Parent’s discretion, another applicable) payroll provider in accordance with Section 1.11(b) or Section 1.6(b), as applicable, for further distribution to each Participating Securityholder, in respect of each Contingent Payment Share of such Participating Securityholder, an amount determined in accordance with Schedule 1.9(c).

(d) Information and Audit Rights.

(i) From the Closing until the delivery of the Update Report in respect of the calendar year in which Development Milestone Cut-Off Date occurs, Parent shall provide the Securityholders’ Agent, within 45 days after the end of each calendar year following the Closing Date, with an annual written report describing the Milestone Parties’ progress towards achievement of the Development Milestone and, to the extent applicable, notification of abandonment or discontinuation of development of a Product (each such report, an “Update Report”), with the first such Update Report to be delivered no later than February 14, 2027. If after delivery of an Update Report, the Securityholders’ Agent requests in writing a meeting with representatives of Parent to discuss such report, Parent shall make available in person (or via video conference if agreed by the Securityholders’ Agent) for such a meeting appropriate representative(s) of Parent or its Affiliates with representatives of the Securityholders’ Agent.

(ii) From the date of the first commercial sale of a Product until the delivery of the Annual Net Sales Statement in respect of the calendar year in which the final Sales Milestone Cut-Off Date occurs, Parent shall provide the Securityholders’ Agent, within 45 days after the end of each calendar year following the Closing Date, a statement of Net Sales (each such statement, an “Annual Net Sales Statement”). Upon the reasonable request of the Securityholders’ Agent within 20 Business Days following the delivery by Parent to the Securityholders’ Agent of an Annual Net Sales Statement, Parent shall, at reasonable times and upon reasonable notice, but in no event more than once per calendar year and no more than once with respect to the books and records covering any specific period of time, permit an independent, certified public accountant appointed by the Securityholders’ Agent and reasonably satisfactory to Parent to examine such books and records of Parent and its Affiliates as may be reasonably necessary, for the purpose of verifying the calculation of the Net Sales during the period covered by the applicable Annual Net Sales Statement. The independent, certified public accountant shall disclose to the Securityholders’ Agent and to Parent, based on its inspection of the applicable records, whether the Net Sales have been accurately reported, and if not, the amount and nature of any discrepancy discovered. The accountant shall disclose no other information revealed in such audit. The Securityholders’ Agent (on behalf of the Participating Securityholders) shall pay for all reasonable, documented out-of-pocket costs or other Expenses payable with respect to such audits unless such audits discover actual material discrepancies in the calculation of Net Sales which result in an increase in Net Sales, in which case Parent shall bear such cost and Expenses.

(iii) The Securityholders’ Agent’s right to review or receive any information or documents pursuant to or contemplated by this Agreement shall be conditioned on the execution and delivery to Parent by the Securityholders’ Agent of a confidentiality agreement reasonably satisfactory to Parent.

(e) Milestone Rights Not Transferable. The right of any Participating Securityholder to receive any Milestone Payment: (i) does not give the Participating Securityholder dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of capital stock of the Surviving Corporation; (ii) shall not be evidenced by a certificate or other instrument; (iii) shall not be assignable or otherwise transferable by such Participating Securityholder, except (A) by will, upon death or by operation of law or other Legal Requirements, (B) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (C) to an Affiliate of such Participating Securityholder, (D) without consideration in connection with the dissolution, liquidation or termination of any corporation, partnership, limited liability company or other entity, (E) by gift without consideration to a spouse, lineal descendant, sibling or parent or (F) to a trust for bona fide estate planning purposes; (iv) shall not accrue or pay interest on any portion thereof other than pursuant to Schedule 1.9(c); and (v) does not represent any right other than the right to receive the consideration set forth in this Section 1.9. Any attempted transfer of the right to any Milestone Payment by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

(f) Commercially Reasonable Efforts. From and after the Effective Time until the Development Milestone Cut-Off Date, Parent shall use Commercially Reasonable Efforts to satisfy the Development Milestone. Except as expressly set forth in the preceding sentence, Parent shall not be obligated to make any particular level of efforts or engage in any particular activity in connection with its acquisition of the Acquired Companies, the conduct of the business of the Surviving Corporation or the combined business of Parent and the Surviving Corporation or in connection with the Milestones. Subject to the foregoing sentence, Parent shall have sole discretion with respect to the performance or development of (including obtaining Regulatory Approval for), or commercialization activities with respect to ABS-1230 or any Product after the Closing (it being understood, for the avoidance of doubt, that notwithstanding the foregoing, Parent shall not be required to use Commercially Reasonable Efforts or any other efforts to satisfy the Sales Milestones).

(g) Transfers. From and after the Effective Time until the last to occur of the Development Milestone Cut-Off Date and the Sales Milestone Cut-Off Dates, Parent shall not directly or indirectly transfer, assign, license, sell, convey or otherwise dispose of its rights or interests in the Products (whether by asset sale, license, merger, stock purchase or otherwise) to a third party without the prior written consent of the Securityholders’ Agent, not to be unreasonably withheld, conditioned or delayed, unless (i) such third party expressly assumes and agrees to be bound by all of Parent’s obligations with respect to the Milestone Payments under this Section 1.9 pursuant to a written instrument, a copy of which will be promptly made available to the Securityholders’ Agent and (ii) such third party is either (A) an Affiliate of Parent (subject to Parent remaining primarily or jointly and severally liable to the Participating Securityholders for all obligations of Parent set forth in this Section 1.9) or (B) is a pharmaceutical or biotechnology company that (1) is a publicly traded company with a market capitalization of $10,000,000,000 or more or (2) has an annual net revenue of at least $1,000,000,000 during the preceding calendar year. For the avoidance of doubt, this Section 1.9(g) shall not apply to any transaction or series of transactions involving a change in control of Ultimate Parent so long as Parent and Ultimate Parent remain primarily or jointly and severally liable to the Participating Securityholders for all obligations of Parent set forth in this Section 1.9 and Section 11.21, respectively, following the consummation of such change of control and (I) Ultimate Parent (or an Affiliate of Ultimate Parent following such change of control that agrees in a writing delivered to the Securityholders’ Agent to perform Parent’s obligations hereunder) will continue to have the financial and operational capacity to perform its obligations under this Section 1.9 following such consummation or (II) the acquiror or surviving Person in any such transaction(s) expressly assumes in a writing delivered to the Securityholders’ Agent (or assumes by operation of law or agrees in a writing delivered to the Securityholders’ Agent to cause Ultimate Parent (or an Affiliate of Ultimate Parent following such change of control) to perform) Parent’s obligation hereunder.

(h) The parties intend and agree that the Milestone Payments to Participating Securityholders who are former holders of Company Capital Stock in respect of their Company Capital Stock shall be treated for applicable Tax purposes as additional purchase price for their Company Capital Stock, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

1.10 Dissenting Shares.

(a) Effect on Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock held by a holder of Company Capital Stock who has demanded and perfected a demand for appraisal of such holder’s shares of Company Capital Stock in accordance with Section 262 of the DGCL and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal (“Dissenting Shares”) shall not be converted into the applicable Merger Consideration, but shall be entitled to only such rights as are granted by the DGCL. Parent shall be entitled to retain any amount that otherwise would have constituted Merger Consideration to be paid solely on account of such Dissenting Shares pending resolution of the claims of holders of Dissenting Shares, and the Non-Dissenting Stockholders shall not be entitled to any portion of such retained amount.

(b) Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.10(a), if any holder of Dissenting Shares shall lose such holder’s status as such (through the failure to perfect or otherwise), then as of the Effective Time or the time of the loss of such status, whichever occurs later, such Dissenting Shares shall automatically be deemed to have been converted only into the right to receive the applicable Merger Consideration, without interest thereon.

(c) Notice of Dissenting Shares. Prior to the Effective Time, the Company shall give Parent: (i) reasonably prompt notice of (A) any demands for appraisal of shares of Company Capital Stock pursuant to the DGCL received by the Company; (B) any withdrawal of any such demand and (C) any other instrument or notice served on or otherwise delivered to the Company pursuant to the DGCL; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand for appraisal or any such other instrument or notice. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demand for appraisal of shares of Company Capital Stock or settle, offer to settle or otherwise negotiate any such demand.

1.11 Exchange of Certificates.

(a) Payment Agent. Promptly after the Effective Time on the Closing Date, Parent shall deposit with the Payment Agent cash sufficient to pay the cash consideration payable pursuant to Sections 1.5(a)(ii), 1.5(a)(iii), 1.6(b)(ii), 1.7(a) and 1.8. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” Subject to the provisions of this Section 1.11 and the other applicable terms of this Agreement, Parent will cause the Payment Agent to make the payments contemplated by Sections 1.5(a)(ii), 1.5(a)(iii), 1.6(b)(ii), 1.7(a) and 1.8 promptly following the Closing. The Payment Agent will be instructed to invest the funds included in the Payment Fund in the manner directed by Parent; provided that (i) no such investment would be reasonably expected to prevent, delay or impede the payment of any amounts owed under this Agreement when due and (ii) no loss on any such investment shall affect the obligations of Parent to make the full payments required by this Agreement. Any interest or other income resulting from the investment of such funds shall be the property of, and will be paid to, Parent.

(b) Letter of Transmittal. Promptly following the Effective Time, Parent shall instruct the Payment Agent to deliver electronically (email being sufficient) to each Person who was a record holder of Company Capital Stock immediately prior to the Effective Time: (i) a letter of transmittal in substantially the form of Exhibit D (a “Letter of Transmittal”) containing, among other things: a provision confirming that delivery of certificates for shares of Company Capital Stock (“Company Stock Certificates”) shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Payment Agent; and (ii) instructions for use in effecting the exchange of Company Stock Certificates for the Merger Consideration payable with respect to such Company Capital Stock, if applicable. From and after the Effective Time, upon the surrender to the Payment Agent of a

Company Stock Certificate (or an affidavit of lost stock certificate as described in Section 1.11(d)), together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration that such holder has the right to receive pursuant to Section 1.5(a)(ii) or Section 1.5(a)(iii) set forth in the Merger Consideration Spreadsheet relating to the Closing at the time of such surrender, and the Company Stock Certificate so surrendered shall forthwith be cancelled. From and after the Effective Time and until surrendered as contemplated by this Section 1.11(b): (1) each Company Stock Certificate that prior to the Effective Time represented shares of Company Capital Stock shall be deemed to represent only the right to receive the Merger Consideration payable with respect to such shares; and (2) the holder of each such Company Stock Certificate shall cease to have any rights with respect to the shares of Company Capital Stock formerly represented thereby. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Company Stock Certificate.

(c) Stock Transfer Books. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company.

(d) Lost Certificates. In the event any Company Stock Certificate representing shares of Company Capital Stock shall have been lost, stolen or destroyed, Parent may, as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit.

(e) Undistributed Payment Funds. Any portion of the Payment Fund that remains undistributed to Participating Securityholders as of the date that is 365 days after the Closing Date shall be delivered to Parent upon demand, and Participating Securityholders who have not theretofore: (i) surrendered their Company Stock Certificates in accordance with this Section 1.11; (ii) delivered their Option Surrender Agreements in accordance with Section 1.6(a)(iii), or (iii) delivered a Warrant Acknowledgement in accordance with Section 1.7(a) shall, in each case, thereafter look only to Parent for satisfaction of their claims for the Merger Consideration payable with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificates, subject to Company Options or subject to Company Warrants or Company Notes, in each case, without any interest thereon.

(f) Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any Participating Securityholder or to any other Person for any amount paid to a public official pursuant to applicable abandoned property law, escheat law or similar Legal Requirement. Any Merger Consideration or other amounts remaining unclaimed by Participating Securityholders three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.

(g) Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of the Payment Agent, Parent and the Surviving Corporation (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as the applicable Withholding Agent reasonably determines are required to be deducted or withheld therefrom or in connection therewith under any applicable Tax Legal Requirements. Except for withholding or deduction attributable to (i) a recipient’s failure to provide a properly completed IRS Form W-9 or the appropriate IRS Form W-8, as applicable, (ii) the Company’s failure to provide the FIRPTA Statement and FIRPTA Notice, or (iii) any payments treated as compensation for employee services under applicable Tax Legal Requirements, to the extent a Withholding Agent determines any deduction or withholding is required in respect of any payments to a Participating Securityholder, it shall use commercially reasonable efforts to provide advance notice to such Participating Securityholder of such determination prior to the making of any such payment to provide such Participating Securityholder with an opportunity to establish its eligibility for an exemption or reduction of such deduction or withholding. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Body in accordance with applicable Legal Requirements, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.12 Post-Closing Merger Consideration Spreadsheets. Notwithstanding anything else set forth herein, at least 5 days prior to the date on which any Post-Closing Payment is required to be paid to the Participating Securityholders, as a condition to payment thereof, the Securityholders’ Agent shall deliver to Parent, a Post-Closing Merger Consideration Spreadsheet related to such Post-Closing Payment, it being understood that Parent shall notify the Securityholders’ Agent in advance of any such upcoming date to the extent notice has not already been provided in accordance with the applicable provisions of this Agreement. Parent shall be entitled to rely conclusively on each such Post-Closing Merger Consideration Spreadsheet as the final determination of the applicable amount owed to each Participating Securityholder. At least five days prior to delivering such Post-Closing Merger Consideration Spreadsheet, the Securityholders’ Agent shall deliver to Parent a preliminary draft of such Post-Closing Merger Consideration Spreadsheet and Parent shall be entitled to review and comment on such preliminary draft and the Securityholders’ Agent shall take into consideration any good faith, written comments provided by Parent to such preliminary draft. The Participating Securityholders and the Securityholders’ Agent acknowledge and agree that (i) upon payment by or on behalf of Parent of any Post-Closing Payment to the Payment Agent or an applicable payroll provider, Parent shall have fully satisfied and discharged its obligations to make such Post-Closing Payment and Parent and its Affiliates shall have no further Liability with respect to such Post-Closing Payment, regardless of the manner or timeliness of any subsequent distributions of payments to the Participating Securityholders and (ii) Parent shall have no responsibility or Liability for allocating any Post-Closing Payment among the Participating Securityholders in accordance with the Post-Closing Merger Consideration Spreadsheet delivered by the Securityholders’ Agent.

1.13 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Acquired Companies, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Acquired Companies or otherwise) to take such action.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as specifically set forth in the corresponding part of the Disclosure Letter prepared by the Company in accordance with Section 11.17 and delivered to Parent prior to the execution and delivery of this Agreement, the Company represents and warrants as follows:

2.1 Due Organization; Subsidiaries; Etc.

(a) Organization. The Company has been duly incorporated, and is validly existing and in good standing, under the laws of the State of Delaware. Each other Acquired Company has been duly organized, and is validly existing and in good standing, under the laws of the applicable jurisdiction of its organization. Each Acquired Company has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound, in each case, in all material respects.

(b) Qualification. Each Acquired Company is qualified, licensed or admitted to do business as a foreign corporation or other applicable legal entity, and is in good standing (or its equivalent), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission, except where failure to be so qualified, licensed or admitted to do business as a foreign corporation or other applicable legal entity, or be in good standing (or its equivalent) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Part 2.1(b) of the Disclosure Letter completely and accurately sets forth each jurisdiction where each Acquired Company is duly incorporated or organized or qualified, licensed and admitted to do business.

(c) Directors and Officers. Part 2.1(c) of the Disclosure Letter completely and accurately sets forth: (i) the names of the members of the board of directors (or equivalent governing body) of each Acquired Company and (ii) the names and titles of the officers of each Acquired Company.

(d) Subsidiaries. Part 2.1(d) of the Disclosure Letter sets forth a complete and accurate list of all Subsidiaries of the Company, including, with respect to each Subsidiary: (i) the name and jurisdiction of organization of such Subsidiary; (ii) the authorized capital stock or other equity interests of such Subsidiary; and (iii) the number and type of issued and outstanding shares of capital stock or other equity interests of such Subsidiary, and the record owners thereof. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and non-assessable, and are owned, of record and beneficially, by the Company, free and clear of any Encumbrances. There are no outstanding options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating the Company or any Subsidiary of the Company to issue, sell, transfer or otherwise dispose of any shares of capital stock or other equity interests in any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company is a party to any Contract that obligates the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, any Subsidiary of the Company. Except for the Subsidiaries set forth on Part 2.1(d) of the Disclosure Letter, the Company does not own, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. There are no Entities that have been merged into or that otherwise are predecessors to any Acquired Company.

(e) Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of any Acquired Company.

2.2 Charter Documents; Books and Records.

(a) The Company has Made Available to Parent accurate and complete copies of the Charter Documents, as amended to date and currently in effect. All material corporate actions taken and all material transactions entered into by each Acquired Company have been duly approved by all necessary action of the board of directors (or equivalent governing body) and the stockholders (or equivalent equity holders), as applicable, of such Acquired Company, to the extent required by any applicable Legal Requirement, the Charter Documents or any other Contract to which such Acquired Company is a party. There has been no violation of any of the provisions of the Charter Documents.

(b) The minute books of each Acquired Company contain complete and accurate records in all material respects of all meetings and other corporate actions and proceedings of the stockholders (or equivalent equity holders) and board of directors (or equivalent governing body) (including committees thereof) of such Acquired Company. Materially accurate and materially complete copies of the minute books and the stock ledger (or equivalent record) of each Acquired Company have been Made Available to Parent.

2.3 Capitalization.

(a) Capital Stock.

(i) The authorized capital stock of the Company consists of: (A) 253,000,000 shares of Company Common Stock; and (B) 194,458,626 shares of Company Preferred Stock, 61,025,753 of which have been designated Series A-1 Preferred Stock and 133,432,873 of which have been designated Series B Preferred Stock.

(ii) As of the date of this Agreement: (A) there are 10,741,657 shares of Company Common Stock issued and outstanding; (B) there are 171,903,071 shares of Company Preferred Stock issued and outstanding, 61,025,753 of which consist of shares of Series A-1 Preferred Stock and 110,877,318 of which consist of shares of Series B Preferred Stock; and (C) the Company has no other issued or outstanding shares of Company Capital Stock. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to any preemptive rights. No shares of Company Capital Stock are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws).

(iii) No shares of Company Capital Stock are held as treasury stock or are owned by the Company. The Company has never declared or paid any dividends on any shares of Company Capital Stock, and there are no accrued dividends remaining unpaid with respect to any shares of Company Capital Stock. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(iv) Part 2.3(a)(iv) of the Disclosure Letter sets forth an accurate and complete list of the holders of all the issued and outstanding shares of Company Capital Stock, the email address of each such holder and the class, series and number of shares of Company Capital Stock owned of record by each such holder.

(v) Stock Options. The Company has reserved 33,022,420 shares of Company Common Stock for issuance under the Company Option Plan, as to which Company Options to purchase an aggregate of 31,645,166 shares of Company Common Stock are outstanding as of the date of this Agreement and Company Options to purchase an aggregate of 82,543 shares of Company Common Stock remain available for future grants. Part 2.3(a)(v) of the Disclosure Letter accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder thereof; (ii) the country of residence of the holder thereof; (iii) the number of shares of Company Common Stock with respect to which such Company Option is immediately exercisable; (iv) the date on which such Company Option was granted and the term of such Company Option; (v) the vesting schedule and vesting status thereof (including the extent to which it will become accelerated as a result of the Merger or any of the other transactions contemplated by this Agreement); (vi) the exercise price per share of Company Common Stock purchasable under such Company Option; (vii) whether such Company Option is an “incentive stock option” as defined in Section 422 of the Code; and (viii) whether such Company Option is subject to Section 409A of the Code. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”). Each grant of a Company Option has been authorized by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents. The per-share exercise price of each Company Option was equal to or greater than the fair market value of a share of Company Common Stock on the applicable Grant Date, as determined in accordance with Section 409A of the Code. The grant of each such Company Option was properly accounted for in accordance with GAAP in the consolidated financial statements (including the related notes) of the Company. Except as set forth on Part 2.3(a)(v) of the Disclosure Letter or as set forth in the applicable Company Option grant agreement, all Company Options ceased to vest on the date on which the holder thereof ceased to be an employee of, or a consultant to, the Company. Each exercise of a Company Option complied with the terms of the Company Option Plan pursuant to which such Company Option was granted and all Legal Requirements. The Company has Made Available to Parent an accurate and complete copy of the Company Option Plan, each form of agreement used thereunder and each Contract pursuant to which any Company Option is outstanding. No Company Options have terms or provisions that differ from or are inconsistent in any material respect with such form agreements. Except as provided in Section 1.6 and Section 1.9, from and after the Effective Time, no individual who held a Company Option at any time prior to the Effective Time will have any rights with respect to such Company Option. The treatment of the Company Options in accordance with Section 1.6 and Section 1.9 is permitted under the Company Option Plan, all Contracts applicable to such Company Options and all Legal Requirements. From and after the Effective Time, no holder of a Company Option will have any rights with respect to any Company Option other than the rights contemplated by Section 1.6 and Section 1.9.

(vi) Company Warrants. Part 2.3(a)(vi) of the Disclosure Letter accurately sets forth, with respect to each Company Warrant: (A) the name of the holder of such Company Warrant; (B) the class, series and total number of shares of Company Common Stock that are subject to such Company Warrant and the class, series and number of shares of Company Common Stock with respect to which such Company Warrant is immediately exercisable; (C) the date on which such Company Warrant was issued and the term of such Company Warrant; (D) the vesting schedule for such Company Warrant; and (E) the exercise price per share of Company Common Stock purchasable under such Company Warrant. The Company has Made Available to Parent an accurate and complete copy of each Company Warrant. As of the Effective Time, no former holder of a Company Warrant will have any rights with respect to such Company Warrant other than the right to receive the consideration in respect thereof (if any) as contemplated by Section 1.7 and Section 1.9. Except as provided in Section 1.7 and Section 1.9, from and after the Effective Time, no individual who held a Company Warrant at any time prior to the Effective Time will have any rights with respect to such Company Warrant. The treatment of the Company Warrants in accordance with Section 1.7 and Section 1.9 is permitted under all Contracts applicable to such Company Warrants and all Legal Requirements. From and after the Effective Time, no holder of a Company Warrant will have any rights with respect to any Company Warrant other than the rights contemplated by Section 1.7 and Section 1.9.

(vii) Part 2.3(a)(vii) of the Disclosure Letter sets forth, with respect to each Company Note, (A) the name of the holder of such Company Note, (B) the number and class of shares of Company Capital Stock subject to such Company Note, (C) the principal amount, interest rate and conversion terms for each such Company Note, and (D) the maturity date of each such Company Note. Except as provided in Section 1.8, from and after the Effective Time, no individual who held a Company Note at any time prior to the Effective Time will have any rights with respect to such Company Note. The treatment of the Company Notes in accordance with Section 1.8 is permitted under all applicable Legal Requirements. From and after the Effective Time, no holder of a Company Note will have any rights with respect to any Company Note other than the rights contemplated by Section 1.8.

(b) No Other Securities. Except for the Company Options identified on Part 2.3(a)(v) of the Disclosure Letter, the Company Warrants identified on Part 2.3(a)(vi) of the Disclosure Letter, the Company Notes and the conversion privileges of the Company Preferred Stock, there is no: (i) outstanding subscription, option, restricted stock, restricted stock unit, stock appreciation right, call, convertible note, warrant or right (whether or not currently exercisable) with respect to any share of capital stock or any other security of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any share of capital stock (or cash or other property based on the value of such share) or any other security of the Company; (iii) Contract pursuant to which the Company is or may become obligated to sell, grant, deliver or otherwise issue any share of capital stock or any other security, including any promise or commitment to grant or issue any security of the Company to an employee of, or other provider of services to, the Company; or (iv) Contract pursuant to which the Company is or may become obligated to issue, distribute or otherwise deliver to any holder of any share of capital stock any evidence of indebtedness or asset of the Company. At the Effective Time, there will be no outstanding options, restricted stock, restricted stock units, stock appreciation rights, warrants or other rights to purchase or otherwise acquire shares of capital stock or other securities of the Surviving Corporation, or any payments in respect thereof, except as specifically provided in Section 1.6, Section 1.7 and Section 1.9.

(c) No Agreements. There is no Contract between the Company and any holder of securities of the Company, or, to the Knowledge of the Company, between or among any holders of securities of the Company, relating to the issuance, acquisition (including any acquisition pursuant to any buy-sell agreement or any right of first refusal or preemptive right), disposition, registration under the Securities Act of 1933, as amended, or voting of any securities of the Company.

(d) Compliance with Laws. All shares of Company Capital Stock, all Company Options, all Company Warrants, all Company Notes and all other securities that have ever been issued or granted by the Company have been issued and granted in material compliance with: (i) all applicable securities laws and all other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts (including the Company Option Plan and any Contract relating to any Company Option, Company Warrant or Company Note) and in all applicable Charter Documents. No share of Company Capital Stock or any other security issued by the Company was issued in violation of any preemptive right or other right to subscribe for or purchase any security of the Company.

(e) Repurchased Shares. Part 2.3(e) of the Disclosure Letter accurately sets forth with respect to any shares of capital stock ever repurchased or redeemed by the Company: (i) the name of the seller of such shares or the holder of such shares at the time of redemption; (ii) the number, class and series of shares repurchased or redeemed; (iii) the date of such repurchase or redemption; and (iv) the price paid by the Company to repurchase or redeem such shares. All shares of capital stock ever repurchased, redeemed, converted or cancelled by the Company were repurchased, redeemed, converted or cancelled in material compliance with: (A) all applicable securities laws, corporate statutes and other applicable Legal Requirements; and (B) all requirements set forth in all applicable Contracts and in all applicable Charter Documents. Part 2.3(e) of the Disclosure Letter accurately sets forth all redemption rights with respect to each share of outstanding Company Capital Stock in favor of the Company or the holder thereof as of the date hereof.

(f) Ungranted Equity. Part 2.3(f) of the Disclosure Letter identifies: (i) each Company Employee or other Person with an offer letter or other Contract with an Acquired Company that contemplates a grant of a Company Option or any other equity award to purchase shares of Company Capital Stock or any other security of the Company, or who has otherwise been promised a Company Option or any other equity award or security of the Company (each, a “Specified Person”), except for options or other equity awards that have been granted, or other securities that have been issued, prior to the date of this Agreement and are set forth in Part 2.3(a)(v) of the Disclosure Letter; and (ii) the number, type and terms of any such Company Option, equity award or other security of the Company promised to such Specified Person.

2.4 Financial Statements and Related Information.

(a) Delivery of Financial Statements. The Company has Made Available to Parent the following financial statements and notes (collectively, the “Company Financial Statements”): (i) the audited consolidated balance sheets of the Acquired Companies as of December 31, 2024 and December 31, 2025, and the related audited consolidated statements of operations, audited consolidated statements of stockholders’ equity and audited consolidated statements of cash flows for the years ended December 31, 2024 and December 31, 2025, together with the notes thereto; and (ii) the unaudited consolidated balance sheet of the Acquired Companies as of March 31, 2026 (the “Unaudited Interim Balance Sheet”), and the related unaudited consolidated income statement and unaudited consolidated statement of cash flows for the three months ended March 31, 2026 (the “Interim Balance Sheet Date”).

(b) Fair Presentation. The Company Financial Statements present fairly in all material respects the consolidated financial position of the Acquired Companies as of the respective dates thereof and the consolidated results of operations and cash flows of the Acquired Companies for the periods covered thereby. The Company Financial Statements have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods covered.

(c) Internal Controls. The books, records and accounts of each Acquired Company completely, accurately and fairly reflect, in all material respects and in reasonable detail, the transactions in and dispositions of the assets of such Acquired Company. Each Acquired Company has established and maintains a system of internal accounting control sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(d) Insider Receivables. Part 2.4(d) of the Disclosure Letter provides an accurate and complete breakdown of all amounts (including any Indebtedness) owed to any Acquired Company by any Company Employee or stockholder (or other equity holder) of any Acquired Company (“Insider Receivables”) as of the date of this Agreement. There will be no outstanding Insider Receivables as of the Effective Time.

2.5 Liabilities.

(a) Absence of Liabilities. No Acquired Company has any Liabilities of any nature (whether or not required to be reflected in financial statements prepared in accordance with GAAP and whether due or to become due), other than: (i) Liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet; (ii) Liabilities that have been incurred by such Acquired Company since the date of the Unaudited Interim Balance Sheet in the ordinary course of business; (iii) Liabilities under the Company Contracts that are expressly set forth in and identifiable by reference to the text of such Company Contracts; and (iv) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Indebtedness. Part 2.5(b) of the Disclosure Letter sets forth a complete and correct list of each item of Indebtedness of each Acquired Company as of the date of this Agreement, identifying the Acquired Company and the creditor to which such Indebtedness is owed, the title of the instrument under which such Indebtedness is owed and the amount of such Indebtedness as of the close of business on the date of this Agreement. Except as set forth on Part 2.5(b) of the Disclosure Letter, no Indebtedness contains any material restriction upon: (i) the prepayment of any of such Indebtedness; (ii) the incurrence of any other Indebtedness by any Acquired Company; or (iii) the ability of any Acquired Company to grant any Encumbrance on any of its assets. With respect to each item of Indebtedness, no Acquired Company is in default. No Acquired Company has received any written notice of a default, alleged failure to perform or any offset or counterclaim (in each case, that has not been waived or remains pending as of the date of this Agreement) with respect to any item of Indebtedness. Except as set forth on Part 2.5(b) of the Disclosure Letter, neither the consummation of any of the transactions contemplated by this Agreement nor the execution, delivery or performance of this Agreement or any Ancillary Agreement will result in a default or breach of the terms of, or accelerate the maturity of or performance under, any conditions, covenants or other terms of any such Indebtedness. No Acquired Company has guaranteed or is responsible or has any Liability for any Indebtedness of any other Person, and has not guaranteed any other obligation of any other Person.

(c) No Deferred Purchase Price, Capital Leases, Etc. The Acquired Companies have: (i) not deferred payment of the purchase price for any property or assets (other than accounts payable incurred in the ordinary course of business); (ii) except as set forth in Part 2.5(c)(ii) of the Disclosure Letter, no obligation to pay rent or other amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP; or (iii) no obligation under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks.

(d) No “Off-Balance Sheet” Arrangements. No Acquired Company has effected or otherwise been involved in any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(b) of Regulation S-K promulgated by the SEC.

(e) Director and Officer Indemnification. No event has occurred that has resulted in, or would reasonably be expected to result in, any claim for indemnification, reimbursement, contribution or the advancement of expenses by any Company Employee (other than a claim for reimbursement by any Acquired Company, in the ordinary course of business, of travel expenses or other out-of-pocket expenses) pursuant to: (i) the terms of any Charter Documents; (ii) any indemnification agreement or other Contract between any Acquired Company and any such Company Employee; or (iii) any applicable Legal Requirement.

(f) Claims by Securityholders. To the Company’s Knowledge, no event has occurred since January 1, 2023, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any Liability of any Acquired Company to any current, former or alleged holder of Company Capital Stock, Company Options, Company Warrants or Company Notes or capital stock or other equity interests in any Subsidiary of the Company solely in such holder’s capacity (or alleged capacity) as a securityholder of any Acquired Company.

2.6 Absence of Changes.

(a) Absence of MAE; Conduct of Business. Since the Interim Balance Sheet Date through the date of this Agreement, there has not been any Material Adverse Effect. Since the Interim Balance Sheet Date through the date of this Agreement, each Acquired Company has, except as set forth on Part 2.6(a) of the Disclosure Letter, conducted its business in all material respects only in the ordinary course (other than with respect to the process leading to the execution and delivery of this Agreement), and each Acquired Company has:

(i) used commercially reasonable efforts to: (A) preserve intact its present business organization; (B) keep available the services of its present officers, managerial personnel and key employees and independent contractors; (C) preserve its relationships with all suppliers, customers, landlords, creditors, employees and others having business relationships with it; and (D) maintain its assets in their current condition, except for ordinary wear and tear;

(ii) repaired, maintained or replaced its equipment in accordance with the normal standards of maintenance applicable in the industry in which it operates;

(iii) used reasonable efforts to renew any Contract that was a Material Contract; and

(iv) paid all Indebtedness and other accounts payable as they became due.

(b) Absence of Loss. Since the Interim Balance Sheet Date, there has not been any material loss, damage or destruction to, or any interruption in the use of, any Acquired Company’s assets (whether or not covered by insurance).

(c) Absence of Certain Changes. Since the Interim Balance Sheet Date, the Acquired Companies have not taken any action that would have been prohibited or otherwise restricted under Section 4.2(l) hereof, had such action been taken during the Pre-Closing Period.

2.7 Title to and Sufficiency of Assets.

(a) Ownership; Title. The Acquired Companies own, and have good and valid title to, all assets purported to be owned thereby. All of such assets are owned by the Acquired Companies free and clear of any liens or other Encumbrances, except for: (A) any lien for current Taxes not yet due and payable (and for which there are adequate accruals, in accordance with GAAP); and (B) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Acquired Companies.

(b) Sufficiency of Assets. The assets owned, leased or licensed by the Acquired Companies, and that will be owned, leased or licensed by the Acquired Companies following consummation of the Spin-Out Transactions in accordance with the Spin-Out Term Sheet, collectively with any services that will be provided to the Acquired Companies following the Closing pursuant to the transaction services agreement contemplated by the Spin-Out Term Sheet, constitute all of the properties, rights, interests and other tangible and intangible assets used in or necessary to enable the Acquired Companies to conduct their respective businesses (other than the SpinCo Business) in a manner materially consistent with the way in which such businesses are currently being conducted.

2.8 Equipment; Real Property.

(a) Equipment. All material items of equipment, fixtures and other tangible assets owned by or leased to the Acquired Companies are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are reasonably adequate for the conduct of the Acquired Companies’ respective businesses in the manner in which such businesses are currently being conducted and in the manner in which such businesses are currently proposed by the Acquired Companies to be conducted.

(b) Real Property. The Acquired Companies have never owned any real property and are not obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property. The Acquired Companies do not own any interest in real property or other licensed space, except for the leaseholds or licenses created under the real property leases, subleases, licenses or other agreements for the use of space identified in Part 2.8(b) of the Disclosure Letter. The Acquired Companies have not assigned, transferred or pledged any interest in any of the real property leases pertaining to the Properties. To the Knowledge of the Acquired Companies, neither the whole nor any part of such Properties is subject to any pending suit for condemnation or other taking by any public authority, and no such condemnation or other taking is threatened or contemplated. There are no leases, subleases, licenses or other agreements granting to any Person the right of use or occupancy of any portion of such Properties (except under the real property leases, subleases, licenses or other agreements for the use of space identified in Part 2.8(b) of the Disclosure Letter).

2.9 Intellectual Property.

(a) Scheduled IP. Part 2.9(a) of the Disclosure Letter completely and accurately identifies: (i) each item of Registered IP in which any Acquired Company has (or purports to have) an ownership interest (whether exclusively, jointly with another Person or otherwise) or an exclusive license or similar exclusive right in any field or territory; (ii) the jurisdiction in which such item of Registered IP has been registered or filed, and the applicable application, registration or serial number and the date and status of such registration or filing; and (iii) the record owner and, if different, the legal owner and beneficial owner (and if any other Person has an ownership interest in such item of Registered IP, the nature of such ownership interest).

(b) Inbound Licenses. Part 2.9(b) of the Disclosure Letter completely and accurately identifies: (i) each Contract pursuant to which any Company IP is, has been or will be licensed or is purported to be or to have been licensed to any Acquired Company, whether or not currently exercisable and including a right to receive a license (other than (A) non-exclusive “off the shelf” licenses to unmodified commercially available third party Computer Software involving payments of less than $50,000 annually; (B) Contracts that have expired on their own terms or were terminated prior to the date hereof that do not have any continuing obligations, rights or interests (other than obligations to maintain confidentiality or indemnification provided in the ordinary course of business); (C) Contracts between an Acquired Company and clinical trial sites, subcontractors and/or vendors, in each case, where any license granted thereunder to such Acquired Company is incidental to the primary purpose of such Contract and is non-exclusive in nature; (D) any Contract for the purchase of services, consumables, materials, equipment or supplies where any license granted thereunder to an Acquired Company is incidental to the primary purpose of such Contract and non-exclusive in nature; and (E) materials transfer agreements and/or non-disclosure agreements, in each case (of (A) through (E)) entered into in the ordinary course of business and in all cases excluding any Contract with a Collaboration Partner); and (ii) whether the licenses or rights granted to such Acquired Company pursuant to each such Contract are exclusive or non-exclusive. With respect to Company IP under which any Acquired Company has or purports to have an exclusive license, such Acquired Company has a valid and exclusive license or similar exclusive right under such Company IP in the applicable field or territory, free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 2.9(c) of the Disclosure Letter). For purposes of this Section 2.9(b) and Section 2.9(c), a covenant not to assert or enforce any intellectual property right will be deemed to be a license.

(c) Outbound Licenses. Part 2.9(c) of the Disclosure Letter completely and accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Company IP, other than (i) Contracts that have expired on their own terms or were terminated prior to the date hereof that do not have any continuing obligations, rights or interests (other than obligations to maintain confidentiality or indemnification provided in the ordinary course of business); (ii) Contracts between an Acquired Company and clinical trial sites, subcontractors and/or vendors, in each case, where any license granted thereunder by such Acquired Company is incidental to the primary purpose of such Contract and is non-exclusive in nature; (iii) any Contract for the purchase of services, consumables, materials, equipment or supplies where any license granted thereunder by an Acquired Company is incidental to the primary purpose of such Contract and non-exclusive in nature; and (iv) materials transfer agreements and/or non-disclosure agreements, in each case (of (i) through (iv)) entered into in the ordinary course of business and in all cases excluding any Contract with a Collaboration Partner.

(d) Company IP Contracts. The Acquired Companies are not in default under or in breach of any Company IP Contract. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that, with notice, the passage of time or both, will or would reasonably be expected to: (i) constitute a default under, result in the diminishment of the scope or exclusivity of any license or right granted to any Acquired Company under, or result in a violation or breach by any Acquired Company of, any provision of any Company IP Contract; or (ii) give any Person the right to declare a default or exercise any remedy under any Company IP Contract. The Acquired Companies have not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Company IP Contract that has not been fully remedied and withdrawn. The Acquired Companies are not bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Company to use, exploit, assert or enforce any Company IP anywhere in the world.

(e) Downstream Obligations. Part 2.9(e) of the Disclosure Letter contains a list of all Company IP Contracts with all royalties (including Reach-Through Royalties), earn-outs, or development, regulatory or commercialization milestone amounts payable by any Acquired Company to any other Person upon achievement of certain milestones or for the use of any Intellectual Property. “Reach-Through Royalties” shall mean a royalty payable with respect to a Patent or other Intellectual Property right, which is based on a percentage of sales of products by, on behalf of or through the licensee, where the licensed item(s) of Intellectual Property, including research and development tools and processes, is or are not incorporated into and/or do not cover the product with respect to the sales of which the royalty is payable.

(f) Ownership. The Acquired Companies are the sole and exclusive owners of all right, title and interest to and in the Company IP (other than Intellectual Property exclusively licensed to the Acquired Companies), free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 2.9(c) of the Disclosure Letter). Without limiting the generality of the foregoing:

(i) except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), all documents and instruments reasonably necessary to establish, perfect and maintain the rights of the Acquired Companies in any Registered IP included in the Company IP have been validly executed, delivered, filed and/or recorded in a timely manner with the appropriate Governmental Body.

(ii) each Company Employee who is or was involved in the creation or development of any Company IP has signed a valid and enforceable agreement containing an irrevocable assignment of all inventions and Intellectual Property pertaining to such Company IP to the Acquired Companies and confidentiality provisions protecting all confidential information of the Acquired Companies;

(iii) except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), no Company IP was created using government funding or is subject to the requirements of the Bayh-Dole Act or any similar provision of any applicable laws, rules or regulations;

(iv) the Acquired Companies have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all Trade Secrets and other proprietary information pertaining to the Acquired Companies, the Company IP or the businesses of the Acquired Companies;

(v) the Acquired Companies own or otherwise have the valid right to use and practice all Company IP, and after the Closing the Surviving Corporation and its Subsidiaries will continue to own or have the valid right to use and practice, all Company IP on the same terms and conditions as it was owned, controlled or available for use by the applicable Acquired Company, other than to the extent any Company IP has been transferred or otherwise addressed in connection with the Spin-Out Transactions;

(vi) to the Knowledge of the Company, the Acquired Companies have not, directly or indirectly, divulged, furnished to or made accessible any of its Trade Secrets that: (A) relate to ABS-1230, related compounds and other pipeline drug candidates; or (B) are used in or necessary or useful for the conduct of their respective businesses as currently conducted or currently planned by the Acquired Companies to be conducted, to any Person who is not subject to a written agreement to maintain the confidentiality of such Trade Secrets with no less than the efforts that the Acquired Companies use to maintain the confidentiality of the Trade Secrets, but in no event less than a manner consistent with prudent commercial practice in the pharmaceutical and biotechnology industries;

(vii) to the Knowledge of the Company, no officer, consultant, or employee of any Acquired Company is subject to any Contract with any other Person which requires such officer, consultant, or employee to assign to any other Person any interest in Intellectual Property, Trade Secrets or other proprietary information pertaining to the Acquired Companies, the Company IP or the businesses of the Acquired Companies; and

(viii) the Acquired Companies have taken all reasonable actions which are necessary or advisable in order to protect the Company IP.

(g) Valid and Enforceable. All Company IP owned or purported to be owned by any Acquired Company is in effect, valid, subsisting and enforceable, and to the Knowledge of the Company, all other Company IP is in effect, valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) the Acquired Companies have taken reasonable steps to police the use of their Trademarks;

(ii) Part 2.9(g)(ii) of the Disclosure Letter completely and accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain such item of Company IP in full force and effect;

(iii) except as would not reasonably be expected to be material to the Acquired Companies (taken as a whole), all necessary registration, maintenance and renewal fees in respect of the Company IP owned by any Acquired Company that is Registered IP and, to the Knowledge of the Company, all other Company IP that is Registered IP, have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining the Company IP; and

(iv) to the Knowledge of the Company, except as set forth in Part 2.9(g)(iv) of the Disclosure Letter, each Acquired Company has complied with all Legal Requirements regarding the duty of disclosure, candor and good faith in connection with each Patent and Patent application filed by the Acquired Company.

(h) No Third Party Infringement of Company IP. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Part 2.9(h) of the Disclosure Letter completely and accurately identifies (and the Company has Made Available to Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to any Acquired Company or any representative of any Acquired Company regarding any actual, alleged or suspected infringement, misappropriation or other violation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(i) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) an alteration, impairment or loss of, or Encumbrance on, any Acquired Company’s ownership of or right to use, sell, license or enforce any Company IP; (ii) a breach of or default under any Company IP Contract; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP; (v) the diminishment of the scope or exclusivity of any license or right granted to any Acquired Company by a Company IP licensor; or (vi) by the terms of any Company Contract, a reduction of any royalties, earn-outs, contingent or deferred payments, development or commercialization milestones, fees, commissions or other payments any Acquired Company would otherwise be entitled to with respect to any Company IP.

(j) No Infringement of Third Party IP. The Acquired Companies have not infringed, misappropriated or otherwise violated or made unlawful use of any Intellectual Property of any other Person in any material respect. The research, development and manufacturing activities of the Acquired Companies with respect to each Company Pharmaceutical Product have not infringed, misappropriated or otherwise violated or made unlawful use of, any Intellectual Property of any other Person in any material respect. The commercialization of ABS-1230 as currently formulated and manufactured as of the date hereof would not reasonably be expected to infringe, misappropriate or otherwise violate or make unlawful use of, any Intellectual Property of any other Person. For purposes of the foregoing, “infringe” includes infringement directly, contributorily, by inducement or otherwise. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against any Acquired Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding;

(ii) the Acquired Companies have not received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by any Acquired Company or any Company Employee of any Intellectual Property of another Person, including any letter or other communication suggesting or offering that any Acquired Company obtain a license to any Intellectual Property of another Person;

(iii) the Acquired Companies are not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, and the Acquired Companies have not otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation, violation or similar claim (other than indemnification provisions in the Contracts described in Part 2.9(f) of the Disclosure Letter); and

(iv) the Company IP constitutes all Intellectual Property rights owned by or licensed to the Acquired Companies that are material and necessary to conduct the businesses of the Acquired Companies as currently conducted, including the research, development and planned commercialization activities of the Acquired Companies with respect to ABS-1230, related compounds and other pipeline drug candidates.

(k) Information Technology. All Company IT Systems have been maintained in reasonable accordance with standards set by the manufacturers or otherwise in accordance with industry standards. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the businesses of the Acquired Companies as currently being conducted. The Acquired Companies have not experienced within the past three years any material disruption to, or material interruption in, the conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems. The Acquired Companies have taken measures designed to provide for the back-up and recovery of the data and information necessary to the conduct of the businesses of the Acquired Companies as currently conducted without unreasonable disruption to, or interruption in, the conduct of the businesses of the Acquired Companies. All Company IT Systems housing data relevant for current or anticipated regulatory filings with Regulatory Authorities have been and are in compliance with the requirements outlined in 21 CFR Part 11, or similar Legal Requirements set by Regulatory Authorities outside the United States.

(l) Ownership of Data. The Acquired Companies have all necessary rights to use Company Data in connection with the operation of the businesses of the Acquired Companies in all material respects as currently conducted.

(m) Information Security. The Acquired Companies have established and are in compliance with a written information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of Company Data; and (ii) is designed to protect against unauthorized access to the Company IT Systems or Company Data. The Acquired Companies have undertaken at least annual security assessments such as penetration tests and vulnerability scans of the Company IT Systems and have taken reasonable and appropriate steps to remediate high and critical vulnerabilities identified in such assessments. There has not been any breach of any Acquired Company’s security that resulted in the material unauthorized access to, or material unauthorized disclosure, use or modification of, Company Data (a “Data Security Incident”) in the last three years. The Acquired Companies have not notified any Governmental Body in connection with a Data Security Incident. The Acquired Companies are in material compliance with (i) all applicable consents pursuant to which any Acquired Company has collected Personal Data, (ii) externally posted privacy policies of any Acquired Company and (iii) all applicable Legal Requirements governing data breach notification obligations and the privacy or security of Company Data.

2.10 Contracts.

(a) List of Contracts. Part 2.10(a) of the Disclosure Letter completely and accurately identifies each of the following Contracts in existence as of the date of this Agreement:

(i) each Company Contract relating to the employment or service of any individual on a full-time, part-time, consulting, independent contractor or other basis providing for annual base compensation in excess of $100,000 (other than any such Company Contract that is terminable by the applicable Acquired Company on less than thirty (30) days’ notice without any material liability);

(ii) each Company Contract between any Acquired Company and any Company Employee pursuant to which: (A) benefits would vest or amounts would become payable by virtue of the consummation of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events); or (B) any Acquired Company is or may become obligated to make any severance, termination, termination indemnity or redundancy, retention, gross-up or similar payment to any Company Employee including for the avoidance of doubt, any Severance Plans and any participation agreements entered into in connection therewith;

(iii) each collective bargaining, works council or other similar Company Contract with any labor union or association representing any Company Employee;

(iv) each Company Contract which provides for indemnification of any Company Employee;

(v) each Company Contract relating to the voting and any other rights or obligations of a stockholder of any Acquired Company;

(vi) each Company Contract relating to the acquisition, sale, spin-off, merger, consolidation, reorganization or any similar transaction with respect to any Acquired Company;

(vii) each Company Contract (including each Company IP Contract) relating to the acquisition, transfer, development, distribution, licensing, granting rights to or sharing of any Company IP (including any joint development agreement, technical collaboration agreement or similar agreement entered into by any Acquired Company), other than (A) non-exclusive “off the shelf” licenses to unmodified commercially available third party Computer Software involving payments of less than $100,000 annually; (B) consulting or employment agreements between any Acquired Company and its employees and consultants, (C) clinical trial agreements, (D) material transfer agreements, provided that, with respect to each of clauses (B), (C) and (D), as applicable, (x) such agreement is consistent with any Acquired Company’s form agreement(s); (y) such agreement is entered into in the ordinary course of business; and (z) any Intellectual Property arising from any such agreement is or will be solely owned by an Acquired Company;

(viii) each Company Contract with any clinical research organization providing clinical trial services for any clinical trial for any Company Pharmaceutical Product;

(ix) each Company Contract with any contract manufacturing organization providing manufacturing services for any Company Pharmaceutical Product, including clinical supplies;

(x) each Company Contract creating or relating to any partnership, joint venture, strategic alliance or any sharing of revenues, profits, losses, costs or liabilities or similar arrangement;

(xi) each Company Contract imposing any restriction on any Acquired Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from or to associate with the branding of any other Person, to sell, market or promote any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; (C) to manufacture any products; or (D) to disparage any Person;

(xii) each Company Contract: (A) granting exclusive rights to license, market, sell, support, make available or delivery any product or other asset or service of any Acquired Company, or of users of any marketplace, website or service of any Acquired Company; or (B) otherwise contemplating an exclusive relationship between any Acquired Company and any other Person;

(xiii) each Company Contract regarding the acquisition, issuance or transfer of any securities and each Company Contract affecting or dealing with any securities of any Acquired Company including any restricted share agreements or escrow agreements;

(xiv) each Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by any Acquired Company or imposing an Encumbrance on any of the assets of any Acquired Company;

(xv) each Company Contract for the grant to any Person of any preferential rights to purchase any of the assets of any Acquired Company;

(xvi) each lease, lease guaranty, sublease, license or other Company Contract for the leasing, use or occupancy of the Properties;

(xvii) each Company Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party (other than offer letters and option agreements entered into in the ordinary course of business);

(xviii) each Company Contract relating to any liquidation or dissolution of any Acquired Company;

(xix) each Company Contract pursuant to which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Acquired Company;

(xx) each Company Contract: (A) containing “standstill” or similar provisions; or (B) providing any right of first negotiation, right of first refusal or similar right to any Person;

(xxi) each Company Contract with any Governmental Body;

(xxii) each Company Contract that contemplates or involves: (A) the payment or delivery of cash or other consideration by the Acquired Companies in an amount or having a value in excess of $750,000 in the aggregate; or (B) the performance of services having a value in excess of $750,000 in the aggregate; and

(xxiii) each Company Contract and each Contract entered into by any Acquired Company in settlement of any Legal Proceeding or other dispute in excess of $250,000.

Contracts in the respective categories described in clauses “(i) ” through “(xxiii)” above, all Contracts identified, or required to be identified, in Part 2.10(a) of the Disclosure Letter, and all Contracts identified, or required to be identified, in Part 2.9(b) or Part 2.9(c) of the Disclosure Letter are referred to in this Agreement as “Material Contracts.”

(b) Delivery of Contracts. The Company has Made Available to Parent accurate and complete copies of all written Material Contracts in existence as of the date of this Agreement, including all amendments thereto, and no Material Contracts are not in written form. Each Material Contract is valid and in full force and effect, and is enforceable by the Acquired Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) No Material Breach. No Acquired Company, or, to the Knowledge of the Company, any other party, is in default under or in material breach of any Company Contract. No payment or other obligation of any Acquired Company is past due under any Company Contract. No event has occurred, and to the Knowledge of the Company, no circumstance or condition exists, that, with notice, the passage of time or both, would reasonably be expected to: (i) constitute a default under or result in a material violation or material breach of any of the provisions of any Company Contract; (ii) give any Person the right to accelerate the maturity or performance of any Company Contract; or (iii) give any Person the right to cancel, terminate or modify any Company Contract or cause the breach of any Company Contract by any Person. No party to any Material Contract has exercised or, to the Knowledge of the Company, purported or threatened to exercise any termination right with respect to any Material Contract. No Acquired Company has received any written or, to the Knowledge of the Company, other notice of a default, an alleged failure to perform or an offset or counterclaim with respect to any Company Contract that has not been fully remedied and withdrawn. The consummation of the transactions contemplated by this Agreement will not affect the enforceability against any Person of any Material Contract.

2.11 Compliance with Legal Requirements.

(a) Compliance. Each Acquired Company is, and has since January 1, 2023 been, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership of its assets (including the filing of form TD F 90-22.1 and FinCen 114 to the extent required by an Acquired Company). No event has occurred that will (with or without notice or lapse of time) constitute or result in a violation by any Acquired Company of, or a failure on the part of any Acquired Company to comply with, any Legal Requirement. Except as set forth in Part 2.11(a) of the Disclosure Letter, no Acquired Company has received any written notice or other communication from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

(b) Foreign Corrupt Practices and Anti-Bribery. Neither the Acquired Companies nor, to the Knowledge of the Company, any of their respective Representatives have: (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1 et seq. or its equivalent in any jurisdiction where any Acquired Company conducts business, if such Acquired Company was subject thereto; or (iv) made or agreed to make any other unlawful payment.

2.12 Regulatory Matters.

(a) All Necessary Approvals. The Acquired Companies have obtained and maintain all necessary approvals, certifications, registrations, applications, permits, licenses, clearances and authorizations, INDs, New Drug Applications, BLAs, and all foreign equivalents thereof, from Regulatory Authorities and applicable institutional review board and ethics committee approvals and other material correspondence (“Regulatory Authorizations”) to conduct their business as presently conducted, and all such Regulatory Authorizations are (i) in full force and effect, (ii) in material compliance with all filing and maintenance requirements and (iii) in good standing, valid and enforceable. There is not and has not been any (and there is no anticipated) material violation or deficiency of, or default (with or without written notice or lapse of time or both) of any Regulatory Authorization. The Acquired Companies are in material compliance with the terms of all Regulatory Authorizations. No event has occurred which, after written notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, cancellation or termination of any Regulatory Authorization, including any “clinical hold” on an IND or foreign equivalent. The Acquired Companies have not received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action or proceeding from any Governmental Body, alleging that any operation or activity of any Acquired Company is in material violation of any Legal Requirement that applies to a Regulatory Authorization.

(b) Regulatory Documentation. The Acquired Companies have filed, submitted and maintained all necessary applications and other submissions to, and have prepared and maintained all records, filings, notices, reports, study data and other documentation required by applicable Healthcare Laws and Regulatory Authorities, including 15-day reports, 7-day reports, follow-up safety reports, and annual and periodic reports, non-clinical and clinical trial results and reports relating to any Company Pharmaceutical Product, including results of in vitro or in vivo pharmacological, toxicology, safety or other studies and any other data and information relating to the safety or efficacy of a Company Pharmaceutical Product, including final reports prepared under 21 C.F.R. 58.185, information collected pursuant to 21 C.F.R. Part 58 and IND safety reports (as such term is defined or described in 21 C.F.R. 312.32), adverse events, and other safety information, audit and inspection documents and findings, material manufacturing and analytical reports, preclinical and clinical study reports, clinical trial databases, clinical trial master files, statistical programs and material information for ongoing and completed clinical trials and material correspondence and meeting minutes with Regulatory Authorities and applicable institutional review boards and ethics committees (“Regulatory Documentation”). All Regulatory Documentation made with respect to the Company Pharmaceutical Products have been accurate and complete and have complied in all material respects with all applicable Legal Requirements.

(c) Company Pharmaceutical Products. All Company Pharmaceutical Products and any components thereof and any applicable clinical supplies have been and are being researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, imported, exported, processed, distributed, advertised, promoted, by or on behalf of the Acquired Companies in material compliance with all applicable requirements under Regulatory Authorizations and Healthcare Laws, and all applicable analogous state and non-U.S. Legal Requirements, including but not limited to those relating to investigational use and applications to market a new pharmaceutical product.

(d) Current Good Manufacturing Practices. All manufacturing operations relating to Company Pharmaceutical Products conducted by or on behalf of the Company have been and are being conducted in material compliance with applicable provisions of current Good Manufacturing Practice requirements as set forth in 21 U.S.C. § 351(a)(2)(B), 21 C.F.R. Parts 210 and 211, and applicable FDA guidance documents, as amended from time to time. Company Pharmaceutical Products have not been recalled by the Acquired Companies at the request of the FDA or any other Regulatory Authority, nor has any Acquired Company received any notice from FDA or any other Regulatory Authority that it has commenced or is considering any action to enjoin or place restrictions on the production of any Company Pharmaceutical Product.

(e) Clinical Trials.

(i) Each Company Contract entered into to establish a clinical trial at any clinical site conformed in form substantially with the standard form used by the Acquired Companies as of the date of such Company Contract. There has not been and, to the Knowledge of the Company, no facts, circumstances or conditions exist that could result in any material adverse effect to any clinical trial conducted by the Acquired Companies resulting in whole or in part from the breach of such Company Contract by a clinical site or clinical investigator participating therein under any such Company Contract.

(ii) All preclinical studies and clinical trials conducted by or on behalf of the Acquired Companies have been and are being conducted in compliance in all material respects with the required experimental protocols, all applicable Legal Requirements, including all Healthcare Laws and foreign equivalents, and the applicable requirements of any Regulatory Authority, the Animal Welfare Act, the United States Department of Agriculture’s implementing regulations, and the Guide for the Care and Use of Laboratory Animals, if applicable, and by being properly registered in compliance with all applicable Healthcare Laws and disclosing the results of such clinical trials in accordance with such Healthcare Laws, in each case, including 42 C.F.R. Part 11, to the extent applicable.

(iii) None of the Acquired Companies or their Collaboration Partners has: (A) engaged in any conduct that is not compliant in any material respect with applicable Healthcare Laws relating to the integrity of data generated or used in any pre-clinical trials, clinical trials or other pre-clinical, clinical or non-clinical studies of any Company Pharmaceutical Product; or (B) altered, falsified or otherwise manipulated any data generated or used in any pre-clinical trials, clinical trials or other studies related to the development, use, handling, safety, efficacy, reliability or manufacturing of any Company Pharmaceutical Product in any material respect.

(iv) No clinical trial of any Company Pharmaceutical Product has been suspended, put on “clinical hold” or terminated prior to completion, and no IND or an equivalent non-U.S. filing, authorization, or application for any Company Pharmaceutical Product has been suspended, withdrawn, rejected or refused, in each case, as a result of any action by a Regulatory Authority or voluntarily by the Acquired Companies based on any serious adverse effect or effects on human health. The Acquired Companies have not received any notice or other communication from any Regulatory Authority, institutional review board, ethics committee, safety monitoring committee or comparable authority withdrawing approval for, threatening to withdraw approval, or requiring, or threatening to require, the termination, suspension or investigation of any pre-clinical studies or clinical trials of a Company Pharmaceutical Product, requiring the delay, termination, suspension or material modification of such studies or trials, or otherwise raising any material issues with respect to any ongoing clinical or preclinical studies or trials, or has commenced or threatened to initiate any action to terminate clinical development of any Company Pharmaceutical Product, or to enjoin or place any restriction on the testing or study of any Company Pharmaceutical Product.

(f) Recordkeeping and Reporting. The Acquired Companies have maintained records relating to the research, development, testing, manufacture, handling, labeling, packaging, storage, supply, distribution, import and export of the Company Pharmaceutical Products in compliance with the FFDCA and other applicable Legal Requirements, and the Acquired Companies have submitted to the FDA and other Regulatory Authorities, in a timely manner, all required notices and annual or other reports, including but not limited to adverse experience reports and annual reports.

(g) Access to Regulatory Materials.

(i) The Company has Made Available to Parent accurate and complete copies of all Regulatory Documentation, including each annual report filed by the Acquired Companies with the FDA or any similar state or non-U.S. Regulatory Authority with respect to any Company Pharmaceutical Product. The Company has delivered to Parent in an accurate and complete manner all clinical data from clinical trials (including all adverse events) of any Company Pharmaceutical Product.

(ii) The Company has Made Available to Parent accurate and complete copies of: (A) each Regulatory Authorization and each similar state or non-U.S. regulatory filing made by or on behalf of the Acquired Companies for applicable Company Pharmaceutical Products, including all related supplements, amendments and annual reports; and (B) all material correspondence with a Regulatory Authority that concerns any Company Pharmaceutical Product. The Company has accurately described to Parent the nature and content of all material verbal communications with representatives of a Regulatory Authority that would reasonably be expected to affect the prospect for approval of any Company Pharmaceutical Product.

(h) No False Statements. Neither the Acquired Companies nor any of their respective directors, any of their respective licensees or licensors or any third party with which any Acquired Company has entered into a collaboration, license, co-development or co-commercialization agreement pursuant to which the Acquired Company collaborates with a third party on the commercialization of any Company Pharmaceutical Product or grants such third party an exclusive license of commercial rights to any Company Pharmaceutical Product (collectively, “Collaboration Partners”), nor, to the Knowledge of the Company, any other third party with which any Acquired Company has entered into a Contract for the research, development, supply, manufacturing, testing, distribution, or import / export of any Company Pharmaceutical Product, has made any material false statement or material omission in any application, report, or other submission to or correspondence with the FDA or other Regulatory Authority, or committed an act, made a statement or failed to make a statement, that (in any such case) establishes a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any analogous state or non-U.S. Regulatory Authority to invoke any similar policy. None of the Acquired Companies, or any of their respective directors or, to the Knowledge of the Company, other Collaboration Partners, licensees or licensors has been, (i) debarred under 21 U.S.C. Section 335a or any similar state or non-U.S. Legal Requirement or disqualified as a clinical investigator under 21 C.F.R. § 312.70, (ii) excluded or suspended from participation in United States federal healthcare programs (under the provisions of 42 U.S.C. § 1320a-7 or any similar Legal Requirements) including persons identified on the HHS/OIG List of Excluded Individuals/Entities, (iii) charged with, convicted of a crime for which a Person can be so (or would reasonably be expected to be) debarred, suspended or excluded, (iv) threatened in writing to be so debarred, excluded, or suspended (v) declared ineligible for the awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or other Governmental Body; (vii) charged with or convicted of any offense related to any U.S. and non-U.S. federal, state, provincial or other healthcare program; (viii) subject to a Governmental Body shutdown or import or export prohibition; or (ix) received any FDA Form 483, or other Governmental Body notice of inspectional observations, “warning letters,” “untitled letters”, notice of adverse findings, notice of violations, notice of action for import detentions or refusals, or any similar written correspondence from any Governmental Body or any institutional review board or safety monitoring committee, or any foreign equivalents including any ethics committee in respect of the Acquired Companies alleging or asserting material noncompliance with any applicable Healthcare Law and, to the Knowledge of the Company, no

investigation by any Governmental Body regarding any such action is ongoing. The Acquired Companies have not received any written notice of negative or adverse safety or toxicology information from nonclinical, preclinical or clinical research and testing of any Company Pharmaceutical Product or any adverse event information (as such term is defined or described in 21 C.F.R. 312.32) and, to the Knowledge of the Company, there is no such negative safety, toxicology or adverse event information in respect of any Company Pharmaceutical Product that has not been disclosed to Parent. The Acquired Companies have instituted and maintained policies and procedures reasonably designed to ensure the integrity of data generated in manufacturing all Company Pharmaceutical Products and reasonably designed to encourage employees to report any compliance issues related thereto.

(i) Administrative and Enforcement Action. Each Acquired Company is, and has at all times been, in compliance with the terms and requirements of the Governmental Authorizations identified in Part 2.13(a) of the Disclosure Letter. Neither the Acquired Companies nor, to the Knowledge of the Company, any of their Collaboration Partners has received any notice or communication from the FDA or other Regulatory Authorities requiring, recommending, or threatening to initiate any action to place a clinical trial on hold or alleging noncompliance with the FFDCA or other Legal Requirements with regard to the Company Pharmaceutical Products. Neither the Acquired Companies nor, to the Knowledge of the Company, any of their Collaboration Partners has been or is subject to any enforcement proceedings by the FDA or other Governmental Body and no such proceedings have been threatened. There has not been and is not now any Form FDA 483 observation, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information pending or in effect against the Acquired Companies or any of their officers and employees, and the Acquired Companies have no liability (whether actual or contingent) for failure to comply with the FFDCA or other Legal Requirements. There is no act, omission, event, or circumstance that would reasonably be expected to give rise to or form the basis for any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FFDCA or other Legal Requirements.

2.13 Governmental Authorizations; No Subsidies.

(a) Governmental Authorizations. Except as would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, the Acquired Companies possess all Governmental Authorizations necessary to enable the Acquired Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted in accordance with all applicable Legal Requirements, which Governmental Authorizations are valid and in full force and effect, and the Company has Made Available true and correct copies of such Governmental Authorizations to Parent. No Acquired Company has received any written (or, to the Knowledge of the Company, other) notice from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization; or (iii) any actual or possible failure to obtain or receive any Governmental Authorization.

(b) No Subsidies. No Acquired Company possesses and no Acquired Company has ever possessed, and no Acquired Company has any rights or interests with respect to and no Acquired Company has ever had any rights or interests with respect to, any grants, incentives or subsidies from any Governmental Body.

2.14 Tax Matters.

(a) Tax Returns and Payments. Each Acquired Company has filed all income and other material Tax Returns required to be filed by it or on behalf of any other Acquired Company and such Tax Returns are true, accurate and complete in all material respects. All Taxes of each Acquired Company that are due and payable (whether or not shown on a Tax Return) have been paid. The Company has Made Available to Parent accurate and complete copies of all income Tax Returns (and relevant workpapers and/or memos) filed by any Acquired Company for which the applicable statute of limitations has not expired. Each Acquired Company uses the accrual method of accounting for income Tax purposes.

(b) Reserves for Payment of Taxes. The Company Financial Statements properly and adequately accrue or reserve for all actual and contingent Tax liabilities of the Acquired Companies in accordance with GAAP as of the respective dates thereof, and the liabilities for Taxes of the Acquired Companies do not materially exceed such accrual or reserve on the Unaudited Interim Balance Sheet as further adjusted for the passage of time after the date thereof for all periods through the Closing Date (except for Tax liabilities arising as a result of the transactions contemplated by this Agreement or the Spin-Out Transactions). Since the date of the Unaudited Interim Balance Sheet, no Acquired Company has incurred any liability for Taxes outside the ordinary course of business, (except for Tax Liabilities arising as a result of the transactions contemplated by this Agreement or the Spin-Out Transactions).

(c) Audits; Claims; Etc. No Tax Return of any Acquired Company is currently being examined or audited by any Governmental Body. No Acquired Company has received from any Governmental Body any: (i) written notice indicating an intent to open a Tax audit or other review except as set forth on Part 2.14(c)(i) of the Disclosure Letter; (ii) request for information related to any Tax Contest; or (iii) written notice of deficiency or proposed Tax adjustment. No audit, claim or other action has been threatened in writing against any Acquired Company in respect of any Tax (including any Tax filing or Tax reporting obligation). No Acquired Company has (A) filed an outstanding request for an extension of time within which to file any Tax Return (other than any extension obtained in the ordinary course of business of no more than six (or, in the case of California, seven) months), (B) executed a waiver or consent extending any statute of limitations for the assessment or collection of any Taxes (other than as a result of any extension obtained in the ordinary course of business of no more than six (or, in the case of California, seven) months), which waiver or consent remains outstanding, and no such waiver or consent is pending, (C) applied for a ruling (including a private letter ruling or other request for technical advice from any Governmental Body) relating to Taxes which could be binding on Parent, the Acquired Companies or any of their Affiliates after the Closing Date, or (D) entered into a “closing agreement” as described in Section 7121 of the Code (or any comparable provisions of state, local or non-U.S. Legal Requirements) with any Governmental Body. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect any Acquired Company after the Closing (other than powers of attorney entered into in the ordinary course of business for the preparation or filing of payroll Tax Returns and the payment of payroll Taxes).

(d) No Other Jurisdictions for Filing Tax Returns. There are no jurisdictions in which any Acquired Company is required to file a Tax Return other than the jurisdictions in which such Acquired Company has filed Tax Returns. No Acquired Company is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country. No written claim has ever been made by a Governmental Body in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by that jurisdiction.

(e) Tax Indemnity Agreements; Etc. No Acquired Company currently is a party to or has any obligation under any Tax indemnity, Tax sharing or Tax allocation agreement or any similar Contract (other than any such agreement or similar Contract that (i) will terminate before the Closing or (ii) is a commercial Contract entered into in the ordinary course of business that is not primarily related to Taxes (an “Ordinary Course Commercial Agreement”)). No Acquired Company has any contractual obligation to pay the amount of any Tax benefits or Tax refunds realized or received by such Acquired Company (or an amount in reference to any such Tax benefits or Tax refunds) to any other Person.

(f) Distributed Stock. No Acquired Company has distributed stock of another Person, and no Acquired Company has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (it being understood and agreed that the Spin-Out Transactions are not purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code).

(g) Tax Holidays. Each Acquired Company is in compliance with the requirements for any applicable Tax holidays or incentives applicable to the Acquired Companies.

(h) Change in Accounting Methods; Closing Agreements; Etc. No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, including by reason of the application of Section 481 or 263A of the Code (or any comparable provisions of state, local or non-U.S. Legal Requirements), in each case occurring on or prior to the Closing Date; (ii) closing agreement as described in Section 7121 of the Code (or any comparable provisions of state, local, or non-U.S. Legal Requirements) executed on or prior to the Closing Date; (iii) intercompany transaction (including any intercompany transaction subject to Sections 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any comparable provisions of state, local, or non-U.S. Legal Requirements) with respect to a transaction occurring on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount, advanced payment or deferred revenue received on or prior to the Closing Date outside the ordinary course of business; or (vi) election pursuant to Section 108(i) of the Code (or any comparable provisions of state, local or non-U.S. Legal Requirements) made on or prior to the Closing Date.

(i) Section 6662. Each Acquired Company has disclosed any Tax reporting position taken in any Tax Return which would reasonably be expected to result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or non-U.S. Legal Requirements).

(j) Tax Shelters; Listed Transactions; Etc. No Acquired Company has consummated or participated in, or is currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Section 6662 of the Code and the Treasury Regulations promulgated thereunder. No Acquired Company has ever participated in, nor is it currently participating in, a “listed transaction” or other “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4, or any transaction requiring disclosure under any comparable provisions of state, local, or non-U.S. Legal Requirements.

(k) Sales Taxes. Each Acquired Company has: (i) collected (within the time and in the manner prescribed by applicable Legal Requirements) any Sales Taxes required to be collected by it; and (ii) timely paid over to the proper Governmental Body (or is properly holding for such timely payment) all amounts required to be so collected and paid over under applicable Legal Requirements. Each Acquired Company has complied in all respects with all applicable Sales Tax Legal Requirements relating to record retention (including to the extent necessary to establish eligibility for any claimed exemptions from Sales Tax collection obligations, such as the retention of adequate and current resale or other required certificates to support any such claimed exemption). No Acquired Company holds any amounts collected as Sales Taxes from any Person (other than amounts properly being held for timely payment to the appropriate Governmental Body).

(l) Escheatment. There is no material property or obligation of any Acquired Company, including uncashed checks to vendors, customers or employees or other service providers, non-refunded overpayments or unclaimed subscription balances, that is escheatable to any state or municipality under any applicable escheatment Legal Requirements.

(m) Consolidated Groups; Tax Partnerships. No Acquired Company is, or has ever been, a member of an affiliated, combined, consolidated or unified group (including within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal, state, local or non-U.S. income Tax Return (other than a group the common parent of which was the Company). No Acquired Company is a party to any joint venture, partnership, or other Contract or arrangement that is treated as, or reasonably could be expected to be, a partnership for Tax purposes. No Acquired Company has any liability for the Taxes of any other Person that is not an Acquired Company under Treasury Regulations Section 1.1502-6 (or any comparable provisions of state, local or non-U.S. Legal Requirements), as a transferee or successor, by Contract (other than Ordinary Course Commercial Agreements), by assumption or otherwise by operation of applicable Legal Requirements. No Acquired Company has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(n) International Tax Matters. No Acquired Company: is, or has ever been, or will be, required to pay the Tax imposed by Section 59A of the Code (relating to the “base erosion and anti-abuse tax”). No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of the application of Section 965 of the Code in respect of any election made prior to the Closing and has not made an election under Section 965(h) of the Code. No Acquired Company is an “expatriated entity” within the meaning of Section 7874(a)(2)(A) of the Code. No Acquired Company is, or has ever been, a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code. No Acquired Company is a party to any gain recognition agreement under Section 367 of the Code. No Acquired Company has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code.

(o) Receipts for Foreign Taxes. Each Acquired Company has in their possession official non-U.S. government receipts for any material Taxes paid by it to any non-U.S. Taxing Authority for which receipts have been or are customarily provided.

(p) FIRPTA. The Company is not and has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, which are required under Treasury Regulations Section 1.897-2(h) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q) Withholding Taxes. Each Acquired Company: (i) has complied in all material respects with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code and any comparable provisions under any state, local or non-U.S. Legal Requirements); (ii) has, within the time and in the manner prescribed by applicable Legal Requirements, withheld from employee wages or consulting compensation and timely paid over to the proper Governmental Bodies (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including any U.S. federal, state, local and non-U.S. income and employment Taxes, any withholding required under the Federal Insurance Contribution Act, under the Medicare program, under the Federal Unemployment Tax Act, or under any other provisions of U.S. federal, state, local or non-U.S. Tax withholding Legal Requirements; (iii) has filed all withholding Tax Returns for all periods through and including the Closing Date; and (iv) has maintained in all material respects all required records with respect to the foregoing “(i)” through “(iii)” (including any records required to establish an exemption from, or reduction of, any required withholding obligations).

(r) Transfer Pricing. Each Acquired Company is in compliance in all material respects with all applicable transfer pricing Legal Requirements.

(s) Section 83(b). No Person holds shares of Company Capital Stock that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made. The Company has delivered to Parent accurate and complete copies of all such elections, including filing receipts evidencing the timely filing of such elections.

Nothing in this Section 2.14 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credit, or other Tax asset or attribute of the Acquired Companies in any taxable period (or portion thereof) beginning after the Closing Date or (ii) except for the representations and warranties set forth in Section 2.14(f), 2.15(h), or 2.14(m), any Tax position that Parent or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Closing Date.

2.15 Employee and Labor Matters; Benefit Plans.

(a) Employee List. Part 2.15(a) of the Disclosure Letter contains a list of all current Company Employees employed by the Acquired Companies as of the date of this Agreement and at any time since January 1, 2023, and correctly reflects: (i) names and their dates of employment; (ii) their job titles or positions; (iii) their current annual base salaries or hourly wage rates; (iv) their visa status or work permit, if any; (v) leave of absence status and, if applicable, expected return to work date; (vi) work location (by state and country of engagement); (vii) their employer or employing entity; (viii) the value of any accrued but unpaid vacation time; (ix) whether such employee is classified as exempt or non-exempt under the Fair Labor Standards Act and the applicable Legal Requirements of the jurisdiction in which the employee performs services; and (x) their status as full-time, part-time, temporary or seasonal employees.

(b) Labor Matters. None of the Company Employees are or have ever been represented by a labor union, works council or other employee representative body, and there are no organizing, election or other activities pending or threatened by or on behalf of any union, works council, employee representative or other labor organization or group of employees with respect to any Company Employees. The Acquired Companies are not, nor has any Acquired Company ever been, bound by or a party to, or has a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Company Employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Company Employees. The Acquired Companies are not engaged, and since January 1, 2023 have not been engaged in any unfair labor practice of any nature. There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any Acquired Company before the National Labor Relations Board. The Acquired Companies have not had any strike, slowdown, work stoppage, picketing, boycott, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the Company Employees. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, picketing, boycott, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute. The Acquired Companies have never agreed to recognize any labor union, works council or other collective bargaining representative, nor has any labor union, works council or other collective bargaining representative been certified as the exclusive bargaining representative of any Company Employee. The Acquired Companies have never entered into any Contract with any labor union, works council, employee association or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any lay off, redundancy, severance or similar program within its workforce (or any part of it).

(c) At Will Employment. Except as set forth in Part 2.15(c) of the Disclosure Letter, the employment of each of the current employees working for the Acquired Companies primarily in the United States is terminable by the Acquired Companies at will and with no requirement for advance notice.

(d) Employee Departures/Restrictions. To the Knowledge of the Company, no employee of the Acquired Companies: (i) intends to terminate her or his employment with the Acquired Companies; (ii) has received an offer to join a business that may be competitive with the Acquired Companies’ respective businesses; or (iii) is a party to or is bound by any restrictive covenants, confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (a) the performance by such employee of any of her or his duties or responsibilities as an employee of the Acquired Companies; or (b) the Acquired Companies’ business or operations. No Person has claimed, and to the Knowledge of the Company, no Person has reason to claim that any Company Employee or other Person affiliated or associated with the Acquired Companies: (A) is in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement, nonsolicitation agreement or any restrictive covenant with such Person; (B) has disclosed or utilized any Trade Secret or proprietary information or documentation of such Person; or (C) has interfered in the employment relationship between such Person and any of its present or former employees. To the Knowledge of the Company, no Company Employee has used or proposed to use any Trade Secret, information or documentation confidential or proprietary to any former employer or other Person for whom such individual performed services or violated any confidential relationship with any Person in connection with the development, manufacture or sale of any product or proposed product, or the development or sale of any service or proposed service, of the Acquired Companies. Each Company Employee is legally authorized to work in all locations where he or she performs services for the Acquired Companies and has successfully passed all industry standard background checks and all other verification reviews required, expressly by applicable industry standard, certification or accreditation requirement, or other license, registration or membership requirements.

(e) Employee Plans and Agreements. Part 2.15(e) of the Disclosure Letter contains an accurate and complete list of each material Company Employee Plan.

(f) Delivery of Documents. As applicable with respect to each Company Employee Plan, the Company has Made Available to Parent: (i) correct and complete copies of all documents setting forth the terms of each Company Employee Plan, including all amendments thereto and all related trust documents; (ii) the most recent adoption agreement and summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan; (iii) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts; (iv) the three most recent annual reports (Form 5500 series) filed with the U.S. Department of Labor; (v) the most recent determination, advisory or opinion letter from the U.S. Internal Revenue Service relating to the tax-qualified status of any Company Employee Plan; (vi) all material written materials provided to any Company Employee relating to any Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to any Acquired Company; (vii) nondiscrimination and coverage testing results for the most recent plan year; and (viii) all material, non-routine correspondence to or from any Governmental Body relating to any Company Employee Plan.

(g) No Foreign Plans. The Acquired Companies have not established, maintained or contributed to (or been required to contribute to): (i) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body other than the United States; (ii) any Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of the United States; or (iii) any Company Employee Plan that covers or has covered Company Employees whose services are or have been performed primarily outside of the United States.

(h) No Post-Termination Benefits. The Acquired Companies do not have any obligation or liability to provide, under any Company Employee Plan or otherwise, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Person (or their respective spouses, dependents or beneficiaries) for any period of time beyond the termination of employment or other service except (i) as may be required by applicable Legal Requirements (including COBRA for which the participant pays the full amount of the required premiums or contributions) or at no cost to the Acquired Companies, (ii) for coverage through the end of the month in which a termination of employment occurs or (iii) pursuant to benefits provided during any period during which a former employee is receiving severance pay or pursuant to severance benefits.

(i) No Defaults. The Acquired Companies have, in all material respects, performed all obligations required to be performed by it under each Company Employee Plan and is not in default or violation of, and to the Knowledge of the Company, there is no default or violation by any other party to, the terms of any Company Employee Plan. Each of the Company Employee Plans has been operated and administered in accordance with its terms and in all material respects in accordance with all applicable Legal Requirements, including the applicable requirements under the Code, ERISA and the Affordable Care Act. All contributions, premiums and payments to, and payments from, any Company Employee Plan which may have been required to be made in accordance with the terms of such Company Employee Plan or applicable Legal Requirements have been, in all material respects, timely made, and all contributions, premiums and payments for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability on the Unaudited Interim Balance Sheet. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without liability to the Acquired Companies or Parent (other than ordinary administration expenses). No “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred in connection with which the Acquired Companies could have any material liability (including on account of an indemnification obligation).

(j) No Conflict. Except as set forth in Part 2.15(j) of the Disclosure Letter, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Company Employee Plan, trust or loan that will result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits (through a grantor trust or otherwise) with respect to any Company Employee; or (ii) limit or restrict the right of the Acquired Companies or, after the Closing, Parent, to merge, amend or terminate any Company Employee Plan.

(k) Compliance. Each Company Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable IRS determination letter with respect to such qualification and the Tax-exempt status of its related trust, and to the Knowledge of the Company, no circumstances exist which could reasonably be expected to result in liability to the Acquired Companies in respect of such qualified status. No Company Employee Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(l) Absence of Certain Plans and Related Liabilities. Neither the Acquired Companies, nor any ERISA Affiliate of any Acquired Company, has ever maintained, been a participating employer in, contributed to, been required to contribute to, or has had any liability with respect to (i) any multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or 414(f) of the Code; (ii) any multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; (iii) any other employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; (iv) any multiple employer welfare arrangement as defined under Section 3(40)(A) of ERISA; or (v) any plan maintained or sponsored by a professional employer organization.

(m) Labor Relations and Claims. The Acquired Companies have good labor relations, and, except as set forth in Part 2.15(m) of the Disclosure Letter, the Company has no Knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of the Acquired Companies. There have never been any, and there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened relating to applicable Employment Legal Requirements. The Acquired Companies are and have, in the past three years, been in material compliance with all applicable Employment Legal Requirements. The Acquired Companies have never failed to make, and are otherwise not delinquent in, any payment to any Company Employees for any wages, salary, overtime pay, commission, bonus, benefit or other compensation for any services or otherwise arising under any policy, practice, Contract, plan, program or Legal Requirement. The Acquired Companies do not have and have never had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, worker’s compensation, social security or other benefits or obligations (other than routine payments to be made in the ordinary course of business consistent with past practice). The Acquired Companies are not and have not been, subject to any Order or private settlement contract in respect of any labor or employment matters. The Acquired Companies are, and in the past three years have been, in compliance with the requirements of the Immigration Reform Control Act of 1986. Every employee who requires permission and/or authorization to work in the jurisdiction in which they carry out their employment had at the time of hire and throughout their employment with the Acquired Companies current and appropriate permission and/or authorization to work in that jurisdiction. Except as set forth in Part 2.15(m) of the Disclosure Letter, there are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against the Acquired Companies under any workers’ compensation policy or long-term disability policy. The Acquired Companies are not, and have not for the past three years, been the subject of any audit or investigation by any Governmental Body with respect to any of its employment policies or practices and the Acquired Companies are not party to, or are otherwise bound by, any consent decree with, or any citation or other Order by, any Governmental Body relating to any employee or employment practice.

(n) WARN Act, Notice and Consultation. The Acquired Companies have not had any transaction, plant closing, mass layoff, relocation, furlough, separation from position, reduction in hours or pay or other termination of any Company Employee that has imposed or would impose any obligation or other Liability upon the Acquired Companies, Parent or any of Parent’s Affiliates under the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101) or any similar state, local or foreign Legal Requirement (collectively, the “WARN Act”).

(o) Misconduct Claims. No allegation, complaint, charge or claim, whether formal or informal, of sexual harassment, sexual assault, sexual misconduct, racial discrimination or harassment, sex or gender discrimination, or similar behavior (a “Misconduct Allegation”) has been made against any person who is or was an employee or independent contractor of any Acquired Company in such person’s capacity as such or, to the Knowledge of the Company, in any other capacity. Since January 1, 2023, the Acquired Companies have performed a reasonable investigation of all Misconduct Allegations or allegations of retaliation arising in connection with any Misconduct Allegation against any officer, director, employee or independent contractor of the Acquired Companies in their capacities as such or in connection with allegations of workplace sexual harassment or sexual misconduct. With respect to each such allegation with potential merit, the Acquired Companies have taken prompt corrective action that is reasonably calculated to prevent further harassment or other improper action and the Company has not incurred and, to the Knowledge of the Company, no circumstances exist under which the Acquired Companies would reasonably be expected to incur, any liability arising from such allegations. The Acquired Companies have not entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing, relating to any Misconduct Allegation against any Acquired Company or any person who is or was an officer, director, manager, employee, independent contractor, or consultant of any Acquired Company.

(p) Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or Legal Proceedings against any of the Company Employee Plans or the assets of any of the Company Employee Plans (other than routine benefit claims).

(q) Independent Contractors. Part 2.15(q) of the Disclosure Letter accurately sets forth, with respect to each natural Person who is or was, at any time since January 1, 2024, an independent contractor of the Acquired Companies:

(i) the name of such independent contractor and the date as of which such independent contractor was originally engaged by the Acquired Companies;

(ii) location of service (by state and country of engagement);

(iii) the terms of compensation of such independent contractor; and

(iv) the notice required for termination, if any.

(r) No Misclassified Employees. No current or former independent contractor of the Acquired Companies is or was a misclassified employee under any applicable Legal Requirement, and the Acquired Companies have not received any written or oral notice from any Person disputing such classification. The Acquired Companies have not received any notice from any Governmental Body disputing the classification of an independent contractor. The Company Employees are, and have for the past three years, been correctly classified as either exempt or non-exempt employees under the applicable Legal Requirements of all jurisdictions in which the Acquired Companies maintain or maintained employment relationships.

(s) 409A. No Company Employee Plan and no grants, awards or benefits thereunder are subject to Section 409A of the Code or, if subject to Section 409A of the Code, have failed or will fail, in form or operation, to meet the requirements of Section 409A of the Code in all material respects. No Acquired Company has any obligation to make any “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.

(t) Parachute Payments. Except as set forth on Part 2.15(t) of the Disclosure Letter, no payment or benefit that could be made or provided by or on behalf of the Company in connection with the Merger or any other transactions contemplated by this Agreement (either alone or in conjunction with any other event) could constitute an “excess parachute payment” within the meaning of Section 280G of the Code (or any comparable provisions of state, local or non-U.S. Legal Requirements). No Acquired Company has any obligation to make any “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

2.16 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to result in material liability to any Acquired Company, each Acquired Company has since January 1, 2023 been, and is, in compliance with all applicable Environmental Laws, which compliance includes the possession by such Acquired Company of all Environmental Licenses and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. No Acquired Company has ever received any written (or, to the Knowledge of the Company, other) notice, whether from any Person that alleges that such Acquired Company is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that are expected to prevent or interfere with any Acquired Company’s material compliance with any Environmental Law in the future. No Acquired Company has caused or contributed to any material Environmental Release and there are no circumstances which would reasonably be expected to give rise to any material Environmental Release by any Acquired Company. No Contaminants are stored or contained on or under any of the Properties whether in storage tanks, landfills, pits, ponds, lagoons or otherwise.

2.17 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a material impact on the Acquired Companies, taken as a whole, all insurance policies of the Acquired Companies are in full force and effect (except for any expiration thereof in accordance with its terms), no notice of cancellation or modification with respect to any such insurance policy has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

2.18 Related Party Transactions. Except as set forth in Part 2.18 of the Disclosure Letter, no Related Party: (a) has, or has had, any interest in any material asset used in or otherwise relating to the business of any Acquired Company; (b) is, or has been, indebted to any Acquired Company (other than for ordinary travel or other advances incurred in the ordinary course of business); or (c) has entered into, or has had any financial interest in, any Contract, transaction or business dealing with or involving any Acquired Company.

2.19 Legal Proceedings; Orders.

(a) Legal Proceedings. Except as set forth in Part 2.19(a) of the Disclosure Letter, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any Acquired Company or any of the assets owned or used by any Acquired Company or any Person whose liability any Acquired Company has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement; or (iii) that relates to the ownership of Company Capital Stock, or any option or other right to Company Capital Stock, or right to receive consideration as a result of this Agreement. Except as set forth in Part 2.19(a) of the Disclosure Letter, to the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. Except as set forth in Part 2.19(a) of the Disclosure Letter, no Legal Proceeding has ever been commenced by, and no Legal Proceeding has ever been pending against, any Acquired Company.

(b) Orders. There is no Order to which any Acquired Company, or any of the assets owned or used by any Acquired Company, is subject.

(c) Pending Litigation. The Company has Made Available to Parent and its Representatives (or, in the case of matters arising after the date of this Agreement, will make available in accordance with Section 4.3(b)) all documentation and information in the possession of the Company that is material to the Pending Litigation, which documentation and information (taken in its totality) does not or will not (i) contain any statement that is inaccurate or misleading (in the light of the circumstances under which such documentation or information was Made Available) with respect to any material fact; or (ii) omit to state any material fact related to the Pending Litigation necessary in order to make such documentation and information (in the light of the circumstances under which such documentation or information was Made Available) not false or misleading.

2.20 Bank Accounts. Part 2.20 of the Disclosure Letter provides the following information with respect to each account maintained by or for the benefit of any Acquired Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account.

2.21 Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes.

(a) Authority; Binding Nature. The Company has the necessary corporate right, power and authority to enter into and to perform its obligations under this Agreement and under each Ancillary Agreement to which the Company is or will be a party; and the execution, delivery and performance by the Company of this Agreement and of each such Ancillary Agreement have been duly authorized by all necessary action on the part of the Company and its board of directors. This Agreement and each Ancillary Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Board Approval. The board of directors of the Company has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders; (ii) unanimously approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (iii) unanimously recommended the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby by the holders of Company Capital Stock and directed that this Agreement, the Merger and the other transactions contemplated hereby be submitted for consideration by the holders of Company Capital Stock.

(c) No Takeover Statute. No state or foreign “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute, regulation or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

2.22 Non-Contravention; Consents. Except as set forth in Part 2.22 of the Disclosure Letter, and as may be required in connection with the HSR Act or other Antitrust Laws or as would not (in the case of the following clauses (b), (c), (d) or (e)) reasonably be expected, individually or in the aggregate, to be material to the Acquired Companies, taken as a whole, neither: (1) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any Ancillary Agreement, will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of: (i) any of the provisions of any Charter Documents; or (ii) any resolution adopted by the stockholders, board of directors or any committee of the board of directors of the Company;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or any of the assets owned or used by the Company, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company’s business or to any of the assets owned or used by the Company;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that constitutes a Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Company Contract; (ii) accelerate the maturity or performance of any such Company Contract; or (iii) cancel, terminate or modify any such Company Contract; or

(e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company).

2.23 Vote Required. The affirmative vote of: (a) the holders of a majority of the outstanding shares of Company Capital Stock (voting together as a single class on an as-converted basis); and (b) the holders of a two-thirds (2/3rds) of the outstanding shares of Company Preferred Stock are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, under the DGCL, the Charter Documents or otherwise (the votes referred to in clauses “(a)” and “(b)” of this sentence being referred to collectively as the “Required Stockholder Votes”). The Company is not, and has never been, subject to the requirements of Section 2115 of the Corporations Code of the State of California.

2.24 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Except as set forth in Part 2.24 of the Disclosure Letter, no Person is or may become entitled to receive any fee or other amount from the Company for professional services performed or to be performed in connection with the Merger or any of the other transactions contemplated by this Agreement.

2.25 Solvency. As of immediately after giving effect to the Spin-Out Transactions (including the payment of all fees and expenses in connection therewith), SpinCo will (a) have assets with a fair saleable value exceeding the sum of its liabilities (including contingent liabilities), in each case as determined under applicable Legal Requirements, (b) have adequate capital for its current and proposed business operations, (c) be able to pay its liabilities as they mature, and (d) not be insolvent under applicable Legal Requirements.

2.26 CFIUS. The Acquired Companies do not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

2.27 Full Disclosure. As of the date of this Agreement, this Agreement (taken together with the Disclosure Letter and other statements made and information made available to Parent or its Representatives in the due diligence process conducted by Parent in connection with this Agreement), taken in its totality, does not, to the Knowledge of the Company: (a) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (b) omit to state any material fact necessary in order to make the representations, warranties and information contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading; provided that (i) this representation and warranty is only deemed made by the parties set forth on Schedule 3 (the “Specified Individuals”) and not any other Indemnitor, (ii) for purposes of this Section 2.27, the Specified Individuals do not make any representation and warranty with respect to (and Parent expressly disclaims any reliance on) any statements made or information provided by or on behalf of the Company or any Specified Individual in this Agreement, the Disclosure Letter, during Parent’s due diligence process or otherwise, that is a projection, other forward looking statement or is otherwise not a statement of historical fact and (iii) this representation and warranty does not apply to the SpinCo Business or the SpinCo Assets (other than to the extent relating to the Company Pharmaceutical Product or the representations and warranties in Section 2.7(b)) or the Pending Litigation.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2 Non-Contravention; Consents.

(a) Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any Ancillary Agreement, will (with or without notice or lapse of time) contravene, conflict with or result in a violation of: (A) any of the provisions of the certificate of incorporation or bylaws of Parent or Merger Sub; (B) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or Merger Sub; or (C) any provision of any material contract to which Parent is bound.

(b) Consents. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and any applicable filings required to be made by Parent or Merger Sub, notices required to be given by Parent or Merger Sub or Consents required to be obtained by Parent or Merger Sub, in each case from any Governmental Body in connection with the Merger, neither Parent nor Merger Sub will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement, other than any such filing, notice or Consent that will have been made, given or obtained by Parent or Merger Sub prior to the Closing.

3.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have the absolute and unrestricted right, power and authority to enter into and perform their obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Parent or Merger Sub is a party; and the execution, delivery and performance by Parent and Merger Sub of this Agreement and of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. No vote of Parent’s stockholders is needed to approve the Merger. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Parent or Merger Sub is a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4 Legal Proceedings. There is no pending Legal Proceeding and, to the knowledge of Parent and Merger Sub, no Person has threatened to commence any Legal Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.

3.5 Adequacy of Funds. Parent has or will have (or will have access to), from and after the Effective Time, sufficient funds to consummate the transactions contemplated hereby, including making the Milestone Payments if and when due in accordance with Section 1.9.

3.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub, except for Persons whose fees and expenses shall be paid by Parent.

3.7 Merger Sub. Merger Sub (a) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and (b) has engaged in no other business activities except as contemplated by this Agreement or incident to its formation and performance of its obligations hereunder and in connection with the transactions contemplated hereby.

3.8 No Parent Vote Required. No vote or other action of the stockholders of Parent is required by applicable law, the certificate of incorporation or bylaws (or similar charter or organizational documents) of Parent or otherwise in order for Parent and Merger Sub to consummate the Merger and the transactions contemplated hereby.

4. CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 8.1 or the Effective Time (the “Pre-Closing Period”), the Company shall, and shall use its reasonable best efforts to cause the other Acquired Companies and their respective Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Acquired Companies’ personnel, properties, assets, offices and other facilities and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (b) reasonably promptly furnish Parent and Parent’s Representatives with such existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request; provided, that Parent shall not use any information obtained pursuant to this Section 4.1 for any purposes unrelated to the consummation of the Merger or the Spin-Out Transactions or reasonable integration planning. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall promptly provide to Parent reasonable access to any material notice, report, correspondence, action, document or other written communication received by any Acquired Company, or sent on behalf of any Acquired Company to, a Regulatory Authority or any other Person relating to the clinical or regulatory status of any Product. Notwithstanding anything to the contrary in this Agreement, this Section 4.1 shall not require the Company to (A) provide access or to disclose information (1) where the Company is advised by counsel such access or disclosure would jeopardize any attorney-client privilege or similar privilege of the Company or contravene any applicable Legal Requirement or binding agreement entered into prior to the date of this Agreement or, (2) that would result in the disclosure of any valuations of the Company in connection with the transactions contemplated by this Agreement or any other strategic alternatives or (3) would be for the purpose of disclosure of such information in any Legal Proceeding between Parent, the Company and/or the Securityholders’ Agent or (B) prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available; provided that in the event that access or disclosure is restricted under the preceding clause (A)(1), the Company shall provide Parent with notice thereof and use reasonable best efforts to provide alternative arrangements for such disclosure or access to Parent or its Representatives to the extent reasonably requested by Parent.

4.2 Operation of the Business of the Company. Except (i) as set forth in Schedule 4.2, (ii) to the extent expressly required or contemplated by this Agreement, the Spin-Out Agreements or the SpinCo Financing Agreements, (iii) as the Company reasonably determines is required by applicable Legal Requirements, or (iv) as consented to by Parent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, each Acquired Company shall comply with the following:

(a) use reasonable best efforts to conduct its business and operations in all material respects in the ordinary course of business;

(b) use commercially reasonable efforts to preserve intact its current business organization in all material respects, keep available the services of its current officers and employees and maintain its relations and good will with all suppliers, customers, landlords, creditors and other Persons having business relationships with the Acquired Companies;

(c) (i) consult with Parent in connection with any proposed meeting with a Regulatory Authority relating to a Product and reasonably promptly provide Parent with a summary report (which may be provided on a call or video conference) of any such meeting that occurs; (ii) provide Parent and its Representatives with a reasonable opportunity to review any filing proposed to be made or other material communication, proposed to be submitted or otherwise transmitted to a Regulatory Authority on behalf of the Acquired Companies relating to any Product; and (iii) to the extent permitted by applicable Legal Requirements, consult with Parent prior to making any material change to a study protocol or a development timeline or adding new trials or taking any material action with respect to ongoing trials, in each case to the extent relating to any Product;

(d) not voluntarily cancel or fail to renew any of their respective insurance policies in effect as of the date of this Agreement or reduce the amount of any insurance coverage provided by such insurance policies (other than to the extent such insurance policies are substantially concurrently replaced, with the Company using commercially reasonable efforts to ensure that such replacement insurance policy providing terms no less favorable to the Acquired Companies than such replaced insurance policy);

(e) not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, in each case other than pursuant to the terms of outstanding Company Options;

(f) not sell, issue, grant or authorize the issuance, sale or grant of: (i) any capital stock or other security; (ii) any option, warrant or right to acquire any capital stock (or cash based on the value of capital stock) or other security (except that, with respect to clauses (i) and (ii), the Company shall be permitted to issue shares of Company Capital Stock upon the exercise or vesting of Company Options or Company Warrants or upon the conversion of Company Preferred Stock, in each case outstanding as of the date of this Agreement or issued after the date of this Agreement in accordance with the terms hereof and, in each case, in accordance with the terms of the applicable instruments governing such Company Options, Company Warrants and Company Preferred Stock); or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security;

(g) not amend or waive any of its rights under, or permit the acceleration of vesting or exercisability under: (i) any provision of any Company Option Plan or (ii) any provision of any Contract evidencing any outstanding Company Option;

(h) not amend or permit the adoption of any amendment to the Charter Documents, or effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or permit the Acquired Companies to become party to any Acquisition Transaction;

(i) not form any Subsidiary except SpinCo or acquire any equity interest or other interest in any other Entity;

(j) not make any capital expenditure, except for individual capital expenditures that do not exceed $50,000 or that, when added to all other capital expenditures made on behalf of the Acquired Companies during the Pre-Closing Period, do not exceed $250,000;

(k) not: except in the ordinary course of business (i) enter into any Contract that is or would constitute a Material Contract if in effect on the date of this Agreement or (ii) materially amend, voluntarily terminate or waive any material right or remedy under any Material Contract or Contract that is or would constitute a Material Contract if in effect on the date of this Agreement;

(l) not: (i) acquire, lease or license any right or other material asset from any other Person; or (ii) sell, assign, transfer, convey, divest, abandon, waive, relinquish, or otherwise dispose of (including through any “spin-off” or by permitting any rights in Intellectual Property to lapse), or pledge, encumber or otherwise subject to any Encumbrance, or lease, license, or sublicense, any right or other asset or property (including any Intellectual Property) to any other Person;

(m) not: (i) lend money to any Person (except that the Acquired Companies may make routine travel advances to current employees of the Acquired Companies in the ordinary course of business consistent with past practices); or (ii) incur or guarantee any Indebtedness;

(n) not: (i) establish, adopt, amend or terminate any Company Employee Plan (or any plan or arrangement that would be a Company Employee Plan if in effect as of the date hereof), other than as required pursuant to the terms of the applicable Company Employee Plan or for compliance with applicable Legal Requirements; (ii) pay, or make any new commitment to pay, any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than in accordance with a Company Employee Plan currently in effect or in the ordinary course of business and consistent with past practices or (iii) materially increase, or make any new commitment to materially increase, the amount of the wages, salary, commissions, fringe benefits, employee benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers or employees, other than in the case of the foregoing clauses (ii) and (iii), with respect to an individual who will be an employee of SpinCo following the Closing and with respect to which none of the Acquired Companies shall have any Liability following the Closing;

(o) not: (i) promote or change the title of any of its employees; (ii) hire or make an offer to hire any new employee; (iii) enter into, modify or amend any collective bargaining agreement, works council agreement or other Contract with any labor organization, union, association or other body representing any Company Employee; or (iv) terminate the employment of any Company Employee contemplated to remain a Company Employee after giving effect to the Spin-Out Transactions, except for cause;

(p) not change any of its methods of accounting or accounting practices in any material respect (including with respect to the collection of accounts receivable or the payment of accounts payable), except as required by GAAP or applicable Legal Requirements;

(q) not: (i) make, change or rescind any material election relating to Taxes (including any Code Section 174 Election, for which election, notwithstanding anything herein to the contrary, Parent shall be permitted to grant or withhold its consent in its sole discretion); (ii) settle or compromise any claim, controversy or Legal Proceeding relating to Taxes; (iii) except as required by applicable Legal Requirements, make any material change to (or make a request to any Taxing Authority to change) any of its methods, policies or practices of Tax accounting or methods of reporting income or deductions for Tax purposes; (iv) amend, refile or otherwise revise any previously filed material Tax Return; (v) enter into or terminate any agreements with a Taxing Authority; (vi) prepare any Tax Return in a manner inconsistent with past practices, except as otherwise required by applicable Legal Requirements or expressly contemplated by this Agreement; (vii) consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes; (viii) enter into any Tax indemnity, Tax sharing or Tax allocation agreement or any similar Contract (in each case, other than an Ordinary Course Commercial Agreement); (ix) grant any power of attorney relating to any Tax matter; or (x) request a ruling with respect to Taxes from any Taxing Authority;

(r) not commence or settle any Legal Proceeding;

(s) not accelerate the collection of any accounts receivable or delay the payment of any accounts payable;

(t) not commence, sponsor, participate in, or provide funding for any clinical trial related to any Product except those trials being conducted as of the date of this Agreement or for which the Acquired Companies have a written protocol proposal as of the date of this Agreement;

(u) not perform any acts with respect to Patent applications or take any actions involving the United States Patent and Trademark Office, in each case relating to a Product, outside of the ordinary course of business without first consulting with Parent to the extent reasonably practicable under the circumstances; and

(v) not agree or commit to take any of the actions described in clauses “(d)” through “(u)” above.

Nothing contained herein shall give to Parent, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

4.3 Notification.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Acquired Companies of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement that would reasonably be expected to give rise to the failure of any condition set forth in Section 6; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement that would reasonably be expected to give rise to the failure of any condition set forth in Section 6 if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of the Company that would reasonably be expected to give rise to the failure of any condition set forth in Section 6; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely; provided that the failure to provide such notification, in and of itself, shall not be taken into account in determining whether any of the conditions set forth in Section 6 has been satisfied.

(b) During the Pre-Closing Period, the Acquired Companies shall promptly inform Parent of any material update or change in the information Made Available with respect to the Pending Litigation and provide copies of any communications, submissions or filings made in connection with the Pending Litigation.

4.4 No Negotiation. During the Pre-Closing Period, the Company shall not, and shall cause the Acquired Companies not to, and the Company shall not authorize or permit any Representative of the Acquired Companies to: (a) solicit or knowingly encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. The Company shall, promptly (and in any event within one (1) Business Day of receipt thereof) provide Parent with a written description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Acquired Companies or any of their Representatives, including in such description the identity of the Person from which, and a summary of the material terms of, such expression of interest, inquiry, proposal or offer was received, in each case other than to the extent that such information is restricted from being shared by a confidentiality obligation in effect on the date hereof.

4.5 Termination of Certain Company Employee Plans. The Company shall, to the extent requested by Parent no later than the date that is 10 Business Days prior to the Closing Date but subject to applicable law, take (or cause to be taken) all actions necessary and appropriate to terminate (or terminate participation in): (a) all Company Employee Plans that contain a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (each such Company Employee Plan, a “401(k) Plan”), with such termination of (or termination of participation in) the 401(k) Plans to be effective no later than the day immediately preceding the Closing Date; and (b) any other Company Employee Plan (other than group severance, change of control benefits, separation or salary continuation Company Employee Plans, programs or arrangements of the Acquired Companies in effect as of the date of this Agreement (the “Severance Plans”)) identified by Parent, with such terminations of such other Company Employee Plans to be effective on the Closing Date. With respect to each Company Employee Plan (or participation therein) to be terminated as described in this Section 4.5, the Company shall deliver to Parent, no later than at least two Business Days before the Closing Date, evidence that the Acquired Companies’ board of directors (or equivalent governing body) has validly adopted resolutions to terminate (or terminate participation in) such Company Employee Plan (the form and substance of which shall be subject to review and approval of Parent). If the distributions of assets from the trust of a 401(k) Plan that is terminated are reasonably anticipated to trigger liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Acquired Companies or plan sponsor, then the Acquired Companies shall take such actions as are necessary to reasonably estimate the amount of such charges and fees and provide such estimate in writing to Parent at least three Business Days prior to the Closing Date. From and after the date of this Agreement, no Acquired Company shall establish any new Severance Plan or enter into any new participation agreement under any existing Severance Plan, in each case without the prior written consent of Parent (subject to the applicable restrictions and consent requirements set forth in Section 4.2).

4.6 Termination of Agreements. The Company shall, and shall cause the other Acquired Companies to, use their reasonable best efforts to cause the agreements identified in Schedule 4.6 to be terminated effective as of the Effective Time.

4.7 FIRPTA Matters. At the Closing, the Company shall deliver to Parent (in substantially the form attached hereto as Exhibit H): (a) a statement that the Company is not and the Company has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) (the “FIRPTA Statement”); and (b) a notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing (the “FIRPTA Notice”), in each case dated as of the Closing Date and duly executed by the Company. Parent shall timely file the FIRPTA Statement and FIRPTA Notice within thirty (30) days of the Closing in accordance with the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h).

4.8 Satisfaction of Insider Receivables. Prior to the Closing, the Company shall cause all outstanding Insider Receivables to be paid in full.

4.9 Resignation of Officers and Directors. The Company shall use commercially reasonable efforts to obtain and deliver to Parent, at or prior to the Closing, the resignation (in form and substance reasonably satisfactory to Parent) of each officer and director of each Acquired Company from his or her corporate offices (but not his or her employment) with such Acquired Company, effective as of the Effective Time (or, at the option of Parent, as of a later time). Each such resignation letter shall include an acknowledgement of and agreement to Section 5.9; provided that no such resignation shall be deemed to result in or constitute a waiver of any change of control or similar benefit or protection to which such director or officer is entitled under existing Contracts or applicable Legal Requirements.

4.10 Tail Insurance. Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Acquired Companies’ existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) for the Acquired Companies’ directors and officers in a form acceptable to Parent, which shall provide such directors and officers with coverage for six (6) years following the Effective Time and shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured persons than the terms of, the directors’ and officers’ liability insurance coverage presently maintained by the Acquired Companies.

4.11 Payoff Letters and Invoices; Estimated Merger Consideration Spreadsheet.

(a) Payoff Letters. At least two Business Days prior to the Closing Date, the Company shall, to the extent applicable, (i) deliver to Parent an accurate and complete copy of payoff letters in customary form, each dated no more than two Business Days prior to the Closing Date, with respect to all outstanding Indebtedness for borrowed money of the Acquired Companies (including the repayment amounts at Closing in respect of such Indebtedness); and (ii) deliver an invoice from each advisor or other service provider to any Acquired Company, dated no more than two Business Days prior to the Closing Date, with respect to all unpaid Company Transaction Expenses estimated to be due and payable to such advisor or other service provider, as the case may be, as of the Closing Date. On or promptly (and in any event within 1 Business Day) following the Closing Date, but subject to receipt of invoices contemplated in the foregoing sentence in this paragraph, Parent shall pay or cause to be paid to the applicable payee all such repayment amounts and unpaid Company Transaction Expenses by wire transfer of immediately available funds in accordance with the Merger Consideration Spreadsheet and Parent’s applicable payment procedures.

(b) Estimated Merger Consideration Spreadsheet. At least five Business Days prior to the Closing Date, the Company shall deliver to Parent an estimated Merger Consideration Spreadsheet setting forth the information required by Section 6.6(b), together with reasonable supporting documentation for the calculation thereof. Notwithstanding anything to the contrary in this Agreement, Parent shall not have the right to prevent or delay the consummation of the Closing in the event of any dispute with respect to the estimated Merger Consideration Spreadsheet.

(c) No Limits on Rights. Nothing in this Section 4.11 shall limit any rights of any Indemnitee as set forth in Section 9.

5. CERTAIN COVENANTS OF THE PARTIES

5.1 Filings and Consents.

(a) Filings. Each party shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information reasonably requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, or shall cause their “ultimate parent entities” (as determined under the HSR Act) to, prepare and file the notification and report forms required to be filed (i) under the HSR Act, within five Business Days of the date of this Agreement, and (ii) under any other Antitrust Law in connection with the Merger and the other transactions contemplated by this Agreement, promptly after the date of this Agreement. The Company and Parent shall, or shall cause their “ultimate parent entities” (as determined under the HSR Act) to, respond as promptly as practicable to: (A) any inquiry or request received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (B) any inquiry or request received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or related matters. Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to the confidentiality provisions of the Confidentiality Agreement, the parties shall, and shall cause their respective Affiliates to: (x) cooperate with the other with respect to any filings made by Parent or the Company in connection with the Merger; (y) permit the other to review (and consider in good faith the views of the other in connection with) any communications and documents before submitting such communications or documents to any Governmental Body in connection with the Merger; and (z) promptly provide the other with copies of all filings, notices and other communications or documents (and a summary of any oral communications, including presentations) made or submitted by a party with or to any Governmental Body in connection with the Merger. Information and materials required to be provided pursuant to this Section 5.1(a) may be restricted to outside counsel and redacted (A) to remove references concerning the valuation of the Acquired Companies or other bidders for the Acquired Companies, (B) as necessary to comply with contractual arrangements, and (C) as necessary to preserve legal privilege.

(b) Notification. Each party shall promptly notify the other upon the receipt of: (i) any material communication from any official of any Governmental Body in connection with the Merger, including any filing made in connection with any of the transactions contemplated by this Agreement and the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to any of the transactions contemplated by this Agreement (and shall keep the other informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any Governmental Body for any amendment or supplement to any filing made in connection with any of the transactions contemplated by this Agreement or any information required to comply with any Legal Requirement applicable to any of the transactions contemplated by this Agreement. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.1(a), each party shall (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate with the other in filing with the applicable Governmental Body such amendment or supplement.

(c) Timing Agreements; Filing Fees. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not commit to or agree with any Governmental Body to enter into any timing agreement, stop the clock, or stay, toll or extend any applicable waiting period under the HSR Act, or any other applicable Antitrust Laws, or agree with any Governmental Body not to consummate the transactions contemplated by this Agreement for any period of time, in each case without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall pay all filing fees under the HSR Act and other Antitrust Laws.

(d) Efforts. Parent and the Company shall, and the Company shall cause the other Acquired Companies to, use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement as promptly as practicable. Without limiting the generality of the foregoing, each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; and (ii) shall use reasonable best efforts to promptly obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Merger Sub nor the Acquired Companies shall have any obligation under this Agreement, and the Acquired Companies shall not agree or commit (without the prior written consent of Parent): (x) to (A) divest or agree to divest (or cause any of its Subsidiaries or Affiliates to divest or agree to divest) any of its respective businesses, product lines or assets or (B) agree (or cause any of its Subsidiaries or Affiliates to agree) to any limitation or restriction on any of its respective businesses, product lines or assets (other than in the case of the foregoing clause (B), actions, limitations or restrictions that, individually or in the aggregate, would reasonably be considered to be de minimis to Parent and the Acquired Companies); or (y) to contest any Legal Proceeding (other than pre-litigation investigations) relating to the Merger or any of the other transactions contemplated by this Agreement.

(e) [***].

5.2 Stockholder Consent.

(a) Written Consents. The Company shall ensure that, within 24 hours after the execution and delivery of this Agreement, written consents in favor of the adoption of this Agreement are executed and delivered to Parent on behalf of all directors and officers of the Company and all Major Stockholders (who collectively hold sufficient Company Capital Stock to provide the Required Stockholder Votes), and shall use commercially reasonable efforts thereafter to obtain such written consents from all other holders of Company Capital Stock. The Company shall ensure that all such written consents are solicited and obtained in full material compliance with all applicable Legal Requirements and with the fiduciary duties of the Company’s board of directors.

(b) Information Statement. As promptly as practicable (and in any event within 10 Business Days) after the execution of this Agreement, the Company shall, in accordance with the Charter Documents and applicable Legal Requirements, provide to its stockholders an Information Statement in connection with the obtaining of: (i) written consents of the stockholders of the Company in favor of the adoption of this Agreement and approval of the transactions contemplated by this Agreement, including the Spin-Out Transactions; and (ii) waivers by the stockholders of the Company of their applicable appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger. The Company shall use commercially reasonable efforts to obtain such written consents and waivers from holders of all of the outstanding shares of each class and series of Company Capital Stock. The Information Statement shall: (A) include the unanimous recommendation of the board of directors of the Company in favor of the adoption of this Agreement and approval of the transactions contemplated by this Agreement, including the Spin-Out Transactions; (B) notify the stockholders of the receipt by the Company of the Required Stockholder Votes and their appraisal rights pursuant to Section 262 of the DGCL; and (C) comply with all applicable Legal Requirements and requirements of the Charter Documents. Notwithstanding anything to the contrary contained in this Agreement, the Information Statement and any other materials submitted to the Company’s stockholders in connection with the transactions contemplated by this Agreement shall be subject to prior review and reasonable approval by Parent and its advisors (not to be unreasonably withheld, conditioned or delayed). The Company shall deliver a copy of the Information Statement, and any other notices required to be delivered to the holders of Company Common Stock by the Company’s Charter Documents, to the holders of Company Warrants to the extent required by the terms of such Company Warrants.

(c) Parachute Payments. The Company shall: (i) at least one day prior to the 280G Vote, use commercially reasonable efforts to secure from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) who has received or has a right to receive any payments and/or benefits as a result of or in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”)) a waiver of such individual’s rights to retain or receive some or all of such payments and/or benefits (such waived payments and/or benefits, the “Waived Section 280G Payments”) applicable to such individual so that all remaining payments and/or benefits applicable to such individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G(b)(1) of the Code); and (ii) at least one day prior to the Closing Date submit to its stockholders for approval, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and regulations thereunder, the Waived Section 280G Payments, such that the deduction of such payments and/or benefits will not be limited by the application of Section 280G and the excise tax under Section 4999 of the Code will not apply to such payments and/or benefits (such request for stockholder approval, the “280G Vote”). Prior to the Closing, the Company shall provide Parent with evidence reasonably satisfactory to Parent that either: (x) the requisite Company stockholder approval was obtained with respect to the Waived Section 280G Payments; or (y) the Company stockholder approval of the Waived Section 280G Payments was not obtained and that, as a consequence, such Waived Section 280G Payments shall not be made or provided. The Company shall provide to Parent for its review at least two days prior to using commercially reasonable efforts to secure the waivers as required by clause “(i)” hereof copies of all documents prepared by the Company in connection with this Section 5.2(c), including the form of waiver agreement, stockholder information statement, stockholder voting materials, and parachute payment calculations prepared by the Company and/or its advisors.

5.3 Public Announcements. Promptly following the execution and delivery of this Agreement, the execution of this Agreement will be announced by press release in a form mutually agreed by Parent and the Company. From and after the date of this Agreement, except as expressly contemplated by this Agreement or as required by an applicable Legal Requirement or the rules of an applicable stock exchange, the Company, on one hand, and Parent, on the other hand, shall not issue any other press release or make any other public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or the Merger or any of the other transactions contemplated by this Agreement, without Parent’s, on one hand, or the Company’s, on the other hand, prior written consent. Notwithstanding the foregoing, (i) none of the parties shall be required by this Section 5.3 to consult with or seek consent from the other parties relating to any disclosure made in good faith in connection with a dispute among the parties relating to this Agreement and (ii) each party may, without further consent of the other parties, make statements with respect to this Agreement, the Merger or the other transactions contemplated hereby that are consistent with any press release or public statement that has previously been made by Parent or the Company in compliance with this Section 5.3; provided, that such information remains accurate as of such time. Notwithstanding anything in this Agreement to the contrary, following Closing, the Securityholders’ Agent may: (i) after the public announcement (if any) of the Merger, announce its engagement as the Securityholders’ Agent in connection herewith if such announcement does not disclose any of the other terms hereof; and (ii) disclose information (x) as required by law, (y) to its advisors and representatives and (z) to the Indemnitors, in each case in the foregoing clauses (y) and (z) who have a need to know such information, provided that such persons are subject to confidentiality obligations in favor of Parent with respect thereto.

5.4 Reasonable Best Efforts. Prior to the Closing: (a) the Company shall, and shall cause the other Acquired Companies to, use reasonable best efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis; and (b) subject to the final sentence of Section 5.1(d), Parent and Merger Sub shall use their reasonable best efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.

5.5 Communications with Employees. Prior to the Closing Date, the Company shall not, and shall cause the other Acquired Companies not to, provide any written communication to any current Company Employee regarding post-Closing compensation, benefits or other terms and conditions of employment with Parent or any Affiliate of Parent, including post-Closing employee benefit plans and compensation, without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), in each case other than to the extent such communications are consistent with prior communications made in accordance with this Section 5.5.

5.6 Spin-Out Transactions.

(a) Each of the Company and Parent shall negotiate in good faith the definitive Spin-Out Agreements and the SpinCo Financing Agreements on terms consistent with and based upon the term sheet attached hereto as Exhibit G (the “Spin-Out Term Sheet”) and on such other terms as the parties shall mutually agree, acting reasonably and in good faith. The parties shall use their respective reasonable best efforts to finalize and execute the Spin-Out Agreements and the SpinCo Financing Agreements as promptly as practicable following the date hereof and, with respect to the Spin-Out Agreements, sufficiently in advance of the anticipated Closing Date to permit the Spin-Out Transactions to be consummated in accordance with this Section 5.6; provided that notwithstanding anything in this Agreement to the contrary, neither the consummation of the SpinCo Financing nor any restructuring or other transaction that is contemplated by the Spin-Out Term Sheet to occur following the Closing (collectively, the “Post-Closing Spin-Out Matters”) is a condition to the Closing.

(b) Subject to Parent’s compliance with its obligations pursuant to Section 5.6(a), the Company shall cause the Spin-Out Transactions (other than the Post-Closing Spin-Out Matters) to be executed and become effective immediately prior to the Effective Time in accordance with the terms of the Spin-Out Agreements, the SpinCo Financing Agreements and this Agreement. Parent shall, and shall cause the Surviving Corporation to, reasonably cooperate with SpinCo in effectuating the Post-Closing Spin-Out Matters promptly following the Closing in accordance with the Spin-Out Term Sheet, the Spin-Out Agreements and the SpinCo Financing Agreements, as applicable.

5.7 Employee Matters.

(a) From and after the Effective Time, Parent and its Affiliates shall assume and honor all accrued wages and related employment obligations (including accrued bonuses and commissions) of the Acquired Companies and all Severance Plans and all outstanding individual severance agreements pursuant to any Severance Plan with individuals who remain employed by the Acquired Companies immediately following the Effective Time that have been Made Available to Parent, in each case, in accordance with their respective terms as in effect immediately prior to the Effective Time. For a period of not less than one year following the Effective Time, Parent shall provide, or shall cause to be provided, to each Company Employee who continues in employment with Parent or any of its Affiliates (each, a “Continuing Employee”) while such employment continues: (i) base salary, hourly wage (as applicable) and target cash incentive compensation opportunity no less favorable than those in effect with respect to such Continuing Employee immediately prior to the Effective Time; (ii) employee benefits (excluding equity-based employee compensation) that are no less favorable in the aggregate than those provided to such Continuing Employee or similarly situated employees of Parent immediately prior to the Effective Time; and (iii) the Severance Plans, to the extent applicable to a Continuing Employee; provided, that nothing in the foregoing shall diminish any obligation of any Acquired Company after the Effective Time pursuant to any employment or similar agreement between any Acquired Company and any Continuing Employee in existence as of the Effective Time.

(b) For purposes of eligibility and vesting under the employee benefit plans of Parent and its Affiliates providing benefits to any Continuing Employee after the Effective Time (other than equity-based employee compensation plans) (the “Parent Plans”), each Continuing Employee shall be credited with his or her years of service with the Acquired Companies before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plans. In addition, and without limiting the generality of the foregoing: (i) Parent shall use commercially reasonable efforts to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions, waiting periods and actively-at-work requirements of such Parent Plan to be waived for such

Continuing Employee and his or her covered dependents and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the applicable Company Employee Plan in which such Continuing Employee participated immediately before the Effective Time ending on the date such Continuing Employee’s participation in the corresponding Parent Plan begins to be taken into account under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan, in each case of clauses (i) and (ii), except to the extent that the foregoing would result in a duplication of benefits, as determined by Parent.

(c) Parent shall permit each Continuing Employee who participated in a 401(k) Plan immediately prior to the termination thereof to effect, and Parent shall cause an appropriate defined contribution plan of Parent that includes a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “Parent 401(k) Plan”) to accept, in accordance with applicable Legal Requirements, a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of such Continuing Employee’s cash account balance (including any promissory note evidencing an outstanding plan loan) under such 401(k) Plan, to the extent such direct rollover is elected by such Continuing Employee in accordance with applicable Legal Requirements.

(d) Nothing contained in this Section 5.7, express or implied: (i) is intended or shall be deemed to (A) confer upon any Continuing Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or (B) constitute an amendment to or any other modification of any benefit plan; (ii) shall alter or limit Parent’s, any Acquired Company’s or their respective Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement; or (iii) is intended to confer upon any individual (including any employee, retiree, dependent or beneficiary of any employee or retiree) any right as a third-party beneficiary of this Agreement.

5.8 Equity Release Agreements. Prior to the Closing, the Company shall use its reasonable best efforts to cause each Specified Person to execute a release agreement in the form attached hereto as Exhibit I (an “Equity Release Agreement”), releasing and waiving such Specified Person’s right to receive such Specified Person’s ungranted options or other equity awards or securities of the Company in exchange for a cash payment (any such payment to a Specified Person being referred to as an “Equity Release Payment”).

5.9 Indemnification; Directors’ and Officers’ Insurance.

(a) For six years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Legal Requirements, honor, perform, and discharge (except to the extent limited by applicable Legal Requirements) all rights to indemnification, exculpation and advancement of expenses of the present (as of the Effective Time) and former directors and officers of the Company (each, an “Insured Party”) pursuant to the certificate of incorporation and the bylaws of the Surviving Corporation and in the indemnification agreements between the Company and the Insured Parties Made Available to Parent as in effect as of the date of this Agreement arising out of or pertaining to any action or omission occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement).

(b) Parent shall, for a period of six years from the Effective Time, (i) cause the certificate of incorporation and the bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, exculpation, and advancement of expenses than are set forth in the Charter Documents of the Company, in each case, as in effect as of the date of this Agreement and Made Available to Parent, and shall not amend, replace or modify such provisions or the indemnification agreements between the Company and the Insured Parties Made Available to Parent, for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of any Insured Party with respect to acts or omissions occurring prior to the Effective Time, unless such modification shall be required by applicable Legal Requirements and (ii) cause the Surviving Corporation to comply with and honor the foregoing obligations (except to the extent limited by applicable Legal Requirements). Parent shall cause the Surviving Corporation to maintain the D&O Tail Policy in full force and effect, for its full term, unless otherwise required by applicable Legal Requirements. Notwithstanding anything to the contrary in this Section 5.9, in the event that Parent (acting in good faith) has commenced a Legal Proceeding against an Insured Party alleging Fraud (including being knowingly involved in Fraud) by such Insured Party, in no event shall Parent nor the Surviving Corporation be required to advance expenses to such Insured Party in connection with such Legal Proceeding in excess of $5,000,000 in the aggregate; provided that the foregoing shall not limit (x) Parent’s and the Surviving Corporation’s obligation to indemnify such Insured Party as provided by the foregoing in this Section 5.9 if such Legal Proceeding is ultimately resolved without such Insured Party being finally determined by a court of competent jurisdiction to have committed Fraud (including being knowingly involved in Fraud), (y) any rights or benefits such Insured Party has under the D&O Tail Policy, including to advancement of expenses or (z) Parent’s and the Surviving Corporation’s obligation to advance expenses to the other Insured Parties.

(c) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent, the Company or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

(d) The provisions of this Section 5.9 and Section 4.10 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Insured Parties and their respective successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Insured Party may have by contract or otherwise. This Section 5.9 and Section 4.10 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Insured Party.

(e) Notwithstanding anything to the contrary in this Agreement, the Charter Documents of the Acquired Companies, any employment agreement, any indemnification agreement or any other Contract (but without limitation of any applicable insurance coverage, including the D&O Tail Policy), none of Parent, the Surviving Corporation or their respective Affiliates shall have any obligation under this Section 5.9 or otherwise under this Agreement to provide indemnification, or otherwise bear any losses, damages, Liabilities, costs and expenses with respect to any Insured Party (other than advancement of expenses, but subject to the last sentence of Section 5.9(b)) to the extent such Insured Party is finally determined by a court of competent jurisdiction to have committed or been knowingly involved in Fraud.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

Subject to Section 8.4, the obligations of Parent and Merger Sub to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

6.1 Accuracy of Representations.

(a) Accuracy at Signing. The (i) Capitalization Representations shall have been accurate in all respects as of the date of this Agreement, other than de minimis inaccuracies; (ii) Specified Representations (other than the Capitalization Representations) shall have been accurate in all material respects as of the date of this Agreement, other than any Specified Representations (other than the Capitalization Representations) which by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date; and (iii) representations and warranties made by the Company in this Agreement (other than the Specified Representations and the representations and warranties set forth in Section 2.19(c) and Section 2.27, and disregarding any qualifiers as to materiality or Material Adverse Effect set forth therein) shall have been accurate in all respects as of the date of this Agreement, other than any such representations and warranties by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date, except in each case where the failures of such representations and warranties to be so accurate, individually or in the aggregate, has not had and would not reasonably be expected to result in a Material Adverse Effect.

(b) Accuracy at Closing. The: (i) Capitalization Representations shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, other than any Capitalization Representations which by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date, in each case, other than de minimis inaccuracies; (ii) Specified Representations (other than the Capitalization Representations) shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than any Specified Representations (other than the Capitalization Representations) which by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date; and (iii) representations and warranties made by the Company in this Agreement (other than the Specified Representations and the representations and warranties set forth in Section 2.19(c) and Section 2.27, and disregarding any qualifiers as to materiality or Material Adverse Effect set forth therein) shall have been accurate in all respects as of the Closing Date as if made on and as of the Closing Date, other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date, except in each case where the failures of such representations and warranties to be so accurate, individually or in the aggregate, has not had and would not reasonably be expected to result in a Material Adverse Effect.

6.2 Performance of Covenants. The covenants and obligations that the Company is required to comply with or to perform under this Agreement at or prior to the Closing shall have been complied with and performed in all material respects.

6.3 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing.

6.4 Governmental and Other Consents.

(a) Governmental Consents. All filings with and Consents of any Governmental Body identified in Schedule 6.4(a) shall have been made or obtained and shall be in full force and effect as of the Closing Date.

(b) Antitrust Approvals. All waiting periods (and extensions thereof) applicable to the Merger and the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

6.5 Stockholder Approval. The Company shall have delivered reasonable evidence to Parent that this Agreement has been duly adopted and approved by (i) the Required Stockholder Vote and (ii) at least 85% of the outstanding shares of Company Capital Stock (on an as converted to Company Common Stock basis).

6.6 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) a certificate duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 6.1, 6.2 and 6.3 have been duly satisfied (the “Company Closing Certificate”);

(b) Release Agreements, substantially in the form of Exhibit E, and/or Option Surrender Agreements, in each case, as applicable and as duly executed by each Person identified on Schedule 6.6(b);

(c) a spreadsheet, in substantially the form attached hereto as Exhibit F, containing the following information (such spreadsheet, the “Merger Consideration Spreadsheet”), accompanied by a certificate (the “Merger Consideration Certificate”), duly executed on behalf of the Company by the chief financial officer of the Company containing the representation and warranty of the Company that the Merger Consideration Spreadsheet is true and accurate as of the Closing:

(i) (A) the Aggregate Option Exercise Amount; (B) the Aggregate Warrant Exercise Amount; (C) the Closing Cash Amount; (D) the Aggregate Equity Release Amount; (E) the aggregate amount of all unpaid Company Transaction Expenses, together with a breakdown thereof (including the aggregate dollar amount of any Expenses relating to the D&O Tail Policy (including any premium payable for the D&O Tail Policy) and any employment Taxes); (F) the Closing Indebtedness Amount, together with a breakdown thereof (including, with respect to the Closing Company Note Amount, the name of each Company Noteholder and the applicable portion of the Closing Company Note Amount payable thereto); (G) the Unpaid Tax Amount; (H) the aggregate amount of all unpaid Pending Litigation Expenses that constitute fees and expenses of outside counsel and other external advisors, together with a breakdown thereof, (I) the Aggregate Upfront Transaction Value; (J) the Fully Diluted Company Share Number; (K) the Upfront Per Share Amount; (L) the Expense Fund Contribution Amount with respect to each share of Company Capital Stock, each share of Company Common Stock subject to a Company Option and each share of Company Common Stock subject to a Company Warrant, in each case outstanding as of immediately prior to the Effective Time; (M) each Indemnitor’s Pro Rata Share; and (N) each Participating Securityholder’s Pro Rata Share of each Milestone Payment;

(ii) with respect to each Person who is a stockholder of the Company immediately prior to the Effective Time:

(A)	the name and email address of record of such stockholder;

(B)	the number of shares of Company Capital Stock of each class and series held by such stockholder;

(C)	the consideration that such stockholder is entitled to receive pursuant to Section 1.5 after deduction of amounts to be contributed to the Expense Fund;

(D)	the cash amount to be contributed to the Expense Fund with respect to the shares of Company Capital Stock held by such stockholder pursuant to Section 1.5(c);

(E)

whether any Taxes are to be withheld in accordance with Section 1.11(g) from the consideration that such stockholder is entitled to receive pursuant to Section 1.5, or from the amounts to be contributed to the Expense Fund, and, if so, the jurisdiction(s) in which such withholding is required (assuming for this purpose, each stockholder submits a valid IRS Form W-9 or W-8 confirming that no backup withholding is required); and

(F)

the net cash amount to be paid to such stockholder by the Payment Agent upon surrender of such stockholder’s Company Stock Certificates in accordance with Section 1.11 (after deduction of any amounts to be contributed to the Expense Fund with respect to the shares of Company Capital Stock held by such stockholder);

(iii) with respect to each Company Option that is outstanding as of immediately prior to the Effective Time (after giving effect to any exercises of Company Options prior to the Effective Time):

(A)	the name and email address of record of the holder of such Company Option;

(B)	the exercise price per share and the number and class or series of shares of Company Common Stock subject to such Company Option;

(C)	whether or not such Company Option constitutes a Non-Withholding Option;

(D)

the consideration that such holder is entitled to receive pursuant to Section 1.6(a) with respect to the shares of Company Common Stock subject to such Company Option after deduction of amounts to be contributed to the Expense Fund;

(E)

whether any Taxes are required to be withheld in accordance with Section 1.11(g) from the consideration that the holder of such Company Option is entitled to receive pursuant to Section 1.6(a) (including, for the avoidance of doubt, from the amounts to be contributed to the Expense Fund with respect thereto), and if so, the jurisdiction in which such withholding is required; and

(F)	the cash amount to be contributed to the Expense Fund with respect to the shares of Company Common Stock subject to such Company Option pursuant to Section 1.5(c);

(iv) with respect to each holder of a Company Warrant that is outstanding as of immediately prior to the Effective Time:

(A)	the name and email address of record of the holder of such Company Warrant;

(B)	the exercise price per share and the number, class and series of shares of Company Common Stock subject to such Company Warrant;

(C)

the gross consideration that the holder of such Company Warrant is entitled to receive pursuant to Section 1.7(a) (including the amounts to be contributed to the Expense Fund) with respect to such Company Warrant and with respect to all Company Warrants held by such holder;

(D)

the net consideration that the holder of such Company Warrant is entitled to receive pursuant to Section 1.7(a) (prior to deduction of any amounts to be contributed to the Expense Fund) with respect to such Company Warrant and with respect to all Company Warrants held by such holder;

(E)	the cash amount to be contributed to the Expense Fund pursuant to Section 11.1(e) with respect to the shares of Company Common Stock subject to such Company Warrant;

(F)

the net cash amount to be paid to the holder of such Company Warrant in accordance with Section 1.7(a) (calculated after deduction of the amounts to be contributed to the Expense Fund) with respect to such Company Warrant and with respect to all Company Warrants held by such holder;

(G)

whether any Taxes are required to be withheld in accordance with Section 1.11(g) from the consideration that the holder of such Company Warrant is entitled to receive pursuant to Section 1.7(a) (including, for the avoidance of doubt, from the amounts to be contributed to the Expense Fund with respect thereto), and if so, the jurisdiction in which such withholding is required (assuming for this purpose, each holder of a Company Warrant submits a valid IRS Form W-9 or W-8 confirming that no backup withholding is required); and

(H)	wire transfer instructions for the payment to the holder thereof of the consideration payable in respect of such Company Warrant;

(v) With respect to each Specified Person (if any):

(A)	the amount of any payment to be made to such Specified Person pursuant to such Specified Person’s Equity Release Agreement;

(B)	whether any Taxes are to be withheld from such payment; and

(C)	wire transfer instructions for any payments to such Specified Person that are not subject to Tax withholding by any Acquired Company;

(vi) a funds flow spreadsheet, in form and substance reasonably satisfactory to Parent, showing: (A) an aggregate amount to be delivered by Parent to: (1) the Payment Agent in accordance with Section 1.11(a); (2) the Company’s payroll provider(s) (or an applicable payroll provider) with respect to payment to be made in connection with the transactions contemplated by this Agreement that are subject to withholding by the Company; and (3) the Securityholders’ Agent pursuant to Section 1.5(c); (B) the amounts to be distributed by or on behalf of the Company to (1) legal counsel and other service providers that are owed or will be owed any Company Transaction Expenses by the Company and (2) other recipients of payments in connection with the Closing; and (C) wire transfer instructions for each payment to be made by Parent or the Payment Agent reflected therein, including wire transfer instructions with respect to the Company’s payroll account (or an applicable payroll provider);

(d) the written resignations described in Section 4.9 of each individual who is an officer or director of any Acquired Company;

(e) the Certificate of Merger, duly executed by the Company;

(f) a digital copy (including through a “bulk download” or other electronic delivery service) of the documents that were Made Available to Parent, including an index which shall indicate, for each document, the date that such document was first uploaded to the Data Room;

(g) a certificate of the Secretary of the Company certifying and attaching: (i) the Charter Documents of the Company in effect as of the Closing; (ii) the resolutions unanimously adopted by the Company’s board of directors approving this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Spin-Out Transactions; and (iii) the resolutions adopted by the stockholders of the Company adopting this Agreement, approving the Merger and the other transactions contemplated by this Agreement, including the Spin-Out Transactions (including the stockholder approval referred to in Section 5.2, if applicable) and waiving all notice requirements under the Company’s certificate of incorporation applicable to the Merger and the other transactions contemplated by this Agreement;

(h) the Company Note Cancellation Agreements; and

(i) the FIRPTA Statement and FIRPTA Notice.

6.7 Section 280G Stockholder Approval.Any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that may not be deductible by reason of Section 280G or that could be subject to an excise tax under Section 4999 of the Code shall have been approved by stockholders of the Company holding the number of shares of Company Capital Stock required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and all applicable regulations (whether proposed or final) relating to Section 280G, or, in the absence of such stockholder approval, the Company shall have used commercially reasonable efforts to secure the waiver referred to in Section 5.2(c) from each Person who would otherwise have been entitled to any such payments or benefits.

6.8 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger that, in either case, remains in effect and makes consummation of the Merger illegal (any such order, injunction or Legal Requirement, a “Restraint”).

6.9 Termination of Employee Plans. The Company shall have provided Parent with evidence reasonably satisfactory to Parent as to the termination of the Company Employee Plans required to be terminated pursuant to Section 4.5.

6.10 Tail Insurance. The Company shall have provided Parent with evidence reasonably satisfactory to Parent of the purchase of the D&O Tail Policy in accordance with Section 4.10.

6.11 Spin-Out Transactions. The Spin-Out Transactions shall have been completed in accordance with the terms of the Spin-Out Agreements.

6.12 Specified Employee. Other than in the case of his death or disability, David Goldstein shall remain employed by the Company and his Employee Agreement shall remain in full force and effect.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

Subject to Section 8.4, the obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

7.1 Accuracy of Representations.

(a) Accuracy at Signing. The representations and warranties made by Parent and Merger Sub in this Agreement shall be accurate in all material respects as of the date of this Agreement.

(b) Accuracy at Closing. The representations and warranties made by Parent and Merger Sub in this Agreement shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date.

7.2 Performance of Covenants. The covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing under the Agreement shall have been complied with and performed in all material respects.

7.3 Governmental and Other Consents.

(a) Governmental Consents. All filings with and Consents of any Governmental Body identified on Schedule 6.4(a) shall have been made or obtained and shall be in full force and effect as of the Closing Date.

(b) Antitrust Approvals. All waiting periods (and extensions thereof) applicable to the Merger and the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

7.4 Parent Closing Certificate. The Company shall have received a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Sections 7.1 and 7.2 have been satisfied.

7.5 No Restraints. No Restraint shall be in effect.

7.6 Spin-Out Transactions. The Spin-Out Transactions shall have been completed in accordance with the terms of the Spin-Out Agreements.

7.7 Agreements and Documents. The Company shall have received a copy of any Spin-Out Agreement to which Parent is a party (including the transition services agreement contemplated by the Spin-Out Term Sheet), in each case, duly countersigned by Parent.

8.	TERMINATION

8.1 Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption of this Agreement by the Company’s stockholders):

(a) by the mutual written consent of Parent and the Company;

(b) by Parent if the Closing has not taken place on or before 5:00 p.m. (California time) on January 10, 2027 (the “End Date”); provided that the termination right in this Section 8.1(b) may not be invoked by a party to this Agreement if such party is in material breach of, or has breached in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Closing, which breach has been a primary cause of the Closing not occurring prior to the End Date.

(c) by the Company if the Closing has not taken place on or before 5:00 p.m. (California time) on the End Date; provided that the termination right in this Section 8.1(c) may not be invoked by a party to this Agreement if such party is in material breach of, or has breached in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Closing, which breach has been a primary cause of the Closing not occurring prior to the End Date;

(d) by Parent or the Company if a final and non-appealable Restraint shall have been imposed and remain in effect; provided that the termination right in this Section 8.1(d) may not be invoked by a party to this Agreement if such party is in material breach of, or has breached in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Closing, which breach has been a primary cause of such Restraint being imposed;

(e) by Parent if: (i) any of the representations and warranties of the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 6.1 would not be satisfied; or (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company through the use of reasonable efforts within 30 days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 8.1(e) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period);

(f) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; or (ii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent through the use of reasonable efforts within 30 days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 8.1(f) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period); or

(g) by Parent if written consents adopting this Agreement by the Required Stockholder Vote shall not have been duly executed and delivered within 24 hours after the execution and delivery of this Agreement.

8.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 8.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 8.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any prior willful breach by such party of any representation and warranty, covenant or obligation contained in this Agreement; (b) the Company shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 5.3; (c) the parties shall, in all events, remain bound by and continue to be subject to the applicable provisions set forth in Section 11; and (d) the parties to the Confidentiality Agreement shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement. As used in this Agreement, “willful breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

8.4 Frustration of Closing Conditions. Neither Parent nor the Company may rely, either as a basis for not consummating the transactions contemplated by this Agreement or for terminating this Agreement, on the failure of any condition set forth in Section 6 or Section 7, respectively, to be satisfied if such failure was caused by or resulted from such party’s breach or failure to perform any of its obligations under this Agreement.

9.	INDEMNIFICATION, ETC.

9.1 Survival of Representations, Etc.

(a) General Survival. Subject to Sections 9.1(b), 9.1(d) and 9.8, the representations and warranties made by the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate, in each case other than the Specified Representations and the Tax Representations, shall survive the Effective Time until 11:59 pm (California time) on the date that is 12 months following the Closing Date (the “Expiration Time”); provided, however, that if, at any time on or prior to the Expiration Time, any Indemnitee delivers to the Securityholders’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Expiration Time until such time as such claim is fully and finally resolved. All of the covenants and agreements contained in this Agreement that by their terms apply or are to be performed after the Closing shall survive the Closing until fully performed.

(b) Tax Representations and Specified Representations. Notwithstanding anything to the contrary contained in Section 9.1(a), but subject to Sections 9.1(d) and 9.8: (a) the Tax Representations shall survive the Effective Time until 90 days after the expiration of the statute of limitations applicable thereto (including any extensions thereof); and (b) the other Specified Representations shall survive the Effective Time until 11:59 pm (Pacific time) on the sixth anniversary of the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Securityholders’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such Tax Representations or Specified Representations and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the applicable expiration date until such time as such claim is fully and finally resolved.

(c) Parent Representations and Covenants. All representations and warranties, and all covenants that by their terms terminate at or prior to the Effective Time, made by Parent and Merger Sub in this Agreement shall terminate and expire as of the Expiration Time, and any liability of Parent or Merger Sub with respect to such representations and warranties or covenants shall thereupon cease; provided, however, that if, at any time on or prior to the Expiration Time, the Securityholders’ Agent delivers Parent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under this Agreement based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Expiration Time until such time as such claim is fully and finally resolved.

(d) Fraud. Notwithstanding anything to the contrary contained in Section 9.1(a) or Sections 9.1(b), the limitations set forth in Section 9.1(a) and Sections 9.1(b) shall not apply in the event of any Fraud (whether on the part of any Participating Securityholder, on the part of any Acquired Company or on the part of any Representative acting on behalf of any Acquired Company).

(e) Representations Not Limited. The Company and the Securityholders’ Agent (on behalf of the Indemnitors) hereby agree that: (i) the Indemnitees’ rights to indemnification, compensation and reimbursement contained in this Section 9 relating to the representations, warranties, covenants and obligations of the Company, the Indemnitors and the Securityholders’ Agent are part of the basis of the bargain contemplated by this Agreement; and (ii) such representations, warranties, covenants and obligations, and the rights and remedies that may be exercised by the Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Indemnitees shall be deemed to have relied upon such representations, warranties, covenants and obligations notwithstanding) any knowledge on the part of any of the Indemnitees or any of their Representatives, regardless of whether such knowledge was obtained through any investigation by any Indemnitee or any Representative of any Indemnitee or through disclosure by the Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.

9.2 Indemnification.

(a) Indemnification. From and after the Effective Time (but subject to Section 9.1), each Participating Securityholder (collectively, the “Indemnitors”) shall severally (and not jointly and severally) hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, such Indemnitor’s Pro Rata Share of any Damages which are suffered or incurred at any time by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third-party claim) to the extent arising out of or resulting from:

(i) except with respect to the representations and warranties in Section 2.27, any inaccuracy in or breach of any representation or warranty made by the Company (A) in this Agreement as of the date of this Agreement, (B) in this Agreement as if such representation or warranty was made on and as of the Closing; or (C) in the Company Closing Certificate (in each case of clauses “(A)” through “(C)” of this clause “(i)”, without giving effect to: (1) any materiality, Material Adverse Effect or similar qualification contained in such representation limiting the scope of such representation or warranty (other than as used on the definition of Material Contract or the definition of Material Adverse Effect in Section 2.6(a)); or (2) any update of or modification to the Disclosure Letter made or purported to have been made on or after the date of this Agreement);

(ii) regardless of the disclosure of any matter set forth in the Disclosure Letter, any inaccuracy in any information, or breach of any representation or warranty, set forth in the Merger Consideration Certificate or Merger Consideration Spreadsheet;

(iii) any breach of any covenant or obligation of the Company in this Agreement required to be performed prior to the Effective Time;

(iv) any Indemnified Taxes to the extent not taken into account in the calculation of the Unpaid Tax Amount set forth in the Merger Consideration Spreadsheet;

(v) the matters set forth on Schedule 9.2(a)(v);

(vi) the exercise by any stockholder of the Company of such stockholder’s appraisal rights under the DGCL (it being understood that if a final determination of the fair value of any Dissenting Shares is made by a court of competent jurisdiction in connection with any such exercise of appraisal rights, then the only portion of such fair value to be included in calculation of the Damages incurred as a result thereof is the amount, if any, by which such fair value exceeds what otherwise would have been payable by Parent with respect to such Dissenting Shares in accordance with Section 1.5 hereof); or

(vii) regardless of the disclosure of any matter set forth in the Disclosure Letter, any Fraud on the part of the Acquired Companies in connection with this Agreement, the Merger or any other transaction contemplated by this Agreement; provided, that the indemnity in this clause (vii) shall not apply with respect to the representations and warranties in Section 2.27 for any Indemnitors other than the Specified Individuals.

(b) Damage to Parent. The parties acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

9.3 Limitations.

(a) Basket and Deductible. Subject to Section 9.3(b), the Indemnitors shall not be required to make any indemnification payment pursuant to: (i) Section 9.2(a)(i) for any inaccuracy in or breach of any representation or warranty in this Agreement until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $820,000 (the “Basket Amount”) in the aggregate, and if the total amount of such Damages exceeds the Basket Amount, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages, and not merely the portion of such Damages exceeding the Basket Amount and (ii) the matters set forth on Schedule 9.3.

(b) Applicability of Section 9.3(a). The limitations set forth in Section 9.3(a)(i) shall not apply: (i) in the event of any Fraud (whether on the part of any Participating Securityholder, the Company or any Representative of any of the foregoing); (ii) to inaccuracies in or breaches of any of the Specified Representations or Tax Representations; or (iii) to the matters referred to in Sections 9.2(a)(ii) through 9.2(a)(vii) and the limitations set forth in Section 9.3(a)(ii) shall not apply in the event of any Fraud (whether on the part of any Participating Securityholder, the Company or any Representative of any of the foregoing).

(c) General Liability Cap. Subject to Section 11.3, the total dollar amount of the indemnification payments that the Indemnitors can be required to make to the Indemnitees pursuant to Section 9.2 resulting from the matters referred to in Section 9.2(a)(i) and Section 9.2(a)(iii) (solely to the extent not related to willful breaches of the applicable covenants or obligations) shall be limited to $82,000,000. The limitations set forth in this Section 9.3(c) shall not apply (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) in the event of any Fraud (whether on the part of any Participating Securityholder, any Acquired Company or any Representatives of any of the foregoing); (ii) to inaccuracies in or breaches of any of the Specified Representations or Tax Representations; or (iii) to the matters referred to in Sections 9.2(a)(ii), 9.2(a)(iii) (solely to the extent related to willful breaches of the applicable covenants or obligations) and 9.2(a)(iv) through 9.2(a)(vii); provided, however, that any amounts recovered by the Indemnitees pursuant to Section 9.2(a)(i) with respect to breaches of the Specified Representations or Tax Representations, or pursuant to any of the matters referred to in Sections 9.2(a)(ii), 9.2(a)(iii) (solely to the extent related to willful breaches of the applicable covenants or obligations) and 9.2(a)(iv) through 9.2(a)(vii) shall not count towards or reduce the amount that the Indemnitees may recover with respect to claims for indemnification, compensation or reimbursement pursuant to Section 9.2(a)(i) and Section 9.2(a)(iii) (solely to the extent not related to willful breaches of the applicable covenants or obligations).

(d) Certain Matters Cap. Subject to Section 11.3, the amount of the indemnification payments that the Indemnitors can be required to make to the Indemnitees with respect to the matters set forth on Schedule 9.2(a)(v) shall be as set forth on Schedule 9.3(d).

(e) Overall Cap. Subject to Section 11.3, the total amount of indemnification payments that each Indemnitor that did not commit Fraud shall be required to make to the Indemnitees pursuant to Section 9.2 or otherwise pursuant to this Agreement shall (i) be limited to the aggregate Merger Consideration actually received by such Indemnitor and (ii) not exceed such Indemnitor’s Pro Rata Share of the applicable indemnifiable Damages (it being understood that: (x) for purposes of this Section 9.3(e), the amount that such Indemnitor contributed to the Expense Fund and such Indemnitor’s Pro Rata Share of all Milestone Payments that become due and payable by Parent in accordance with Section 1.9 shall be deemed to be Merger Consideration that was received by such Indemnitor; and (y) there shall be no limitation on the liability of any Indemnitor that committed Fraud).

(f) Sole Recourse Against Milestone Payments. Notwithstanding anything in this Agreement to the contrary, other than to the extent expressly set forth in this Section 9.3(f) and on Schedule 9.3(f), the Indemnitees’ sole source of recovery for indemnification, compensation or reimbursement pursuant to this Section 9 shall consist of set-off against the Milestone Payments as contemplated by Section 9.8 (and not any direct recovery against any Indemnitor, including in respect of the aggregate Upfront Per

Share Amount or any Milestone Payment previously paid to such Indemnitor); provided that the limitation on direct recovery against any Indemnitor set forth in this Section 9.3(f) shall not apply to claims pursuant to Section 9.2(a)(i) (solely with respect to Specified Representations and Tax Representations), Section 9.2(a)(iii) (solely with respect to willful breaches of the applicable covenants or obligations), Section 9.2(a)(iv) and Section 9.2(a)(vii) (together, the “Upfront Eligible Indemnification Claims”); provided further that, subject to the other limitations on indemnification set forth in this Section 9 (including Section 9.3(e)), the Indemnitees must seek recovery of any Upfront Eligible Indemnification Claims to the extent permitted by the foregoing in this Section 9.3(f) in the following order of priority: (x) first by setoff against the Milestone Payments pursuant to Section 9.8 (to the extent any such Milestone Payment is due and payable (1) at the time of the delivery of a Notice of Claim with respect to an Upfront Eligible Indemnification Claim or (2) otherwise prior to the date on which such Upfront Eligible Indemnification Claim is fully and finally resolved) and (y) second, directly against the Indemnitors in an amount not to exceed each Indemnitor’s Pro Rata Share of the remaining portion of the indemnifiable Damages pursuant to such claim.

(g) Insurance. For purposes of computing the amount of any Damages payable to the Indemnitees under this Section 9, such Damages shall be reduced by an amount equal to the amount of any insurance proceeds received by Parent or any of its Affiliates under any insurance policy of the Acquired Companies in effect as of the Effective Time (net of actual out-of-pocket costs of recovery and/or enforcement, deductibles and retro-premium adjustments) in connection with such Damages or any of the circumstances giving rise thereto (it being understood that Parent and any of its Affiliates shall have no obligation to obtain or seek coverage or recovery from insurance carriers in respect of any such Damages). If Parent or any of its Affiliates receives any such insurance proceeds after an indemnification payment has been made to it, Parent or such Affiliate, as the case may be, shall promptly pay or cause to be paid (up to the aggregate amount of indemnification payments previously made to Parent or its Affiliates hereunder) to the Indemnitors the amount of such insurance proceeds promptly after such time or times as and to the extent that such insurance proceeds are received by Parent or its Affiliates, to the extent not previously offset against Damages paid by the Indemnitors.

(h) No Duplication of Damages. Notwithstanding the fact that the Indemnitees may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, claim, condition or circumstance, the Indemnitees shall not be entitled to recover the amount of any Damages in respect of such fact, event, claim, condition or circumstance more than once under this Agreement, and the Indemnitees shall not be entitled to indemnification or other reimbursement for any item to the extent that the amount of the Damages incurred with respect to such item have been taken into account in the calculation of the Aggregate Upfront Transaction Value or the amount of any other payment to the Indemnitees or the Participating Securityholders in accordance with this Agreement.

(i) Mitigation. Subject to Section 9.3(g), each Indemnitee shall take all actions required by applicable Legal Requirements to mitigate Damages for which such Indemnitee seeks indemnification under this Agreement.

9.4 No Contribution. Each Indemnitor waives, and acknowledges and agrees that such Indemnitor shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or advancement of expenses or other right or remedy against Merger Sub or the Surviving Corporation in connection with any indemnification obligation or any other liability to which such Indemnitor may become subject under or in connection with this Agreement or any other agreement, document or instrument delivered to Parent in connection with this Agreement. Effective as of the Closing, each Indemnitor expressly waives and releases any and all rights of subrogation, contribution, advancement, indemnification or other claim against Parent, the Surviving Corporation or the Acquired Companies.

9.5 Defense of Third-Party Claims. Other than as set forth on Schedule 9.6, in the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against Merger Sub, the Company, Parent or any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 9, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Securityholders’ Agent. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

(a) the Securityholders’ Agent shall make available to Parent any documents and materials in its possession or control that may be necessary to, and shall otherwise provide reasonable cooperation to Parent in connection with, the defense of such claim or Legal Proceeding;

(b) the Securityholders’ Agent shall be entitled to reasonably participate in the defense thereof (at the Indemnitors’ sole cost and expense) with separate counsel, and the Indemnitees shall provide information and cooperate as reasonably requested with the Securityholders’ Agent in connection with such claim, including (i) making available to the Securityholders’ Agent material documents and materials in their possession or control that may be necessary to understand the defense of such third party claim and (ii) keeping the Securityholders’ Agent informed of all material developments and events relating to such third party claim; provided, that Parent shall not be required to provide any information or cooperate in a manner to the extent that: (x) providing information or cooperating would, in the reasonable judgment of Parent, (1) jeopardize protections afforded to Parent or any of its Affiliates under the attorney-client privilege or the attorney work-product doctrine, or (2) cause Parent to be in breach or violation of any Contract, Legal Requirement or Order, or (y) such information is confidential information unless the Securityholders’ Agent signs a confidentiality agreement in form and substance reasonably satisfactory to Parent and the Securityholders’ Agent; and

(c) Parent shall not have the right to settle, adjust or compromise such claim or Legal Proceeding without the prior written consent of the Securityholders’ Agent (it being understood that if Parent requests that the Securityholders’ Agent consent to a settlement, adjustment or compromise, the Securityholders’ Agent shall not unreasonably withhold, delay or condition such consent).

Parent shall give the Securityholders’ Agent prompt notice of the commencement of any such claim or Legal Proceeding against Parent, Merger Sub or the Company; provided, however, that any failure on the part of Parent to so notify the Securityholders’ Agent shall not limit any of the obligations of the Indemnitors under this Section 9 (except to the extent such failure materially prejudices the Indemnitors). If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Securityholders’ Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; provided, however, that the Securityholders’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld, conditioned or delayed). This Section 9.5 shall not apply to third party claims that are Tax Contests (which are governed by the provisions of Section 10.5).

9.6 [Reserved].

9.7 Indemnification Claim Procedure. Any claim for indemnification, compensation or reimbursement pursuant to this Section 9 (whether or not related to a claim or Legal Proceeding asserted or commenced by a third party) shall be brought and resolved exclusively as follows:

(a) Notice of Claim. If any Indemnitee has or claims in good faith to have incurred, paid, accrued, reserved or suffered, or believes in good faith that it may incur, pay, accrue, reserve or suffer, Damages for which it is or may be entitled to be held harmless, indemnified, compensated or reimbursed under this Section 9 or for which it is or may be entitled to a monetary or other remedy (including in the case of a claim based on Fraud), such Indemnitee may deliver a notice of claim (a “Notice of Claim”) to the Securityholders’ Agent. Each Notice of Claim shall: (i) contain a brief description of the facts and circumstances supporting such Indemnitee’s claim; and (ii) if practicable, contain a good faith, non-binding, preliminary estimate of the total dollar amount to which the Indemnitee might be entitled (the aggregate amount of such estimate, as it may be modified by such Indemnitee from time to time, being referred to as the “Claimed Amount”).

(b) Dispute Procedure. During the 30 Business Day period commencing upon delivery by an Indemnitee to the Securityholders’ Agent of a Notice of Claim (the “Dispute Period”), the Securityholders’ Agent may deliver to such Indemnitee a written response (the “Response Notice”) in which the Securityholders’ Agent: (i) agrees that the full Claimed Amount is owed to such Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to the Indemnitee; or (iii) states that no part of the Claimed Amount is owed to such Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, such Response Notice shall also contain a brief description of the facts and circumstances supporting the Securityholders’ Agent’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Securityholders’ Agent asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to in this Agreement as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not received by the Indemnitee prior to the expiration of the Dispute Period, then the Securityholders’ Agent shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee.

(c) Resolution Between the Parties. If the Securityholders’ Agent delivers a Response Notice to the Indemnitee during the Dispute Period indicating that there is a Contested Amount, the Securityholders’ Agent and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the Securityholders’ Agent resolve such dispute, then their resolution of such dispute shall be binding on the Securityholders’ Agent, the Indemnitors and such Indemnitee and a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Securityholders’ Agent.

(d) Dispute Resolution.

(i) If the Securityholders’ Agent and the Indemnitee are unable to resolve the dispute relating to any Contested Amount during the 20 Business Day period commencing upon the delivery of the Response Notice to the Indemnitee, then either party may initiate a Legal Proceeding in a manner permitted by Section 11.8(b).

(ii) For the avoidance of doubt, nothing in this Section 9.7(d) or elsewhere in this Agreement shall prevent any Indemnitee from seeking preliminary injunctive relief or any other equitable remedy from a court of competent jurisdiction.

(e) In addition to the Indemnitees’ rights of set-off against the Milestone Payments as contemplated by Section 9.8, if an Indemnitee delivers a Notice of Claim with respect to an Upfront Eligible Indemnification Claim or, after any Milestone Payment has been made as set forth on Schedule 9.7(e), then:

(i) if: (i) the Securityholders’ Agent delivers a Response Notice to the Indemnitee agreeing that the full Claimed Amount set forth in such Notice of Claim is owed to the Indemnitee; or (ii) the Securityholders’ Agent does not deliver a Response Notice to the Indemnitee during the Dispute Period, then, subject to the limitations provided for in Section 9.3, each Indemnitor shall, within 10 Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, pay such Indemnitor’s Pro Rata Share of the amount of such Claimed Amount to the Indemnitee;

(ii) if the Securityholders’ Agent delivers a Response Notice to the Indemnitee during the Dispute Period agreeing that less than the full Claimed Amount set forth in such Notice of Claim is owed to the Indemnitee, then, subject to the limitations provided for in Section 9.3, each Indemnitor shall, within 10 Business Days following the delivery of such Response Notice, pay such Indemnitor’s Pro Rata Share of the amount of such Agreed Amount to the Indemnitee; and

(iii) upon the execution of a settlement agreement with respect to a Stipulated Amount or a final and binding judicial determination relating to any Contested Amount, subject to the limitations provided for in Section 9.3, each Indemnitor shall, within 10 Business Days, pay such Indemnitor’s Pro Rata Share of any amount due to the Indemnitees pursuant to such settlement agreement or final and binding judicial determination.

9.8 Set-off. Subject to the other limitations set forth in this Section 9.8 and the last sentence of clause (ii) of Schedule 1.9(c), Parent shall have the right to withhold and set-off the aggregate amount of all Damages that are subject to an outstanding Notice of Claim from the Milestone Payments if and when they become due and payable under this Agreement (such aggregate amount, the “Indemnification Set-off Amount”). The Indemnification Set-off Amount shall be deducted from each Milestone Payment prior to its payment pursuant to Section 1.9 (such deduction, the “Indemnification Set-off”) in accordance with the following provisions. The Indemnification Set-Off must be applied first against any Retained Milestone Amount and, only after the Retained Milestone Amount has been exhausted, against the remainder of any Milestone Payment, subject to the limitations in this Section 9.

(a) The Indemnitee shall exercise its right to an Indemnification Set-off by delivery of a Notice of Claim in accordance with Section 9.7(a) to the Securityholders’ Agent on or prior to the date that the Milestone Payment is made pursuant to Section 1.9. Subject to the remainder of this Section 9.8, the Indemnitee’s good faith estimate of the amount of the maximum potential Damages of the claim set forth in the Notice of Claim shall be included in the Notice of Claim and shall be the Indemnification Set-off Amount with respect to such claim (subject to Schedule 9.3(a)).

(b) In addition to the provisions set forth on Schedule 9.8(b), if (A) before the date of a Milestone Payment, the amount of any Damages included within the Indemnification Set-off Amount is fully and finally determined (pursuant to agreement between the Securityholders’ Agent and one or more Indemnitees or a final and binding judicial determination) to be a different amount than the amount with respect to such Damages that was set forth in a Notice of Claim, the Indemnification Set-off Amount shall be adjusted to reflect such determination; and (B) after the date of a Milestone Payment, the amount of any Damages included within the Indemnification Set-off Amount is determined (pursuant to agreement between the Securityholders’ Agent and one or more Indemnitees or a final and binding judicial determination) to be a different amount than the amount with respect to such Damages that was set forth in a Notice of Claim, then: (1) if the amount of such Damages has been determined to be greater than the amount included in respect of such Damages in the Indemnification Set-off Amount and such Damages are in respect of an Upfront Eligible Indemnification Claim, then the applicable Indemnitors shall promptly pay to the Indemnitees the amount of such additional Damages (subject to the limitations set forth in

Section 9.3, if applicable); (2) if the amount of such Damages has been determined to be greater than the amount included in respect of such Damages in the Indemnification Set-off Amount and such Damages are not in respect of an Upfront Eligible Indemnification Claim, then (x) such excess amount shall be carried forward and be eligible for Indemnification Set-off against any future Milestone Payment which becomes payable under this Agreement and (y) to the extent no further Milestone Payments become payable under this Agreement, such excess amount shall have been deemed to have fully satisfied pursuant to the Indemnification Set-off; and (3) if the amount of such Damages has been determined to be less than the amount included in respect of such Damages in the Indemnification Set-off Amount, then the Indemnitees shall promptly pay to the Indemnitors the amount of such difference (expressed as a positive number) pursuant to the payment provisions set forth in Section 1.9.

9.9 Treatment of Indemnification Payments. All indemnification payments shall be treated as an adjustment to the Merger Consideration, to the extent thereof, unless otherwise required by applicable Legal Requirements.

9.10 Sole and Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, the indemnification provisions in this Section 9 shall be Parent’s and the Indemnitees’ sole and exclusive remedy following the Closing as to all money Damages for any claim or other Legal Proceeding arising out of or otherwise relating to the subject matter of this Agreement or the other transactions contemplated hereby, including any breach or failure to perform any representation, warranty, covenant, agreement or obligation set forth in this Agreement; provided that the foregoing shall not limit (a) claims against any Person in respect of Fraud pursuant to Section 11.3, (b) any remedies available under any other agreement contemplated by this Agreement, including the Spin-Out Agreements, the SpinCo Financing Agreements, the Employee Agreement, any Support Agreement, any Noncompetition and Non-Solicitation Agreement, any Option Surrender Agreement, any Warrant Acknowledgment, any Letter of Transmittal, any Release Agreement, any Equity Release Agreement and any Company Note Cancellation Agreement or (c) the parties’ rights to specific performance or other equitable remedies to enforce the parties’ obligations under this Agreement under Section 11.10.

10.	TAX MATTERS.

10.1 Tax Returns.

(a) Parent shall prepare and file, or cause to be prepared and filed, at the Indemnitors’ cost and expense for any out-of-pocket expenses incurred by Parent or its Affiliates (not to exceed $200,000), all Tax Returns of the Acquired Companies for any Pre-Closing Tax Period and any Straddle Period that are first required to be filed after the Closing Date (taking into account applicable extensions) (each, a “Parent Prepared Tax Return”). If any such Parent Prepared Tax Return is an income Tax Return or a non-income Tax Return that reflects any material amount of Taxes for which indemnification may be claimed under Section 9.2(a)(iv): (i) to the extent permitted by applicable Legal Requirements, Parent shall prepare the Parent Prepared Tax Returns in a manner consistent with the past practices of the applicable Acquired Company (unless otherwise specifically required by this Agreement); provided, that, Parent can solely in its discretion elect to make a Code Section 174 Election with respect to any Tax period; and (ii) Parent shall deliver or cause to be delivered drafts of the Parent Prepared Tax Returns to the Securityholders’ Agent (A) at least 30 days prior to the filing due date (taking into account applicable extensions) of any such Parent Prepared Tax Return that is an income Tax Return, (B) at least 15 days before the filing due date (taking into account applicable extensions) of any such Parent Prepared Tax Return that is a non-income Tax Return (or such shorter time as is commercially reasonable based on the length of the relevant non-income Tax period), or (C) notwithstanding (A) or (B), if such filing due date (taking into account applicable extensions) is within 45 days following the Closing Date, as promptly as practicable following the Closing Date, in each case of (A) through (C), for Securityholders’ Agent’s review and comment, and Parent shall consider in good faith any reasonable comments proposed in writing by the Securityholders’ Agent sufficiently in advance of the due date for the filing of such Parent Prepared Tax Return. With respect to any Parent Prepared Tax Returns that relate to income Taxes, Parent agrees that all Transaction Deductions will be treated as properly allocable to the Pre-Closing Tax Period or the portion of any Straddle Period ending on (and including) the Closing Date, as determined pursuant to Section 10.2 (as applicable) of the Company, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

(b) Parent and the Company shall not (and shall not permit their respective Affiliates to), without the prior written consent of the Securityholders’ Agent (after the Closing) (which consent shall not be unreasonably withheld, conditioned or delayed): (i) except for Parent Prepared Tax Returns prepared and filed in accordance with Section 10.1(a), file any income Tax Returns of the Acquired Companies for any Pre-Closing Tax Period or the portion of any Straddle Period ending on (and including) the Closing Date; (ii) amend any income Tax Returns of the Acquired Companies for any Pre-Closing Tax Period or the portion of any Straddle Period ending on (and including) the Closing Date; (iii) make or change any material Tax election or change any material method of Tax accounting, in either case, that has retroactive effect to a Pre-Closing Tax Period or the portion of any Straddle Period ending on (and including) the Closing Date with respect to any Acquired Company; (iv) agree to extend or waive the statute of limitations with respect to income Tax Returns of the Acquired Companies; or (v) initiate discussions or examinations with any taxing authority (including any voluntary disclosure agreement and any amnesty, self-correction or similar program or action) regarding Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on (and including) the Closing Date unless; in each case (i) through (v), such action would not reasonably be expected to (A) reduce the amount payable to the Indemnitors pursuant to this Agreement or (B) otherwise increase the liability of the Indemnitors for Indemnified Taxes. Parent and the Company shall not (and shall not permit their respective Affiliates to) make any election under Section 336 or Section 338 of the Code (or other similar election under applicable Legal Requirements) in respect of transactions contemplated by this Agreement.

(c) With respect to any income Tax Return of the Company filed prior to the Closing, the Company shall, prior to filing of such income Tax Return, confirm with Parent in writing as to whether or not Parent directs the Company to make a Code Section 174 Election in respect of the applicable Tax period and shall follow Parent’s direction in this regard.

10.2 Straddle Period Taxes . For purposes of this Agreement, in the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on (and including) the Closing Date shall be: (a) in the case of Taxes that are either (i) based upon or related to income or receipts or any amount required to be included in income under Section 951 or Section 951A of the Code (or any comparable provision of state, local or non-U.S. Legal Requirements) or (ii) imposed in connection with any sale, exchange or other disposition or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the applicable Acquired Company (and each partnership in which such Acquired Company is a partner and any “controlled foreign corporation” in which such Acquired Company is a shareholder) ended with (and included) the Closing Date based on an interim closing of the books at the end of the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions for property placed in service on or prior to the Closing Date) that otherwise would be includible in the portion of the Straddle Period ending on the Closing Date based on such closing of the books shall be allocated between the portion of the Straddle Period ending on and including the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of days in each such portion of the Straddle Period; and (b) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of any Acquired Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; provided that the allocation of any Transfer Taxes shall be governed by Section 10.6.

10.3 Tax Agreements. Any and all Tax indemnity, Tax sharing and Tax allocation agreements (or any similar Contracts) between any Acquired Company, on the one hand, and any other Person, on the other hand, shall be terminated as of the Closing Date and, from and after the Closing Date, no Acquired Company shall be obligated to make any payment pursuant to any such agreement or similar Contract for any past or future period.

10.4 Cooperation. Parent and the Securityholders’ Agent (after the Closing) agree to furnish or cause to be furnished to the other, upon written request, as promptly as reasonably practicable, such information (in such party’s possession) and assistance relating to Taxes of the Acquired Companies, including access to books and records of the Acquired Companies, as is reasonably necessary for the filing of all Tax Returns by Parent, the making of any election relating to Taxes of the Acquired Companies, the preparation for any audit by any Taxing Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax of the Acquired Companies; provided, however, that nothing in this Section 10.4 shall require Parent to provide the Securityholders’ Agent with any consolidated, combined, unitary or other Tax Return of Parent.

10.5 Tax Contests.

(a) From and after the Effective Time, Parent shall promptly notify the Securityholders’ Agent in writing upon the receipt by Parent or any of its Affiliates (including the Acquired Companies) of written notice from any Governmental Body of the commencement of any Legal Proceeding or similar event relating to Taxes of any Acquired Company (any such Legal Proceeding or similar event, a “Tax Contest”) that relates to (i) a Tax for which Parent is entitled to indemnification pursuant to Section 9.2(a)(iv), (ii) the Spin-Out Intended Tax Treatment and/or (iii) the SpinCo Agreed Value (but the failure of Parent to provide such notice shall not relieve any Indemnitor from any of its obligations under this Agreement, except to the extent such Indemnitor is actually materially prejudiced by such failure).

(b) Notwithstanding any other provision of this Agreement, from and after the Effective Time (i) to the extent any Tax Contest relates to the Spin-Out Intended Tax Treatment, the SpinCo Agreed Value, or any Company Taxes relating thereto (“Seller Tax Matters”), the Securityholders’ Agent shall have the right (but not the obligation) to control so much of such Tax Contest as would reasonably be expected to involve Seller Tax Matters (any such Tax Contest (or portion thereof) involving Seller Tax Matters, a “Seller Tax Contest”); provided that if the Securityholders’ Agent elects to control any Seller Tax Contest, (A) the Securityholders’ Agent shall keep Parent reasonably informed of any material developments in respect of such Seller Tax Contest, including by providing copies of all material written correspondence received by Securityholders’ Agent relating to such Seller Tax Contest and consulting with Parent upon Parent’s reasonable request for such consultation from time to time, (B) Parent shall have the right, but not the obligation, to participate (at its expense and by employing counsel of its choosing) in the Seller Tax Contest, and (C) the Securityholders’ Agent shall not settle any Seller Tax Contest without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in the case of any Seller Tax Contest that the Securityholders’ Agent does not elect to control or any Tax Contest (or portion thereof) that relates to a Tax of any Acquired Company (excluding, for the avoidance of doubt, SpinCo) for which Parent is entitled to indemnification pursuant to Section 9.2(a)(iv) that is not a Seller Tax Contest (any such Tax Contest, a “Company Tax Contest”), Parent shall control such Company Tax Contest; provided that (A) Parent shall keep the Securityholders’ Agent reasonably informed of any material developments in respect of such Company Tax Contest, including by providing copies of all material written correspondence received by Parent relating to such Company Tax Contest and consulting with the Securityholders’ Agent upon the Securityholders’ Agent’s reasonable request for such consultation from time to time, (B) the Securityholders’ Agent shall have the right, but not the obligation, to participate (at its expense and by employing counsel of its choosing) in the Company Tax Contest and (C) Parent shall not settle such Company Tax Contest without the Securityholders’ Agent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

10.6 Transfer Taxes. All Tax Returns with respect to Transfer Taxes shall be timely filed by the Person(s) responsible for such filing under applicable Legal Requirements. Parent, on the one hand, and the Indemnitors (by including such amount in Company Transaction Expenses) on the other hand, shall each be liable for fifty percent (50%) of any Transfer Taxes. Parent and its Subsidiaries (including the Surviving Corporation) and the Indemnitors shall use commercially reasonable efforts to cooperate in the execution and delivery of all instruments and certificates reasonably necessary to minimize the amount of any Transfer Taxes and to enable any of the foregoing to comply with any Tax Return filing requirements for such Transfer Taxes.

10.7 Intended Tax Treatment. For U.S. federal and applicable state and local income Tax purposes, the following Tax treatment is intended (collectively, the “Intended Tax Treatment”):

(a) Except for amounts described in Section 10.7(b) below, (i) none of the Merger Consideration or the Milestone Payments shall be allocated to the Noncompetition and Non-Solicitation Agreements or any other restrictive covenant agreements, any employment agreement, or otherwise treated as compensation for services for income or employment Tax purposes, and (ii) the Milestone Payments shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code.

(b) Any payments made in respect of Company Options pursuant to this Agreement shall be treated as compensation paid by the Company or Parent as and when received by the holder thereof to whom such payment is due or otherwise properly accrued for applicable Tax purposes.

(c) The distribution, as part of an integrated plan with the Merger, of the Distributed SpinCo Interests to holders of the issued and outstanding Company Capital Stock in respect of their shares of Company Capital Stock pursuant to the Spin-Out Transactions shall be treated as a redemption under Section 302(b)(2) of the Code, pursuant to Rev. Rul. 75-447, 1975-2 C.B. 13, and Zenz v. Quinlivan, 213 F.2d 914 (6th Cir. 1954), with such holders being deemed, because SpinCo is disregarded as separate from the Company prior to such distribution for U.S. federal income tax purposes, to have been distributed in such redemption a proportionate undivided interest in a portion of the SpinCo Assets, with such portion being equal, on a percentage basis, to the Distributed SpinCo Interests Portion (such portion of the SpinCo Assets, the “Distributed Assets” and such intended Tax treatment, the “Spin-Out Intended Tax Treatment”).

(d) The Company’s retention of the Retained SpinCo Interests shall be treated as (i) the retention by the Company of a proportionate undivided interest in a portion of the SpinCo Assets, with such retained portion being equal to the Retained SpinCo Interests Portion (the “Retained Assets”) and (ii) immediately following the distribution of the Distributed SpinCo Interests described in Section 10.7(c), for U.S. federal income tax purposes, the Company shall be treated as contributing its respective portion of the Retained Assets (and each of the Company’s stockholders shall be treated as contributing the Distributed Assets) to SpinCo in exchange for the interests in SpinCo held by each of them immediately after the distribution of the Distributed SpinCo Interests in a transaction described in Section 721(a) of the Code.

(e) The Participating Securityholders, Parent and the Company shall, and shall cause their respective Affiliates to, file all Tax Returns in a manner consistent with the Intended Tax Treatment and the SpinCo Agreed Value on all Tax Returns and shall not take a position inconsistent with the Intended Tax Treatment and the SpinCo Agreed Value for U.S. federal (and other applicable) income Tax purposes, except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding the foregoing, nothing in this Agreement shall be construed as a representation, warranty, or guarantee by Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation) that any applicable transaction will qualify for its Intended Tax Treatment, and none of Parent, its Affiliates, or the Surviving Corporation shall have any liability to any Participating Securityholder or any other Person if any applicable transaction fails to qualify for the Intended Tax Treatment.

(f) The Company shall use reasonable efforts to engage Cabrillo Advisors, Inc. to determine the proportion, on a percentage basis, of the SpinCo Agreed Value that is represented by the Retained SpinCo Interests as of the time of the distribution of the Distributed SpinCo Interests (the “Retained SpinCo Interests Portion”) and the residual proportion of the SpinCo Agreed Value that is represented by the Distributed SpinCo Interests at such time (the “Distributed SpinCo Interests Portion”); provided that (i) in no event shall the Retained SpinCo Interests Portion exceed 100% or be less than 19.9% and (ii) the Distributed SpinCo Interests Portion shall be equal to 100% minus the Retained SpinCo Interests Portion. The Company and Parent shall work together in good faith and reasonably cooperate to facilitate Cabrillo Advisors, Inc.’s determination of the Retained SpinCo Interests Portion and Distributed SpinCo Interests Portion. For the avoidance of doubt, each of the Company’s stockholders’ and the Company’s respective interests in SpinCo shall be subject to dilution upon the creation of an equity incentive pool in connection with the SpinCo Financing in accordance with the terms of the Spin-Out Term Sheet.

11.	MISCELLANEOUS PROVISIONS

11.1 Securityholders’ Agent.

(a) Appointment. By virtue of the adoption of this Agreement and/or the cancellation by an Indemnitor of Company Options or Company Warrants in exchange for Merger Consideration, and the approval of the transactions contemplated hereby, and by receiving the benefits hereof, including any consideration payable hereunder, each Indemnitor irrevocably nominates, constitutes and appoints Shareholder Representative Services LLC as of the Closing as the representative, agent and true and lawful attorney-in-fact of the Indemnitors (the “Securityholders’ Agent”), with full power of substitution, for all purposes in connection with this Agreement and the agreements ancillary hereto, including to act in the name, place and stead of the Indemnitors for purposes of executing any documents and taking any actions that the Securityholders’ Agent may, in the Securityholders’ Agent’s sole discretion, determine to be necessary, desirable or appropriate in connection with this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement and any transaction contemplated under this Agreement or any such other agreement, document or instrument, including with respect to, any matter contemplated by Section 1.9 and any claim for indemnification, compensation or reimbursement under Section 9. Securityholders’ Agent hereby accepts its appointment as Securityholders’ Agent.

(b) Authority. The Indemnitors grant to the Securityholders’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Indemnitors (in the name of any or all of the Indemnitors or otherwise) any and all documents that the Securityholders’ Agent may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Agent may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 11.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby, after the Closing: (i) each Indemnitee shall be entitled to deal exclusively with the Securityholders’ Agent on all matters relating to Section 1.9 and any claim for indemnification, compensation or reimbursement under Section 9 (other than with respect to any obligation of the Indemnitors to make any payments directly); and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Indemnitor by the Securityholders’ Agent, and on any other action taken or purported to be taken on behalf of any Indemnitor by the Securityholders’ Agent, as fully binding upon such Indemnitor.

(c) Power of Attorney. The Indemnitors recognize and intend that the power of attorney granted in Section 11.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Securityholders’ Agent; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of each of the Indemnitors.

(d) Replacement. The Securityholders’ Agent may resign at any time. If the Securityholders’ Agent shall die, resign, become disabled or otherwise be unable to fulfill his responsibilities hereunder, the Indemnitors shall (by consent of those Indemnitors entitled to at least a majority of the Merger Consideration), within 10 days after such death, resignation, disability or inability, appoint a successor to the Securityholders’ Agent (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders’ Agent as Securityholders’ Agent hereunder. If for any reason there is no Securityholders’ Agent at any time, all references herein to the Securityholders’ Agent shall be deemed to refer to the Indemnitors.

(e) Expense Fund. The Expense Fund will be used for the purposes of paying directly or reimbursing the Securityholders’ Agent for any expenses pursuant to this Agreement and the agreements ancillary hereto. The Indemnitors will not receive any interest or earnings on the Expense Fund and hereby irrevocably transfer and assign to the Securityholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Securityholders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Securityholders’ Agent shall provide the Indemnitors with a quarterly report setting forth the then-current balance of the Expense Fund and a reasonably detailed summary of amounts paid or reimbursed therefrom since the immediately preceding report. As soon as practicable following the completion of the Securityholders’ Agent’s responsibilities, the Securityholders’ Agent will distribute any amounts remaining in the Expense Fund to the Payment Agent for further distribution to the Indemnitors. For Tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnitors at the time of Closing, and any Tax withholding required with respect to an Indemnitor’s deemed receipt of its portion of the Expense Fund at Closing shall be satisfied from such Indemnitor’s share of the Merger Consideration received at Closing (and shall not reduce the amount of the Expense Fund) such that no additional Tax withholding or reporting is intended to be required in connection with the subsequent distribution of any portion of the Expense Fund to the Indemnitors.

(f) The Securityholders’ Agent will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence, bad faith or willful misconduct. The Securityholders’ Agent shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnitors shall indemnify, defend and hold harmless the Securityholders’ Agent against any losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is incurred; provided, that if any such Representative Loss is finally adjudicated to have been caused by the gross negligence, bad faith or willful misconduct of the Securityholders’ Agent, the Securityholders’ Agent will reimburse the Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, bad faith or willful misconduct. Representative Losses may be recovered by the Securityholders’ Agent from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Indemnitors hereunder when they would otherwise be distributable to the

Indemnitors; provided, that this does not relieve the Indemnitors from their obligation to promptly pay such Representative Losses as they are incurred. The Securityholders’ Agent may, upon receiving notice of a matter reasonably likely to give rise to a Representative Loss (as determined in good faith by the Securityholders’ Agent), withhold from any Expense Fund distribution an amount as may be reasonably expected to cover such Representative Loss until such matter is resolved. In no event will the Securityholders’ Agent be required to advance its own funds on behalf of the Indemnitors or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations elsewhere in this Agreement on the Indemnitors’ liability, indemnification obligations, or recourse against non-parties do not apply to the indemnities provided to the Securityholders’ Agent hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholders’ Agent or the termination of this Agreement.

11.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement, including the Spin-Out Transactions.

11.3 No Waiver Relating to Claims for Fraud. The liability of any Person under Section 9 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s knowing involvement in Fraud. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 9, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s knowing involvement in Fraud, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any such claim for Fraud; (b) the time period during which such a claim for Fraud may be brought; or (c) the recourse which any such party may seek against another Person with respect to such a claim for Fraud in which such Person was knowingly involved.

11.4 Fees and Expenses. Subject to Section 9 and the final sentence of Section 5.1(c), each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Letter) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) subject to Section 5.1(c), the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; (c) the investigation and review conducted by Parent and its Representatives with respect to the Acquired Companies’ respective businesses (and the furnishing of information to Parent and its Representatives in connection with such investigation and review); and (d) the consummation of the Merger.

11.5 Notices. Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, or sent by electronic mail transmission (in the case of electronic mail transmission) to the respective parties hereto as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (a) immediately when sent by electronic mail between 9:00 A.M. and 6:00 P.M. (local time for the recipient) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (local time for the recipient) on the next Business Day) (so long as no message of non-delivery is received from the primary recipient of such notice) and (b) when received if delivered by hand or overnight courier service on any Business Day:

If to Parent or Merger Sub:

Jazz Pharmaceuticals Inc.

3000 El Camino Real

2 Palo Alto Square, Suite 600

Palo Alto, California 94306

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Jazz Pharmaceuticals Ireland Limited

Fifth Floor, Waterloo Exchange,

Waterloo Road, Dublin 4, Ireland

Attention: General Counsel

with a copy (which shall not constitute notice) via electronic mail to:

email: Jazz_notices@jazzpharma.com

Attention: Legal Department

with a copy (which shall not constitute notice) to:

Hogan Lovells Cadwalader US LLP

855 Main Street

Suite 200

Redwood City, CA 94063

Attention: Keith Flaum; Jessica A. Bisignano; Bryan Lowrance

Email: keith.flaum@hlc.com; jessica.bisignano@hlc.com;

bryan.lowrance@hlc.com

If to the Company:

Actio Biosciences, Inc.

11202 El Camino Real

San Diego, CA 92130, Suite 100

Attention: David Goldstein

Email: davidg@actiobio.com

with a copy (which shall not constitute notice) to:

Cooley LLP

3 Embarcadero Center, 20th Floor

San Francisco, CA 94111-4004

Attention: Jamie Leigh; Bill Roegge

Email: jleigh@cooley.com; broegge@cooley.com

If to the Securityholders’ Agent:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, Colorado 80202

Attention: Managing Director

Email: deals@srsacquiom.com

11.6 Headings. The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.7 Counterparts and Exchanges by Electronic Transmission. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

11.8 Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Dispute Resolution. Subject to applicable mandatory Legal Requirements, each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Legal Requirement, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Legal Requirements, each of the parties hereto hereby consents to the service of process in accordance with Section 11.5; provided, that nothing herein shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Legal Requirements.

11.9 Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and permitted assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); (d) the Securityholders’ Agent and its successors and permitted assigns, if any; and (e) the Indemnitors. This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Indemnitees; and (v) the respective successors and permitted assigns (if any) of the foregoing. Parent may freely assign any or all of its rights or obligations under this Agreement (including its rights under Section 9), in whole or in part, to any other Affiliate of Parent without obtaining the consent or approval of any other party hereto or of any other Person, provided that Parent remains primarily liable to the Participating Securityholders for all obligations of Parent set forth in this Agreement. Neither the Company nor the Securityholders’ Agent (subject to Section 11.1(d)) shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without Parent’s prior written consent. Any attempted assignment or delegation by the Company or the Securityholders’ Agent in violation of this Section 11.9 shall be null and void.

11.10 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that a breach by any party of any covenant, obligation or other provision set forth in this Agreement would cause irreparable harm, and that in the event of any breach or threatened breach of this Agreement: (a) the other party shall be entitled, without proof of actual damages and without being required to prove that money damages are an inadequate remedy (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (ii) an injunction restraining such breach or threatened breach; and (b) the other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action, suit or other legal proceeding.

11.11 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.12 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any right to trial by jury in any action, suit or other legal proceeding arising out of or related to this Agreement or any of the transactions contemplated by this Agreement.

11.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company, Parent, Merger Sub and the Securityholders’ Agent; and (b) after the Closing Date, on behalf of Parent and the Securityholders’ Agent (acting for and on behalf of all of the Indemnitors).

11.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable Legal Requirements.

11.15 Parties in Interest. Except for the provisions of Sections 4.10 and 5.9, which may be enforced by the Insured Parties, Section 9, which may be enforced by the Indemnitees as set forth in Section 9, and Section 11.1 which may be enforced by the Securityholders’ Agent as set forth in Section 11.1, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person, other than Parent, Merger Sub, the Company and their respective successors and permitted assigns (if any).

11.16 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect by and between the parties thereto in accordance with its terms until the earlier of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated or expires in accordance with its terms.

11.17 Disclosure Letter. The Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered Sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Disclosure Letter; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation or warranty of the Company in this Agreement.

11.18 Parent and Company Acknowledgement.

(a) Parent acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Parent has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Section 2 (as qualified or modified by the Disclosure Letter) and in the Ancillary Agreements and disclaims reliance on any other representations and warranties of the Company of any kind or nature express, implied or statutory (including any relating to the future or historical conditions, results of operations, assets or liabilities or prospects of the Company); and (ii) none of the Participating Securityholders, the Company or any other Person has made any representation or warranty as to a Participating Securityholder, the Company or the accuracy or completeness of any information regarding the Company furnished or made available to Parent or its representatives, except as expressly set forth in Section 2 (as qualified or modified by the Disclosure Letter) or the Ancillary Agreements to which it is a party, including any Letter of Transmittal.

(b) In connection with the due diligence investigation of the Company by Parent and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date of this Agreement from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent will have no claim against the Company, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided with respect to such estimate, projections, forecasts, forward-looking statements and business plans except as expressly set forth in Section 2 (as qualified or modified by the Disclosure Letter) or any Ancillary Agreement to which it is a party. Accordingly, Parent hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Section

2 (as qualified or modified by the Disclosure Letter) or the Ancillary Agreements to which it is a party, neither the Company, nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

(c) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, THE COMPANY AND EACH PARTICIPATING SECURITYHOLDER ACKNOWLEDGES AND AGREES THAT NONE OF PARENT OR MERGER SUB, THEIR RESPECTIVE DIRECT AND INDIRECT SUBSIDIARIES OR ANY REPRESENTATIVES, MEMBERS, MANAGERS, EMPLOYEES, OFFICERS, DIRECTORS, STOCKHOLDERS OR AFFILIATES OF ANY OF THEM, HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 3 OF THIS AGREEMENT (AS QUALIFIED OR MODIFIED BY THE PARENT DISCLOSURE LETTER) OR IN ANY ANCILLARY AGREEMENT. THE COMPANY AND EACH PARTICIPATING SECURITYHOLDER HEREBY EXPRESSLY DISCLAIMS ANY RELIANCE ON ANY SUCH OTHER REPRESENTATION OR WARRANTY. NEITHER THE COMPANY NOR ANY PARTICIPATING SECURITYHOLDER HAS RELIED ON OR IS RELYING ON ANY REPRESENTATIONS OR WARRANTIES REGARDING PARENT OR MERGER SUB OR THEIR RESPECTIVE BUSINESSES OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 3 OF THIS AGREEMENT (AS QUALIFIED OR MODIFIED BY THE PARENT DISCLOSURE LETTER) OR IN ANY ANCILLARY AGREEMENT. THE COMPANY AND EACH PARTICIPATING SECURITYHOLDER ACKNOWLEDGES AND AGREES THAT NEITHER PARENT, MERGER SUB NOR ANY OTHER PERSON, DIRECTLY OR INDIRECTLY, HAS MADE, AND NEITHER THE COMPANY NOR ANY PARTICIPATING SECURITYHOLDER HAS RELIED ON, ANY REPRESENTATION OR WARRANTY AS TO (I) THE PROSPECTS OF ANY PRODUCTS, INCLUDING WHETHER ANY PRODUCTS CAN OR WILL BE SUCCESSFULLY DEVELOPED, GRANTED REGULATORY APPROVAL, OR COMMERCIALIZED, OR REGARDING THE CLINICAL EFFECTIVENESS, SAFETY PROFILE, OR PROFITABILITY OF ANY PRODUCTS; (II) PARENT’S, MERGER SUB’S, OR ANY OTHER PERSON’S EFFORTS, INTENTIONS, OR EXPECTATIONS WITH RESPECT TO ANY PRODUCTS, INCLUDING EFFORTS, INTENTIONS OR EXPECTATIONS IN ANY WAY RELATED TO THE DEVELOPMENT OR COMMERCIALIZATION OF ANY PRODUCTS OR THE ACHIEVEMENT OF ANY MILESTONE; OR (III) ANY OTHER FORWARD-LOOKING STATEMENTS. THE COMPANY, EACH PARTICIPATING SECURITYHOLDER, AND ANY OTHER PERSON ACTING ON THEIR BEHALF WILL NOT MAKE ANY CLAIM WITH RESPECT TO ANY OF THE MATTERS DISCLAIMED IN THIS PARAGRAPH.

(d) NONE OF PARENT OR MERGER SUB OR ANY OF ITS RESPECTIVE REPRESENTATIVES, MEMBERS, MANAGERS, EMPLOYEES, DIRECTORS, OFFICERS, STOCKHOLDERS OR AFFILIATES OF ANY OF THEM HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 3 OF THIS AGREEMENT (AS QUALIFIED OR MODIFIED BY THE PARENT DISCLOSURE LETTER) OR IN ANY ANCILLARY AGREEMENT. PARENT AND MERGER SUB HEREBY EXPRESSLY DISCLAIM ANY SUCH OTHER REPRESENTATION OR WARRANTY NOT SET FORTH IN SECTION 3 (AS QUALIFIED OR MODIFIED BY THE PARENT DISCLOSURE LETTER) OR AS SET FORTH IN ANY ANCILLARY AGREEMENT. NEITHER PARENT NOR MERGER SUB HAS RELIED ON OR IS RELYING ON ANY REPRESENTATIONS OR WARRANTIES REGARDING THE COMPANY, THE COMPANY’S BUSINESS OR ANY PARTICIPATING SECURITYHOLDER OR THEIR RESPECTIVE BUSINESSES OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 2 OF THIS AGREEMENT (AS QUALIFIED OR MODIFIED BY THE DISCLOSURE LETTER) OR IN ANY ANCILLARY AGREEMENT. PARENT AND MERGER SUB HEREBY EXPRESSLY DISCLAIM ANY RELIANCE ON ANY SUCH OTHER REPRESENTATION OR WARRANTY.

11.19 Construction.

(a) Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) References. Except as otherwise indicated, all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively. Any Contract, instrument or statute defined or referred to in this Agreement or in Exhibit A means such Contract, instrument or statute, in each case as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. Any Contract or instrument defined or referred to in this Agreement or in Exhibit A shall include all exhibits, schedules and other documents or Contracts attached thereto. Any statute defined or referred to in this Agreement or in Exhibit A shall include all rules and regulations promulgated thereunder.

(e) Hereof. The terms “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

11.20 Conflict of Interest.

(a) Effective as of the Closing, Parent hereby waives and agrees not to assert, and Parent agrees to cause the Surviving Corporation to waive and not to assert, any conflict of interest arising out of or relating to any representation after the Closing (any “Post-Closing Representation”) of the Securityholders’ Agent, any Participating Securityholder, any of their respective Affiliates or any officer, employee or director of the Securityholders’ Agent or any Participating Securityholder (any such Person, a “Designated Person”) in any matter involving this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby, other than any litigation, arbitration, mediation or other proceeding, by Cooley LLP.

(b) Effective as of the Closing, Parent hereby agrees not to assert, and Parent agrees to cause the Surviving Corporation not to assert, any attorney-client privilege, work product protection or other similar privilege or protection applicable to any communication between any legal counsel and any Designated Person prior to the Closing to the extent related to any Post-Closing Representation, including in connection with a dispute with Parent, the Surviving Corporation or any of their respective Affiliates, it being the intention of the parties hereto that, notwithstanding anything to the contrary in Section 259 of the

DGCL, all rights of any Person under or with respect to such attorney-client privilege, work product protection or other similar privilege or protection, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection or other similar privilege or protection, shall be (and are hereby) transferred to or retained by (as applicable), and vested solely in, such Designated Person. Notwithstanding the foregoing, if a dispute arises between Parent or the Surviving Corporation, on the one hand, and any third party other than (and unaffiliated with) any Participating Securityholder (in its capacity as such) or the Securityholders’ Agent, on the other hand, after the Closing, then the Surviving Corporation may assert such attorney-client privilege to prevent disclosure to such third party of any information, documents or other materials that may be covered by such attorney-client privilege, work product protection or other similar privilege or protection.

11.21 Guaranty. Ultimate Parent absolutely, unconditionally and irrevocably guarantees to the Company, as the primary obligor and not merely as surety, the due and punctual observance, payment, performance and discharge of the obligations of Parent and Merger Sub pursuant to this Agreement (the “Obligations”). In furtherance of the foregoing, Ultimate Parent acknowledges that the Company may, in its sole discretion, bring and prosecute a separate action or actions against Ultimate Parent for the full amount of the Obligations, regardless of whether any action is brought against Parent. Except for the defense of payment, to the fullest extent permitted by Law, Ultimate Parent hereby expressly and unconditionally waives any and all rights or defenses arising by reason of any Law, promptness, diligence, notice of the acceptance of this guaranty and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, and notice of the Obligations incurred. Ultimate Parent is a public limited company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to delivery and perform its obligations under this Section 11.21. Section 11.21 constitutes the legal, valid and binding obligation of Ultimate Parent, and, assuming due authorization, execution and delivery by the other parties hereto, is enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Assuming compliance with the applicable provisions of the HSR Act, the execution and delivery of this Agreement by Ultimate Parent for the purposes set forth herein will not cause a violation of any of the provisions of its organizational documents or any Law applicable to Ultimate Parent for such violations as would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Ultimate Parent to perform its obligations under this Section 11.21. No vote of Ultimate Parent’s shareholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

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CONFIDENTIAL

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

JAZZ PHARMACEUTICALS, INC.,
a Delaware corporation

By:	/s/ Alan Campion
Name:	Alan Campion
Title:	Vice President & Chief Financial Officer

KNIGHT ACQUISITION CORP.,
a Delaware corporation

By:	/s/ Alan Campion
Name:	Alan Campion
Title:	Vice President & Chief Financial Officer

ACTIO BIOSCIENCES, INC.,
a Delaware corporation

By:	/s/ David Goldstein, Ph.D.
Name:	David Goldstein, Ph.D.
Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC SOLELY IN ITS CAPACITY AS THE SECURITYHOLDERS’ AGENT:

By:	/s/ Jade Pebworth
Name:	Jade Pebworth
Title:	Associate Director

Solely for the purposes of Section 11.21:

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY, an Irish public limited company

By:	/s/ Hugh Kiely
Name:	Hugh Kiely
Title:	Authorized Signatory

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“280G Vote” has the meaning set forth in Section 5.2(c).

“401(k) Plan” has the meaning set forth in Section 4.5.

“ABS-1230” shall mean that certain pharmaceutical composition referred to internally by the Company as ABS-1230, as further described on Annex II to this Exhibit A.

“Acquired Company” shall mean: (a) the Company; (b) each Subsidiary of the Company; and (c) for purposes of Section 2, each corporation or other Entity, if any, that has been merged into, that has been consolidated with or that otherwise is a predecessor to any of the Entities identified in clauses “(a)” and “(b)” above.

“Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) the sale, license, sublicense or disposition of all or a material portion of any Acquired Company’s business or assets, including Intellectual Property;

(b) the grant, issuance, disposition or acquisition of: (i) any capital stock or other equity security of any Acquired Company (other than Company Common Stock issued to employees of the Company upon exercise of Company Options); (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of, or equity interest in, any Acquired Company (other than stock options granted to employees of the Acquired Companies in routine transactions in accordance with Section 4.2); or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of any Acquired Company; or

(c) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, reorganization or similar transaction involving any Acquired Company;

provided, however, that the Spin-Out Transactions shall not be an Acquisition Transaction.

“Additional Active” shall mean any component included in a Combination Product that provides pharmacological activity or other direct therapeutic effect or that therapeutically affects the structure or any function of the body whereby such component is not ABS-1230.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) shall mean the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates.”

“Aggregate Equity Release Amount” shall mean the aggregate dollar amount of all Equity Release Payments.

“Agreed Amount” has the meaning set forth in Section 9.7(b).

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached (including the Disclosure Letter), as it may be amended from time to time.

“Ancillary Agreement” shall mean any of the following: (a) any Release Agreement; (b) any Letter of Transmittal; (c) any Support Agreement; (d) any Noncompetition and Non-Solicitation Agreement; (e) the Employee Agreement; (f) any Spin-Out Agreement; (g) any SpinCo Financing Agreement; (h) any Option Surrender Agreement; (i) any Warrant Acknowledgement; (j) any Company Note Cancellation Agreement; (k) any Equity Release Agreement; and (l) any other agreement, certificate or other document executed, entered into or delivered pursuant to this Agreement; for the avoidance of doubt, in each case, excluding any document required to be Made Available to Parent pursuant to this Agreement.

“Annual Net Sales Statement” has the meaning set forth in Section 1.9(d)(ii).

“Antitrust Laws” shall mean any Legal Requirements that are designed to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening competition, including any applicable United States or ex-U.S. antitrust or competition Legal Requirement.

“BLA” shall mean a Biologics License Application as described in 21 C.F.R. Part 601 (as amended from time to time), and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Business Day” shall mean any day other than: (a) a Saturday, Sunday or a federal holiday; or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Capitalization Representations” shall mean the representations and warranties made by the Company in Sections 2.3(a) and 2.3(b).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Charter Document” shall mean the certificate of incorporation, bylaws, memorandum of association, certificate of association, limited partnership agreement, operating agreement or equivalent governing document of each Acquired Company.

“Claimed Amount” has the meaning set forth in Section 9.7(a).

“Clinical Trial” shall mean a study which meets the definition of a clinical investigation under 21 CFR 312.3(b), and in which a biological or pharmaceutical product is administered or dispensed to, or used involving, one or more human subjects, that is designed to: (a) establish that the biological or pharmaceutical product is reasonably safe for continued testing; (b) investigate the safety or efficacy of the biological or pharmaceutical product for one or more intended uses, or to define warnings, precautions and adverse reactions that may be associated with the biological or pharmaceutical product; or (c) support obtaining or maintaining Regulatory Approval of such biological or pharmaceutical product (including any label expansion).

“Closing” has the meaning set forth in Section 1.3.

“Closing Company Note Amount” shall mean the value (expressed as a cash amount) due to a Company Noteholder pursuant to a Company Note duly executed and delivered by such Company Noteholder prior to the Closing.

“Closing Date” has the meaning set forth in Section 1.3.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Code Section 174 Election” shall mean an election to amortize the “remaining unamortized amount” (within the meaning of IRS Revenue Procedure 2025-28) in a Pre-Closing Tax Period (and/or the portion of any Straddle Period ending on (and including) the Closing Date, as applicable) under Section 70302(f)(2)(A)(i) or (ii) of Public Law 119-21, An Act To Provide for Reconciliation Pursuant to Title II of H. Con. Res. 14, commonly known as the One Big Beautiful Bill Act (or any comparable election under state, local or non-U.S. Legal Requirements).

“Collaboration Partner” has the meaning set forth in Section 2.12(h).

“Combination Product” shall mean a Product containing ABS-1230 and one or more Additional Actives, whether co-formulated, co-administered or co-packaged.

“Company Capital Stock” shall mean the shares of Company Common Stock and Company Preferred Stock.

“Company Closing Certificate” has the meaning set forth in Section 6.6(a).

“Company Common Stock” shall mean, collectively, the shares of common stock of the Company, par value $0.0001 per share.

“Company Contract” shall mean any Contract: (a) to which any Acquired Company is a party; (b) by which any Acquired Company or any of its assets is or may become bound or under which any Acquired Company has, or may become subject to, any obligation; or (c) under which any Acquired Company has or may acquire any right or interest, including each Company IP Contract.

“Company Cure Period” has the meaning set forth in Section 8.1(e).

“Company Data” shall mean all (i) Personal Data and (ii) all other material proprietary or confidential information, in each case, in the Acquired Companies’ possession, custody, or control that is necessary to the business of any Acquired Company.

“Company Employee” shall mean any individual who is a current or former employee, independent contractor, consultant, agent or director, advisor, secondee, officer, member of the board of directors or managers (or similar body) or other individual service provider of any Acquired Company.

“Company Employee Plan” shall mean any plan, program, policy, practice, Contract or arrangement, whether written or unwritten, providing benefits or compensation, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not either such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, supplemental unemployment, salary continuation, termination, retention, stock purchase, stock option or other equity-related award, phantom equity award, severance, employment, consulting, change of control, vacation, holiday, sick leave, other leave, employee reimbursement, employee loan, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income or retirement arrangement, maternity or paternity benefits, fringe benefit plan, program, policy, practice or Contract, in any case: (a) that is sponsored, maintained or contributed to by any Acquired Company on behalf of any Company Employee; or (b) with respect to which any Acquired Company has any liability (including contingent liability).

“Company Financial Statements” has the meaning set forth in Section 2.4(a).

“Company IP” shall mean all Intellectual Property in which any Acquired Company has (or purports to have) an ownership interest or an exclusive license or similar exclusive right in any field or territory that relates to the Company Pharmaceutical Product or the development, manufacture, commercialization, or other exploitation thereof.

“Company IP Contract” shall mean any Contract disclosed on Part 2.9(b) and/or Part 2.9(c) of the Disclosure Letter.

“Company IT Systems” shall mean all information technology and computer systems (including information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the business of any Acquired Company as currently conducted.

“Company Note” shall mean each convertible note issued pursuant to that certain Note Purchase Agreement, dated as of June 23, 2026, by and among the Company and each of the Company Noteholders.

“Company Note Cancellation Agreement” has the meaning set forth in Section 1.8.

“Company Noteholders” shall mean each holder of a Company Note that is outstanding as of immediately prior to the Effective Time.

“Company Option” shall mean each option to purchase shares of Company Common Stock (or exercisable for cash) outstanding under the Company Option Plan or otherwise.

“Company Option Plan” shall mean the Company’s 2021 Equity Incentive Plan, dated as of October 1, 2021.

“Company Pharmaceutical Product” shall mean any pharmaceutical product containing ABS-1230 as an active ingredient, whether as the sole active ingredient or in combination with other active ingredients.

“Company Preferred Stock” shall mean the shares of Series A-1 Preferred Stock and the shares of Series B Preferred Stock.

“Company Stock Certificate” has the meaning set forth in Section 1.11(b).

“Company Tax Contest” has the meaning set forth in Section 10.5(b).

“Company Transaction Expenses” shall mean, without duplication, all fees, costs, expenses, payments, expenditures or liabilities (each, an “Expense”), incurred or paid at or prior to the Effective Time (or resulting from Contracts entered into or other arrangements made by an Acquired Company at or prior to the Effective Time), and whether or not invoiced prior to the Effective Time, incurred by or on behalf of any Acquired Company, or to or for which any Acquired Company is or becomes subject or liable, in connection with any of the transactions contemplated by the Agreement, including the Spin-Out Transactions, including: (a) Expenses described in Section 11.4 of the Agreement; (b) Expenses payable to legal counsel or to any financial advisor, accountant or other Person who performed services for or on behalf of any Acquired Company, or who is otherwise entitled to any compensation or payment from any Acquired Company, in connection with any of the transactions contemplated by the Agreement; (c) any Expenses that arise or are expected to arise, are triggered or become due or payable to any Company Employee as a direct or indirect result of the consummation of the transactions contemplated by the Agreement (whether alone or in combination with any other event or circumstance), including any severance, bonus, profit sharing or change of control payment or benefit (or similar payment obligations, including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated by this Agreement, but excluding any “double trigger” provisions which require an additional event or circumstance beyond the consummation of the transactions contemplated by this Agreement other than any such “double trigger” provisions that relate to Company Employees that transfer to SpinCo in connection with the Spin-Out Transactions), and any Taxes related thereto, made or provided, or required to be made or provided, by any Acquired Company as a result of or in connection with any of the transactions contemplated by this Agreement; (d) the employer portion of any social security, Medicare, unemployment or other employment, withholding or payroll or similar Taxes owed by or imposed on any Acquired Company, or for which any Acquired Company may otherwise be liable, as a result of, or with respect or attributable to, any of the transactions contemplated by this Agreement, including in connection with any exercise or cancellation of Company Options at or prior to the Effective Time or any Equity Release Payment, in each case, to the extent such Taxes are not Excluded Payroll Taxes; or (e) any Expenses incurred by or on behalf of any stockholder or employee of any Acquired Company in connection with the transactions contemplated by the Agreement that any Acquired Company has paid prior to the Closing or is or will be obligated to pay after the Closing.

“Company Warrant” shall mean each warrant to purchase shares of Company Common Stock (or exercisable for cash).

“Computer Software” shall mean computer software, source and object codes, tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.

“Confidentiality Agreement” shall mean that certain Mutual Confidential Disclosure Agreement, dated August 21, 2025, by and between Parent and the Company.

“Consent” shall mean any approval, consent, ratification, permission, waiver, order or authorization (including any Governmental Authorization).

“Contaminant” shall include any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any Person.

“Contested Amount” has the meaning set forth in Section 9.7(b).

“Contract” shall mean any written, oral or other agreement, contract, license, sublicense, subcontract, settlement agreement, lease, power of attorney, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Damages” shall include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable documented out-of-pocket attorneys’ fees), charge, cost (including costs of investigation) or Expense of any nature (excluding any consequential, exemplary or punitive damages, incidental or special damages, except, in each case, where such damages are (a) in the case of consequential damages, reasonably foreseeable or (b)

actually awarded to an unaffiliated third party pursuant to an Order). To the extent a royalty is a component of a party’s damages, such royalty shall be calculated based on the risk adjusted net present value of the royalty for purposes of Section 9; provided, that Parent shall consult in good faith with the Securityholders’ Agent (after the Closing) in calculating the risk adjusted net present value of such royalty.

“Data Room” shall mean the virtual data room hosted on behalf of the Company at vdr.dfsvenue.com titled “Strategic Data Room” in connection with the Merger to which Parent and its designated Representatives had unrestricted access and notification rights during the 72 hours prior to the date of this Agreement.

“Development Milestone Cut-Off Date” shall mean the date that is the earlier to occur of: (a) the date on which the Milestone Payment in respect of the Development Milestone has been made; and (b) the date that is five years after the Closing Date.

“Developmental and Epileptic Encephalopathy” shall mean severe epilepsies with drug resistant seizures and developmental slowing or regression, characterized by (a)(i) frequent seizures or (ii) electroencephalogram studies showing frequent epileptiform discharges, (b) a history of developmental slowing or regression, and (c) an underlying etiology that also contributes to developmental impairment. For the avoidance of doubt, Developmental and Epileptic Encephalopathy includes KCNT1-Related Epilepsy and Dravet Syndrome.

“DGCL” has the meaning set forth in the Recitals.

“Disclosure Letter” shall mean the schedule delivered to Parent on behalf of the Company as of the date of this Agreement and prepared in accordance with Section 11.17.

“Dispute Period” has the meaning set forth in Section 9.7(b).

“Disregarded Share” has the meaning set forth in Section 1.5(a)(i).

“Distributed SpinCo Interests” shall mean the interests of SpinCo to be received by holders of the issued and outstanding Company Capital Stock as a distribution in respect of their Company Capital Stock in accordance with the terms of the Spin-Out Term Sheet.

“DPA” has the meaning set forth in Section 2.26.

“Effective Time” has the meaning set forth in Section 1.3.

“Employee Agreement” has the meaning set forth in the Recitals.

“Employment Legal Requirements” shall mean all Legal Requirements concerning employees or employment practices of any Acquired Company, such as hiring, termination, collective bargaining, labor relations, paid sick leave, family and medical leave, vacation, immigration, obtaining and use of consumer reports for employment purposes, compensation, pay equity, civil rights, payment of wages, hours or work and overtime, reimbursement of business expenses, harassment, discrimination, retaliation, reasonable accommodations, unfair competition, meal and rest breaks, equal employment opportunities, immigration, terms and conditions of employment, payroll tax withholding and deductions, pay transparency, pay equity, unemployment compensation, social benefits contributions, severance pay, WARN, workers’ compensation, worker classification (including the proper classification of workers as independent contractors and of employees as exempt under the Fair Labor Standards Act or similarly applicable Legal Requirements), paid or unpaid leaves of absences, military leave, employee biometric screening, records and files, social security contributions, wages, occupational safety and health, workplace postings, and employee training.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, security interest, encumbrance, license, possessory interest, conditional sale or other title retention arrangement, intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

“End Date” has the meaning set forth in Section 8.1(b).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environment” shall include: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

“Environmental Law” shall mean: (a) the common law; and (b) all Legal Requirements, by-laws, Orders, instruments, directives, decisions, injunctions and judgments of any Governmental Body and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant (and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto), including, (i) the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq., as amended; (ii) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (iii) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (iv) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (v) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (vi) the Emergency Planning and Community Right To Know Act, 42 U.S.C. § 11001 et seq., as amended; (vii) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; and (viii) any analogous applicable Legal Requirements implemented in any country in which any Acquired Company conducts business.

“Environmental License” shall mean any Consent or Governmental Authorization required by or pursuant to any applicable Environmental Laws.

“Environmental Release” shall mean the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment.

“Equity Release Agreement” has the meaning set forth in Section 5.8.

“Equity Release Payment” has the meaning set forth in Section 5.8.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) or any other Entity that would be considered a single employer with any Acquired Company within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Excluded Payroll Taxes” shall mean (i) the employer portion of any social security, Medicare, unemployment or other similar employment or payroll Taxes owed by or imposed on any Acquired Company, or for which any Acquired Company may otherwise be liable, as a result of, or with respect or attributable to, any of the transactions contemplated by this Agreement, including in connection with any exercise or cancellation of Company Options at or prior to the Effective Time, in each case, to the extent such payments are not paid prior to, at or substantially contemporaneously with the Closing and (ii) any such employment or payroll Taxes incurred as a result of the Milestone Payments or any retention payments payable or equity awards granted by Parent or any of its Affiliates pursuant to the terms of any Employee Agreement or other post-Closing employment arrangement with Parent or any of its Affiliates; provided that in no event shall “Excluded Payroll Taxes” include any such employment or payroll taxes with respect to any payments (or deemed payments) that constitute Transaction Deductions. For the avoidance of doubt, Excluded Payroll Taxes will: (a) not be included within the definitions of Unpaid Tax Amount, Company Transaction Expenses, Closing Indebtedness Amount or Indemnified Taxes and (b) not reduce the amount of the Merger Consideration (including, for the avoidance of doubt, any Milestone Payments) payable to the Participating Securityholders.

“Expense Fund” has the meaning set forth in Section 1.5(c).

“Expenses” has the meaning set forth in the definition of “Company Transaction Expenses”.

“Expiration Time” has the meaning set forth in Section 9.1.

“FDA” shall mean the United States Food and Drug Administration or any successor agency thereto.

“FFDCA” shall mean the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et. Seq., as amended, and the rules and regulations promulgated thereunder.

“FIRPTA Notice” has the meaning set forth in Section 4.7.

“FIRPTA Statement” has the meaning set forth in Section 4.7.

“First Sales Milestone” has the meaning set forth in Section 1.9(b).

“Fraud” shall mean intentional common law fraud, as interpreted under the Legal Requirements of the State of Delaware, in the making of the representations and warranties of the Company in Section 2 (with respect to representations and warranties made by the Company) or Section 3 (with respect to representations and warranties made by Parent and Merger Sub) or in any Ancillary Agreement (other than the Spin-Out Agreements or SpinCo Financing Agreements), but excluding any such claim based on a party’s equitable or constructive Fraud, negligence or recklessness. For clarity, Fraud will not include any claim based on any extra-contractual representation or warranty made by any party not set forth in Section 2 or Section 3, or in any Ancillary Agreement, as applicable, and any reliance on any such extra-contractual representations has been expressly disclaimed by the parties.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Good Clinical Practices” shall mean the standards for clinical trials for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FFDCA and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11, 50, 54, 56, and 312), as amended from time to time, and such standards of good clinical practice as are required by any other applicable Governmental Body, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

“Good Documentation Practices” shall mean the standards and practices to ensure that all data (including electronic records) are accurate, attributable, verified as genuine, legible, contemporaneous, original, complete, available, consistent and enduring (ALCOA) through their creation, processing, review, reporting and retention (over the data lifecycle), and are created and stored using security measures that protect the confidential nature (if applicable) and integrity of the records, and prevent unauthorized access to, and alteration, corruption or loss of such records in a manner sufficient to satisfy the requirements contained in 21 C.F.R. Parts 58, 312, 210, and 211, the FDA’s relevant guidance documents including E6(R2) Good Clinical Practice: Integrated Addendum to ICH E6(R1) (March 2018), and all comparable standards as are required by any other applicable Governmental Body, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

“Good Laboratory Practices” shall mean the standards for conducting non-clinical laboratory studies, as set forth in the FFDCA and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11 and 58), and the FDA’s relevant guidance documents, as amended from time to time, and such standards of good laboratory practices as are required by applicable Governmental Bodies in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

“Good Manufacturing Practices” shall mean standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FFDCA and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11, 210, and 211), and the FDA’s relevant guidance documents, as amended from time to time, and such standards of good manufacturing practices as are required by applicable Governmental Bodies, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

“Good Pharmacovigilance Practices” shall mean standards for the collection, assessment, monitoring, reporting, and prevention of adverse events and safety-related information associated with medicinal products throughout their lifecycle, as set forth in the FFDCA, applicable FDA regulations (including 21 C.F.R. Parts 312, 314, 600, and 601) and the FDA’s relevant guidance documents, and comparable applicable standards of any Governmental Body with jurisdiction over the relevant pharmacovigilance activity, in each case as amended or superseded from time to time including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

“Governmental Authorization” shall mean any permit, license, approval, certificate, franchise, permission, clearance, Consent, registration, variance, sanction, exemption, order, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” shall mean any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, provincial, local, municipal, foreign or other government; (d) instrumentality, subdivision, department, ministry, board, court, administrative agency or commission or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) professional association or quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions.

“Grant Date” has the meaning set forth in Section 2.3(a)(v).

“Healthcare Laws” shall mean: (a) any and all federal, state and local fraud and abuse Legal Requirements, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes; (b) the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations promulgated thereunder; (c) Legal Requirements which are cause for exclusion from any federal health care program; (d) the coverage and reimbursement provisions of Titles XVIII and XIX of the Social Security Act and the regulations promulgated thereunder; (e) the FFDCA; (f) the Public Health Service Act (42 U.S.C.§§ 201 et seq.) and the regulations promulgated thereunder; (g) all applicable Legal Requirements and guidance administered or issued by the FDA and other applicable Governmental Bodies, including those governing or relating to Good Clinical Practices, Good Documentation Practices, Good Laboratory Practices, Good Manufacturing Practices, Good Pharmacovigilance Practices, as well as any related licensure Legal Requirements; (h) the Animal Welfare Act; (i) all other laws regarding developing, testing, manufacturing, complaint handling, adverse event reporting, marketing, distributing or promoting the Company Pharmaceutical Products; and (j) any equivalent applicable non-U.S. statutory and regulatory provisions to “(a)” through “(h)”, each as may be amended from time to time.

“HHS” shall mean the United States Department of Health and Human Services.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IND” shall mean an investigational new drug application (including any amendment or supplement thereto) submitted to the FDA pursuant to 21 C.F.R. Part 312. References herein to IND shall include, to the extent applicable, any comparable filing(s) outside the United States for the investigation of any product in any other country or group of countries (such as a Clinical Trial application in the European Union or the People’s Republic of China).

“Indebtedness” shall mean, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money; (b) all obligations of such Person evidenced by a bond, debenture, note or other security or instrument, whether or not convertible into any other security or instrument; (c) all obligations of such Person under any conditional sale or other title retention agreement relating to property acquired by such Person (other than current trade accounts payable that were incurred in the ordinary course of business that are not past due); (d) all obligations of such person in respect of deferred purchase price of any property or service (other than current accounts payable that were incurred in the ordinary course of business); (e) all obligations of such Person under a lease which is required to be classified and accounted for as a capital lease on a balance sheet of such Person in accordance with GAAP; (f) all outstanding reimbursement obligations of such Person with respect to any letter of credit, bankers’ acceptance or similar facility issued for the account of such Person; (g) all obligations of such Person under any agreement with respect to any swap, forward, future or derivative transaction or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument or any economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions; (h) all indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on any property or other asset owned by such Person, whether or not the Indebtedness secured thereby has been assumed by such Person; (i) all guaranties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, any indebtedness of another Person; (j) all accounts payable that are at least 180 days past due; (k) all accrued interest, premiums, penalties, fees, Expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless of whether any of the foregoing has been paid as of any time of determination), as a result of the consummation of any of the transactions contemplated by this Agreement; and (l) the Closing Company Note Amount.

“Indemnification Set-off” has the meaning set forth in Section 9.8.

“Indemnification Set-off Amount” has the meaning set forth in Section 9.8.

“Indemnified Taxes” shall mean, regardless of the disclosure of any matter set forth in the Disclosure Letter: (a) all Taxes of any Acquired Company attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on (and including) the Closing Date, as determined pursuant to Section 10.2, (including, for the avoidance of doubt, any and all Taxes of any Acquired Company attributable to the Spin-Out Transactions); provided that any such Taxes shall include any Taxes under Section 481 of the Code (or comparable provisions of state, local or non-U.S. Legal Requirements) resulting from any accounting method change made prior to the Closing (including as a result of the transactions contemplated by this Agreement), in each case, whether or not due and payable as of the Closing; (b) all Taxes imposed on any Acquired Company (i) as a result of any Acquired Company being (or ceasing to be), on or prior to the Closing Date, a member of an affiliated, combined, consolidated or unified group pursuant to Treasury Regulations Section 1.1502-6 (or any comparable Legal Requirements), or (ii) as a transferee or successor, by Contract (other than an Ordinary Course Commercial Agreement), by assumption or otherwise by operation of Legal Requirements, in each case, which relates to an event occurring on or before the Closing Date; (c) all Taxes arising as a result of an obligation of the Acquired Companies arising on or prior to the Closing Date to indemnify or otherwise assume or succeed to the Taxes of any other Person; (d) the Indemnitors’ portion of any Transfer Taxes pursuant to Section 10.6; (e) any Taxes imposed on Parent or any of its Affiliates as a result of any amount required to be included in income by Parent or any of its Affiliates under Section 951, Section 951A or Section 956 of the Code, in each case, in respect of income of any Acquired Company under such Code sections for the taxable period that includes the Closing Date and that, based on an interim closing of the books at the Closing Date, is attributable to the Pre-Closing Tax Period or the portion of any Straddle Period ending on (and including) the Closing Date, as determined pursuant to Section 10.2; (f) any Taxes of any Acquired Company under Section 965 of the Code as a result of any election made by an Acquired Company prior to the Closing; (g) any Sales Taxes and any withholding Taxes required to have been collected and remitted by any Acquired Company that are allocable or attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on (and including) the Closing Date, as determined pursuant to Section 10.2 (including, for the avoidance of doubt, in respect of the Spin-Out Transactions), and Taxes imposed as a result of a failure to timely file any required Tax Return in respect of such Sales Taxes or withholding Taxes or the failure to obtain or retain any required documentation establishing any claimed exemption from, or reduction of, Sales Taxes or withholding Taxes; (h) any withholding Taxes for which Parent, its Affiliates or the Surviving Corporation are liable to account in respect of the payment of Merger Consideration or other amounts to the Participating Securityholders under this Agreement; (i) any Taxes or other Damages of Parent, any Acquired Company or any of their respective Affiliates for or attributable to any Tax period that ends on or prior to the date of the initial closing of the SpinCo Financing or the portion of any Tax period that includes the date of the initial closing of the SpinCo Financing (through the end of such date), which Taxes or other Damages result from or are attributable to the Spin-Out Transactions (including the actual or deemed issuance, conversion, exchange or amendment of the Retained SpinCo Interests in connection with the Spin-Out Transactions), provided that this clause “(i)” shall not include any loss of Tax assets or attributes of any Acquired Company (or successor thereof) resulting from the Spin-Out Transactions; and (j) the out-of-pocket costs and expenses incurred in connection with the preparation and filing of any Parent Prepared Tax Return (not to exceed $200,000); provided that Indemnified Taxes shall

(A) not include (i) any Taxes attributable to actions of Parent, its Affiliates or the Surviving Corporation on the Closing Date after the occurrence of the Effective Time that occur outside the ordinary course of business, other than as explicitly contemplated by this Agreement, (ii) any Taxes resulting from an election under Section 338 of the Code (or any similar provision of state, local or non-U.S. law) with respect to the transactions contemplated by this Agreement, (iii) any Transfer Taxes for which Parent is responsible pursuant to Section 10.6, (iv) any Excluded Payroll Taxes, and (v) any Taxes to the extent taken into account in Unpaid Tax Amount or Company Transaction Expenses which resulted in a dollar-for-dollar reduction in the Merger Consideration and (B) be determined as if the Company made the Code Section 174 Election (whether or not such election is actually made).

“Indemnitees” shall mean the following Persons: (a) Parent; (b) Parent’s current and future affiliates (including Merger Sub and, following the Merger, the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and permitted assigns of the Persons referred to in clauses “(a)” and “(b)” above; provided, however, that the Participating Securityholders shall not be deemed to be “Indemnitees.”

“Indemnitors” has the meaning set forth in Section 9.2.

“Information Statement” shall mean an information statement prepared by the Company and relating to the vote by the stockholders of the Company on the adoption of the Agreement and the approval of the Merger and the other transactions contemplated by the Agreement.

“Insured Party” has the meaning set forth in Section 5.9(a).

“Intellectual Property” shall mean, collectively: (a) all United States and non-United States registered, unregistered and pending: (i) Trademarks, internet domain names and URLs and all registrations and applications therefor, and the goodwill symbolized thereby; (ii) copyrights (including those in Computer Software), and all registrations and applications therefor; and (iii) Patents; and (b) all: (i) Computer Software; (ii) Trade Secrets; (iii) websites and webpages and related items, and all intellectual property and proprietary rights incorporated therein; and (iv) other intellectual property and proprietary rights, including rights of publicity, moral rights and rights of attribution.

“Interim Balance Sheet Date” has the meaning set forth in Section 2.4(a).

“IRS” shall mean the U.S. Internal Revenue Service.

“KCNT1-Related Epilepsy” shall mean epilepsy that is associated with or caused by a pathologic mutation in the KCNT1 gene.

A Person shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter or (b) such individual would have been aware of such fact or other matter following reasonable inquiry of such individual’s direct report(s) with responsibility for the matter in question. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any Person identified on Annex I to this Exhibit A has Knowledge of such fact or other matter.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, claim, assessment, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, Order, rule, guideline, regulation or requirement issued, enacted, adopted, promulgated, entered, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 1.11(b).

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation duty or liability is immediately due and payable.

“Made Available” shall mean contained and accessible as of 8:54p.m., United States Eastern Time on August 9, 2026 in the Data Room.

“Major Stockholders” shall mean those Persons set forth on Schedule 1.

“Material Adverse Effect” shall mean any fact, event, occurrence, effect, change, development or circumstance (each, an “Effect”) that (considered together with all other Effects) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of the Acquired Companies (taken as a whole), in each case excluding the SpinCo Business; provided, however, that, none of the following, and no Effect arising out of, relating to or resulting from the following, shall be deemed in and of themselves, either alone or in combination, to be or constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect: (i) general conditions in the industries in which the Acquired Companies presently operate; (ii) economic, legislative, regulatory or political conditions or conditions in any securities, credit, financial or other capital markets, in each case in the United States or any other country or region; (iii) any Effect arising from or otherwise relating to changes in interest rates, inflation rates, tariffs or fluctuations in the value of any currency; (iv) any act of terrorism, war, civil unrest, national or international calamity, weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, pandemic or epidemic or any other similar event (and any escalation or worsening of any of the foregoing); (v) any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP, or interpretations of any Legal Requirement or GAAP; (vi) any Effect arising out of or relating to the announcement, execution, pendency or performance of this Agreement and the transactions contemplated by this Agreement, including (A) any claim or Legal Proceeding arising out of or related to this Agreement or the transactions contemplated by this Agreement, (B) any change in customer, supplier, distributor, employee, financing source, stockholder, partner or similar relationships of the Acquired Companies resulting therefrom or (C) any Effect that arises out of or relates to the identity of, or any facts or circumstances relating to, Parent or any of its Affiliates; (vii) any failure by the Company to meet any internal or external projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period, in and of themselves (provided, that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect); (viii) any Effect resulting or arising from Parent’s breach of this Agreement or the Spin-Out Agreements; (ix) (A) regulatory, manufacturing or clinical Effects resulting from any nonclinical or clinical studies sponsored by the Company with respect to the Product or any competitor of the Product or results of meetings with the FDA or other Governmental Body (including any communications from any Governmental Body in connection with such meetings) (other than, with respect to any of the matters contemplated by this clause “(A),” (i) increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or (ii) reports of new side effects, adverse events or safety observations that, in each case of (i) and (ii) are attributable to the Product that result in (1) death or (2) a clinical hold that could reasonably be expected to be in place for at least 12 months), (B) the determination by, or the delay of a determination by, the FDA or any other Governmental Body, or any panel or advisory body empowered or appointed thereby, with respect to the acceptance, filing, approval, clearance, non-acceptance, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any marketing application or authorization of the Product or any competitor of the Product, in each case, in and of itself, (C) FDA or other Governmental Body approval (or other clinical or regulatory developments) and market entry or threatened market entry of any product competitive with or related to the Product, or any guidance, announcement or publication by the FDA or other Governmental Body relating to the Product or any competitor of the Product; or (D) any manufacturing or supply chain disruptions or delays in manufacturing validation affecting the Product or developments relating to reimbursement, coverage or payor rules with respect to the Product or the pricing of the Product, in the case of each of the foregoing clauses “(A)”–“(D),” to the extent not caused directly or indirectly by the wrongdoing by or at the express direction of any Acquired Company or their respective directors, officers or employees; or (x) any Effect to the extent relating solely to the SpinCo Business or SpinCo; provided, further that any Effect referred to in the foregoing clauses “(i)” through “(v)” may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate adverse impact on the Acquired Companies (taken as a whole) as compared to other similarly situated participants in the industries in which the Acquired Companies operate (in which case any such incremental disproportionate adverse impact (and only such incremental materially disproportionate adverse impact) may be taken into account in determining whether there is, or would reasonably be expected to be a Material Adverse Effect).

“Material Contracts” has the meaning set forth in Section 2.10(a).

“Milestone Party” has the meaning set forth in Section 1.9(a)(vi).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” shall mean: (a) the consideration that a Non-Dissenting Stockholder is entitled to receive in exchange for such Non-Dissenting Stockholder’s shares of Company Capital Stock outstanding as of immediately prior to the Effective Time pursuant to Section 1.5(a); (b) the consideration that a holder of Company Options is entitled to receive in exchange for such holder’s Company Options outstanding as of immediately prior to the Effective Time pursuant to Section 1.6(a), and (c) the consideration that a holder of Company Warrants is entitled to receive in exchange for such holder’s Company Warrants outstanding as of immediately prior to the Effective Time pursuant to Section 1.7.

“Merger Consideration Certificate” has the meaning set forth in Section 6.6(c).

“Merger Consideration Spreadsheet” has the meaning set forth in Section 6.6(c).

“Misconduct Allegation” has the meaning set forth in Section 2.15(o).

“Net Sales” shall mean, with respect to any Product, the gross amounts invoiced or billed by or on behalf of the Milestone Parties for sales of such Product to unaffiliated Third Parties (including distributors), less the following deductions, in each case to the extent actually incurred and paid (or accrued in accordance with GAAP) with respect to such sales of such Product and to the extent not previously deducted in calculating the gross amount invoiced or billed:

(a) normal and customary trade discounts, including trade, cash, quantity and prompt settlement discounts or rebates credits or refunds (including chargebacks, allowances, coupons, co-pay assistance and reimbursement of co-pays);

(b) credits or allowances actually granted or made for rejection of or return of previously sold Products, including recalls, or for retroactive price reductions and billing errors or for stocking allowances;

(c) administrative fees paid or governmental and other rebates (or credits or other equivalents thereof) actually granted to managed health care organizations, commercial insurance companies, pharmacy benefit managers (or equivalents thereof), distributors, national, state/provincial, local, and other governments, their agencies and purchasers, and reimbursers, or to trade customers;

(d) fees or commissions allowed or paid to wholesalers, distributors, selling agents, group purchasing organizations, inventory managers, Third Party payors, specialty pharmacy providers, other contractees and managed care entities, in each case with respect to the Products;

(e) compulsory payments, adjustments, credits and cash rebates paid to a Governmental Body pursuant to applicable Legal Requirements, including fees as a result of healthcare reform legislation or policies (e.g., annual fees paid pursuant to the Patient Protection and Affordable Care Act or its successor legislation and any equivalents outside the United States);

(f) charges separately invoiced for freight, insurance, transportation, postage and handling, and other shipping, warehousing and logistics costs;

(g) tariffs, Taxes, custom duties and other governmental charges (including any Tax such as a value added, sales, use or similar tax or government charge and including any withholding Taxes, but excluding what is commonly known as income Tax) levied on or measured by the billing amount for Products, as adjusted for rebates and refunds;

(h) amounts adjusted or written-off as bad debt or otherwise uncollectible in accordance with GAAP; provided, however, if any such written-off amounts are subsequently collected, such collected amounts shall be included in Net Sales in the period in which they are collected; and

(i) any other similar deductions actually deducted from gross invoiced sales amounts that are consistent with GAAP as consistently applied throughout the applicable Milestone Party’s portfolio.

Notwithstanding the foregoing, amounts invoiced at or below cost by the Milestone Parties for the sale of Products among the Milestone Parties shall not be included in the computation of Net Sales hereunder. Net Sales shall be determined from the books and records of the Milestone Parties maintained in accordance with GAAP consistently applied. Net Sales outside of the United States will be first determined in the currency in which they are earned and will then be converted into an amount in United States dollars using Parent’s customary and usual conversion procedures used in preparing its financial statements pursuant to GAAP for the applicable reporting period.

Notwithstanding the foregoing, “Net Sales” shall not include any amounts invoiced for sales of Products supplied for use in Clinical Trials of Products by any Milestone Party, or under any test marketing program, early access, compassionate use, named patient, indigent access, patient assistance or other similar programs. Further, transfers or dispositions of Products as promotional samples, consistent with prevailing pharmaceutical industry standards and Products donated to non-profit institutions or government agencies, or used in research, development or regulatory activities, including Clinical Trials, shall be disregarded in determining Net Sales.

Net Sales for a Combination Product in a country shall be calculated as follows:

(a) If the Product and Additional Active(s) each are sold separately in such country, Net Sales will be calculated by multiplying the total Net Sales (as described above) of the Combination Product by the fraction A/(A+B), where A is the public or list price in such country of the Product sold separately in the same formulation and dosage, and B is the (sum of the) public or list price(s) in such country of the Additional Active(s) sold separately in the same formulation and dosage, during the applicable calendar year.

(b) If the Product is sold independently of the Additional Active(s) in such country, but the public or list price of the Additional Active(s) cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by the fraction A/C, where A is the public or list price in such country of such Product sold independently and C is the public or list price in such country of the Combination Product.

(c) If the Additional Active(s) are sold independently of the Product therein in such country, but the public or list price of such Product cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by the fraction 1-B/C, where B is the (sum of the) public or list price(s) in such country of the Additional Active(s) and C is the public or list price in such country of the Combination Product.

(d) If the public or list price of such Products and the Additional Active(s) cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by a fraction, determined by Parent and the Securityholders’ Agent in good faith, that reflects the value of the Product relative to the value of the Additional Active(s) in such Combination Product. In such event, Parent shall provide the Securityholders’ Agent with supporting documentation for such determination.

“New Drug Application” shall mean a “new drug application” as described in 21 C.F.R. § 314.50, including all amendments and supplements to the application, submitted to the FDA under Section 505(b) of the FFDCA (21 U.S.C. § 355b).

“Non-Dissenting Stockholder” shall mean each stockholder of the Company that does not properly assert or perfect such stockholder’s appraisal rights under the DGCL and is otherwise entitled to receive consideration pursuant to Section 1.5.

“Non-Withholding Option” has the meaning set forth in Section 1.6(b).

“Noncompetition and Non-Solicitation Agreements” has the meaning set forth in the Recitals.

“Notice of Claim” has the meaning set forth in Section 9.7(a).

“Obligations” has the meaning set forth in Section 11.21.

“Option Surrender Agreement” has the meaning set forth in Section 1.6(a)(iii).

“Order” shall mean any order, writ, injunction, judgment, edict, decree, ruling or award of any arbitrator or any court or other Governmental Body.

“Parent” has the meaning set forth in the preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 5.7(c).

“Parent Cure Period” has the meaning set forth in Section 8.1(f).

“Parent Disclosure Letter” shall mean the schedule delivered to the Company on behalf of Parent as of the date of this Agreement and prepared in accordance with Section 11.17.

“Parent Prepared Tax Return” has the meaning set forth in Section 10.1(a).

“Patents” shall mean all patents, whether protected, created or arising under the laws of the United States or any other jurisdiction (including utility, utility model, plant and design patents, and certificates of invention) and all applications therefore (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, extensions, reissues, renewals, substitutions, and re-examination applications), patent or invention disclosures and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.

“Payment Agent” shall mean Acquiom Financial LLC, a Colorado limited liability company or such other payment agent as is reasonably acceptable to Parent and the Company.

“Payment Fund” has the meaning set forth in Section 1.11(a).

“Pending Litigation” shall mean the litigation described on Schedule 2.

“Pending Litigation Expenses” shall mean any Liability, whether incurred or paid prior to the date of the Agreement, during the Pre-Closing Period or at or after the Effective Time, and whether or not invoiced or determined prior to the Effective Time (including any Damages resulting from the Pending Litigation, whether arising from a settlement, judgment or otherwise), incurred by or on behalf of any of Parent, the Acquired Companies or their respective Affiliates, or for which any of Parent, the Acquired Companies or their respective Affiliates is or becomes subject or liable in connection with or relating to the Pending Litigation; provided that in no event shall Pending Litigation Expenses include (a) any Damages to the extent incurred due to Parent’s or its Representatives’ fraud, willful misconduct or gross negligence following the Closing or (b) any Damages incurred by any Indemnitee in any Legal Proceeding or other dispute between any Indemnitee and any Indemnitor arising out of or relating to this Agreement or any other agreement contemplated hereby.

[***]

[***]

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” shall mean any information in the Acquired Companies’ possession, custody, or control that constitutes “personal data,” “personal information,” “personally identifiable information,” or similar term as defined by applicable Legal Requirement.

“Post-Closing Merger Consideration Spreadsheet” shall mean, in connection with any Post-Closing Payment, an updated Merger Consideration Spreadsheet reflecting any updates to the Merger Consideration Spreadsheet delivered in connection with the Closing, to the extent reasonably determined by the Securityholders’ Agent and acceptable to Parent (acting reasonably), and including the calculation of the applicable Post-Closing Payment and the portion of such Post-Closing Payment payable to each Participating Securityholder.

“Post-Closing Payment” shall mean any amount payable to the Participating Securityholders in respect of: (a) the Expense Fund, if any; (b) the Milestone Payments, if any; or (c) the terms of this Agreement following the Closing Date, in each case only if and to the extent such payment becomes payable under this Agreement.

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date.

“Pro Rata Share” shall mean, with respect to any Indemnitor, a fraction having a numerator equal to the aggregate amount of Merger Consideration that such Indemnitor is entitled to receive pursuant to Sections 1.5(a), 1.6 and 1.7, and having a denominator equal to the aggregate amount of Merger Consideration that all Indemnitors are entitled to receive pursuant to Sections 1.5(a), 1.6 and 1.7.

“Product” shall mean a pharmaceutical product containing ABS-1230 as an active pharmaceutical ingredient.

“Properties” shall mean the leasehold properties held or occupied by the Acquired Companies.

“Registered IP” shall mean all Company IP that is registered, filed, issued or granted under the authority of, with or by, any Governmental Body (or other registrar in the case of domain names), including any Patent, registered copyright, registered Trademark, domain name and any application for any of the foregoing.

“Release Agreement” shall mean a release agreement substantially in the form attached to the Agreement as Exhibit E.

“Regulatory Approval” shall mean, with respect to a Product, the approval of a New Drug Application by the FDA necessary for the lawful marketing and sale of such Product. If such approval is granted under the accelerated approval pathway pursuant to 21 C.F.R. Part 314, Subpart H or 21 C.F.R. Part 601, Subpart E, such approval shall not constitute “Regulatory Approval” for purposes of this Agreement until the FDA has confirmed, in writing, that the post-approval confirmatory clinical trial required as a condition of such accelerated approval has verified the clinical benefit of the Product and the accelerated approval conditions have been fully satisfied. “Regulatory Approval” does not include any approval that is subject to a clinical hold, court order or other legal impediment preventing commercial distribution.

“Regulatory Authority” shall mean any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity involved in the granting of a Regulatory Approval, including the FDA.

“Regulatory Authorization” has the meaning set forth in Section 2.12(a).

“Regulatory Documentation” has the meaning set forth in Section 2.12(b).

“Related Party” shall mean: (a) any stockholder of any Acquired Company; (b) any Company Employee; (c) any member of the immediate family of any stockholder of any Acquired Company or Company Employee; (d) any Affiliate of any Person referred to in clause “(a),” “(b)” or “(c)” of this sentence; or (e) any trust or other Entity (other than any Acquired Company) in which any one of the Persons referred to in clauses “(a),” “(b),” “(c)” or “(d)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, financial or equity interest.

“Representative Losses” has the meaning set forth in Section 11.1(f).

“Representatives” shall mean, with respect to any Person, such Person’s current officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Required Stockholder Votes” has the meaning set forth in Section 2.23.

“Response Notice” has the meaning set forth in Section 9.7(b).

“Retained Business” shall mean the Company’s ABS-1230 program and all assets relating thereto, other than the SpinCo Assets.

“Retained Milestone Amount” has the meaning set forth in Schedule 1.9(c).

“Retained SpinCo Interests” shall mean the interests of SpinCo issued to the Company in accordance with the Spin-Out Term Sheet that are retained by the Company after the consummation of the distribution of the Distributed SpinCo Interests, which shall include any successor interests thereto that are held by the Company immediately after each of the Spinout Transactions.

“Sales Milestone Cut-Off Date” shall mean the date that is the earlier to occur of: (a) the date on which the Milestone Payments in respect of the applicable Sales Milestones has been made; and (b)(i) with respect to the First Sales Milestone, the end of the calendar year in which the date that is seven years after the first commercial sale of a Product occurs or (ii) with respect to the Second Sales Milestone, the end of the calendar year in which the date that is 10 years after the first commercial sale of a Product occurs.

“Sales Taxes” shall mean any sales, use, value added, goods and services and similar Taxes.

“Second Sales Milestone” has the meaning set forth in Section 1.9(b).

“Section 280G” has the meaning set forth in Section 5.2(c).

“Securityholders’ Agent” has the meaning set forth in Section 11.1(a).

“Seller Tax Contest” has the meaning set forth in Section 10.5(b).

“Series A-1 Preferred Stock” shall mean the shares of Series A-1 Preferred Stock of the Company, par value of $0.0001 per share.

“Series B Preferred Stock” shall mean the shares of Series B Preferred Stock of the Company, par value of $0.0001 per share.

“Severance Plans” has the meaning set forth in Section 4.5.

“Specified Individuals” has the meaning set forth in Section 2.27.

“Specified Person” has the meaning set forth in Section 2.3(f).

“Specified Representations” shall mean: (a) the representations and warranties set forth in Sections 2.1(a), 2.1(d), 2.2(a), 2.3(a), 2.3(b), 2.21, 2.23 and 2.24; and (b) the representations, warranties, certifications and other statements and information set forth in any certificate delivered by the Company pursuant to the Agreement, in each case to the extent such representations, warranties, certifications, statements and information relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

“SpinCo” has the meaning set forth in the Recitals.

“SpinCo Agreed Value” shall mean $[***] as determined by that certain draft valuation from Cabrillo Advisors, Inc. printed as of August 7, 2026 or any update thereto following the date hereof that is reasonably necessary (as determined by Cabrillo Advisors, Inc.) to update such valuation to the time of the Spin-Out Transactions to account for changes in market-based variables or comparisons (like the public trading price of public companies similarly situated to the Company) or any changes in any facts, circumstances or assumptions that were taken into account in the August 7, 2026 valuation; provided that notwithstanding the foregoing, the SpinCo Agreed Value shall not be an amount that is materially higher or lower than $[***] without the mutual consent of the Company and Parent (which shall not be unreasonably withheld, conditioned or delayed).

“SpinCo Assets” shall mean all assets (i) exclusively related to the Company’s ABS-0871, [***] programs or (ii) otherwise identified as “Transferred Assets” on the annexes to the Spin-Out Term Sheet. To the extent that an asset that does not relate to, and is not used or held for use in, the Company’s ABS-1230 program, the parties will reasonably determine in good faith whether such asset should constitute a SpinCo Asset.

“SpinCo Business” shall mean all businesses and programs of the Company, other than the Retained Business.

“SpinCo Financing” shall mean the equity financing of SpinCo in an aggregate amount up to $100,000,000 (or such other amount as may be agreed by Parent and the Company), to be consummated following the completion of the Conversion (as defined in the Spin-Out Term Sheet) and prior to or promptly following the Effective Time, pursuant to and in accordance with the terms and conditions set forth in one or more subscription agreements entered into by SpinCo with certain existing stockholders and third-party investors (collectively, along with any negotiated stockholder documents, the “SpinCo Financing Agreements”), in each case on terms and conditions consistent with the Spin-Out Term Sheet and otherwise reasonably acceptable to the parties hereto.

“SpinCo Financing Agreements” has the meaning set forth in the definition of “SpinCo Financing”.

“Spin-Out Agreements” shall mean a separation and distribution agreement, transition services agreement, sublease agreement, simple agreement for future equity, and any other agreements contemplated by the Spin-Out Term Sheet to effect the Spin-Out Transactions other than the SpinCo Financing Agreements, in each case on terms and conditions consistent with the Spin-Out Term Sheet and otherwise reasonably acceptable to the parties.

“Spin-Out Term Sheet” has the meaning set forth in Section 5.6(a).

“Spin-Out Transactions” shall mean the transactions contemplated by the Spin-Out Agreements, including the formation of SpinCo, the assignment of assets and liabilities of the Company to SpinCo, the issuance of the Retained SpinCo Interests to the Company, the distribution of the Distributed SpinCo Interests to holders of the issued and outstanding Company Capital Stock, the conversion of SpinCo from a Delaware limited liability company to a Delaware corporation, and the SpinCo Financing (which, in the case of the SpinCo Financing, for the avoidance of doubt, may occur prior to, at or following the Effective Time); provided that, for purposes of Sections 6.11, 7.6 and 7.7, the Spin-Out Transactions shall not include the SpinCo Financing or any other Post-Closing Spin-Out Matters.

“Stipulated Amount” has the meaning set forth in Section 9.7(c).

“Straddle Period” shall mean any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 1.1.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Tax” shall mean: (a) any and all U.S. federal, state, local or non-U.S. taxes, charges, fees, duties, imposts, levies or other assessments, including all income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, escheat, unclaimed property, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental, windfall profit, tariff, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of a tax (whether disputed or not) imposed by any Governmental Body; and (b) any and all interest, penalties, additions to tax or additional amounts imposed with respect to amounts described in clause “(a)” above.

“Tax Contest” has the meaning set forth in Section 10.5(a).

“Tax Representations” shall mean (a) the representations and warranties set forth in Section 2.14 and (b) the representations, warranties, certifications and other statements and information set forth in the FIRPTA Statement and FIRPTA Notice and Merger Consideration Certificate, in each case to the extent such representations, warranties, certifications, statements and information relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

“Tax Return” shall mean (a) any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax and (b) TD F 90-22.1 (and its successor form, FinCen 114), and including in the case of each of “(a)” and “(b)”, any amendments thereof or attachments thereto.

“Taxing Authority” shall mean, with respect to any Tax, any Governmental Body or political subdivision thereof that imposes, administers or collects such Tax, including any Governmental Body or quasi-Governmental Body that imposes, or is charged with collecting or administering, social security or similar charges or premiums.

“Third Party” shall mean any Person other than the Milestone Parties that is not an Affiliate of any Milestone Party.

“Trade Secrets” shall mean any trade secrets, confidential unpatented or unpatentable inventions, processes, formulae, developments, discoveries, technology, cell lines, biological materials, compounds, compositions, probes, sequences, technical information, data, methods, models, biological materials, bioassays, clones, molecules, protocols, reagents, experiments, lab results, test, know-how, concepts, ideas, research and development, business plans, strategies or other confidential or proprietary information or materials.

“Trademark” shall mean any trademark, service mark, trade name, trade dress, certification mark, distinguishing guise, logo, slogan, design right, corporate name, right in business or get-up or other source or business identifier (in each case whether or not registered) and any registration, application, renewal or extension of any of the foregoing and any goodwill symbolized by or associated with any of the foregoing, whether protected, created or arising under the laws of the United States or any other jurisdiction.

“Transaction Deductions” shall mean, without duplication, all items of deduction to the extent “more-likely-than-not” deductible (or deductible at a higher level of authority) for U.S. federal income and state and local Tax purposes by any Acquired Company in any Pre-Closing Tax Period (or the portion of any Straddle Period ending on (and including) the Closing Date, as determined in accordance with Section 10.2) resulting from or attributable to: (i) consideration payable pursuant to this Agreement in respect of Company Options, Company Transaction Expenses or any other compensatory payments made in connection with the Merger and the transactions contemplated by this Agreement; and (ii) any capitalized financing fees, costs and expenses that become currently deductible as a result of the repayment of any portion of Indebtedness required to be paid at Closing or as otherwise contemplated to be repaid at Closing by this Agreement. For purposes of calculating the Transaction Deductions, the parties agree to assume that the Acquired Companies have made an election under Internal Revenue Service Revenue Procedure 2011-29 to deduct 70% of any Transaction Deductions that are success-based fees as defined in Treasury Regulations Section 1.263(a)-5(f).

“Transfer Taxes” shall mean all federal, state, local, non-U.S. and other transfer, stamp, recording or similar Taxes applicable to, imposed upon or arising out of the payment of the Merger Consideration to the Participating Securityholders pursuant to this Agreement.

“Treasury Regulations” shall mean the U.S. Treasury Regulations promulgated under the Code.

“Ultimate Parent” has the meaning set forth in the preamble.

“Unaudited Interim Balance Sheet” has the meaning set forth in Section 2.4(a).

“Underwater Option” has the meaning set forth in Section 1.6(a)(ii).

“Underwater Warrant” has the meaning set forth in Section 1.7(b).

“Update Report” has the meaning set forth in Section 1.9(d)(i).

“Upfront Eligible Indemnification Claims” has the meaning set forth in Section 9.3(f).

“Waived Section 280G Payments” has the meaning set forth in Section 5.2(c).

“WARN Act” has the meaning set forth in Section 2.15(n).

“Warrant Acknowledgement” has the meaning set forth in Section 1.7(a).

“Withholding Agent” has the meaning set forth in Section 1.11(g).